FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Financial report for January-September 2010 results.

2	Financial information for January-September 2010 results.

Financial Report

Santander

2010

January - September

Santander

Contents	3
www.santander.com

Key consolidated data	5

Highlights of the period	6

Consolidated financial report	8

Income statement	9

Balance sheet	13

Risk management	19

The Santander share	21

Information by principal segments	22

Continental Europe	26

United Kingdom	32

Latin America	34

Sovereign	42

Corporate Activities	44

Information by secondary segments	46

Retail Banking	46

Global Wholesale Banking	48

Asset Management and Insurance	50

Corporate Governance	52

Significant events in the quarter	52

Corporate Social Responsibility	54
January — September 2010          Financial Report

4

Gross income

Million euros

25,401
29,371
31,436
+7.0%
9M'08
9M'09
9M'10

Net operating income

Million euros

14,159
17,232
17,938
+4.1%
9M'08
9M'09
9M'10

Attributable profit

Million euros

6,935
6,740
6,080(1)
-9.8%
9M'08
9M'09
9M'10

Earnings per share

Euros

0.9695
0.7907
0.7010(1)
-11.3%
9M'08
9M'09
9M'10

(1) Before the impact from the application of Bank of Spain's Circular 3/2010: 0.7555 euros; -4.5%

Efficiency ratio

%

44.3
41.3
42.9
+1.6 p.p.
9M'08
9M'09
9M'10

Core capital

%

6.7
7.7
8.5
+0.8 p.p.
Sep'08
Sep'09
Sep'10

          Financial Report          January — September 2010

Key consolidated data	5

Balance sheet (Million euros)	9M’10	9M’09	Amount	(%)	2009

Total assets	1,235,712	1,082,370	153,342	14.2	1,110,529
Net customer loans	715,642	670,059	45,582	6.8	682,551
Customer funds under management	984,195	866,879	117,316	13.5	900,057
Shareholders’ equity	73,753	70,533	3,221	4.6	70,006
Total managed funds	1,375,136	1,211,142	163,994	13.5	1,245,420

Income statement (Million euros)

Net interest income	21,896	19,478	2,417	12.4	26,299
Gross income	31,436	29,371	2,065	7.0	39,381
Net operating income	17,938	17,232	706	4.1	22,960
Profit from continuing operations	6,817	6,995	(178)	(2.5)	9,427
Attributable profit to the Group	6,080	6,740	(660)	(9.8)	8,943

EPS, profitability and efficiency (%)

EPS (euro)	0.7010	0.7907	(0.0896)	(11.3)	1.0454
Diluted EPS (euro)	0.6949	0.7875	(0.0925)	(11.7)	1.0382
ROE	11.75	14.01			13.90
ROA	0.77	0.86			0.86
RoRWA	1.55	1.74			1.74
Efficiency ratio (with amortisations)	42.9	41.3			41.7

BIS II ratios and NPL ratios (%)

Core capital	8.5	7.7			8.6
Tier I	9.7	9.2			10.1
BIS ratio	13.0	13.6			14.2
NPL ratio	3.42	3.03			3.24
NPL coverage	75	73			75

Market capitalisation and shares

Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.317	11.000	(1.683)	(15.3)	11.550
Market capitalisation (million euros)	76,668	89,712	(13,044)	(14.5)	95,043
Book value (euro)	8.49	8.20			8.04
Price / Book value (X)	1.10	1.34			1.44
P/E ratio (X)	9.97	10.43			11.05

Other data

Number of shareholders	3,146,531	3,079,125	67,406	2.2	3,062,633
Number of employees	176,471	170,156	6,315	3.7	169,460
Continental Europe	54,551	50,041	4,510	9.0	49,870
o/w: Spain	33,536	33,658	(122)	(0.4)	33,262
United Kingdom	23,109	23,046	63	0.3	22,949
Latin America	87,765	86,267	1,498	1.7	85,974
Sovereign	8,539	9,082	(543)	(6.0)	8,847
Corporate Activities	2,507	1,720	787	45.8	1,820
Number of branches	13,907	13,696	211	1.5	13,660
Continental Europe	6,075	5,888	187	3.2	5,871
o/w: Spain	4,856	4,877	(21)	(0.4)	4,865
United Kingdom	1,328	1,331	(3)	(0.2)	1,322
Latin America	5,784	5,754	30	0.5	5,745
Sovereign	720	723	(3)	(0.4)	722
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October 25, 2010, following a favourable report from the Audit and Compliance Committee on October 20, 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.
Note: Capital gains and extraordinary allowances in 2009 are shown separately as “net of capital gains and extraordinary allowances”.
January — September 2010          Financial Report

6	Highlights of the period
Income statement: (pages 9-12)
•
The Group once again showed its capacity to generate recurring profits in a difficult environment. Attributable profit was EUR 6,080 million in the first nine months, 9.8% lower than in the same period of 2009 (earnings per share of EUR 0.7010). The reduction is due to the impact of one-off provisions in the quarter of EUR 693 million (EUR 472 million after taxes) because of the change in the Bank of Spain’s regulations on provisions (anticipation and simplifying calendars). The recurring attributable profit before these provisions was EUR 6,552 million (-2.8%) and earnings per share EUR 0.7555.

•	The profit for the third quarter was EUR 1,635 million and EUR 2,107 million before the change in the Bank of Spain’s regulations.
•	The income statement lines continued to reflect the Group’s focal points of management:
•	Net interest income continued to drive revenues: +12.4% year-on-year (+1.2% without perimeter and exchange-rate impact). Double digit growth in the UK and Sovereign, and quarterly record in Brazil.

•	Operating expenses increased 11.2% (+2.1% without perimeter and exchange-rate impact).

•	Net operating income rose 4.1% and the efficiency ratio was 42.9%.
•	Provisions increased 9.1% because of the changes in regulations. Recurring provisions were 10.5% lower, excluding the perimeter and forex impact, due to lower needs in Latin America and the UK.
Strong balance sheet: (pages 13-18)
•
Solid capital ratios. BIS ratio at the end of September of 13.0% and core capital of 8.5% (8.6% in June), after absorbing an impact of -34 b.p. in the quarter from the purchase of minority interests in Mexico.

•	Strong focus on capturing funds in order to gain market share, attract and link the best customers and improve the financing structure with more stable deposits.
•
The Group’s non-performing loans ratio of 3.42% and coverage of 75% compare very well by international standards. Moreover, net entries and risk premium showed a favourable trend. Spain’s NPL ratio (3.88%) and coverage of 65% also compare very well.

•	The UK, Latin America and Sovereign improved their NPL ratios for the second quarter running, maintaining or improving their coverage levels.
Rating agencies: (page 18)
•
Standard & Poor’s affirmed in July Grupo Santander’s long-term rating at ‘AA’, and in September Fitch Ratings also affirmed its ‘AA’ rating, maintaining the outlook at stable and saying the acquisitions make strategic sense.

The Santander share: (page 21)
•	The share price at the end of September was EUR 9.317, up 6.6% in the third quarter and 15.3% lower than a year earlier.
•	The first interim dividend charged to 2010’s earnings of EUR 0.135234, the same amount as the equivalent dividend in 2009, was paid on August 1.
•
After the well received scrip dividend programme in 2009 (Santander Dividendo Elección), this form of remuneration will be offered again in November for the second interim dividend. Shareholders can opt to receive payment in cash (EUR 0.119 per share) or in shares.

          Financial Report          January — September 2010

Highlights of the period	7
Business areas: (greater detail on pages 22-51)
•
Continental Europe: attributable profit of EUR 3,175 million (20.1% less than in the first nine months of 2009) and strongly affected by the change in the Bank of Spain’s regulations regarding provisions (+32.4%). Excluding them, the profit was 8.2% lower because of the impact of the environment on gross income as costs remained under control in all networks. Of note was Santander Consumer Finance with an attributable profit 26.3% higher.

•
United Kingdom: gross income rose 4.9% in sterling and expenses dropped 0.1%. Net operating income increased 8.3% and the efficiency ratio improved 1.9 p.p. Attributable profit was 12.8% higher at ₤1,313 million (EUR 1,533 million).

•
Latin America: attributable profit was EUR 3,482 million, 24.5% higher than in the first nine months of 2009. In local currency and excluding the perimeter impact from the sale of Banco de Venezuela, it rose 9.5% (+19.4% before minority interests), spurred by net interest income (+6.0%), control of expenses (+4.4%) and lower provisions (-19.8%).

•	Sovereign: attributable profit of $384 million ($157 million in the third quarter), with good evolution of revenues, expenses and provisions.
Significant events: (greater detail on pages 52-53)
•
Group Santander reached agreement for its subsidiary, Santander UK, to acquire the part of the banking business of Royal Bank of Scotland conducted by its branches in England and Wales and the network of NatWest in Scotland. The price, subject to adjustments, is ₤1,650 million.

•
Grupo Santander agreed to acquire, by means of a tender offer for 70.36% of Poland’s Bank Zachodni WBK (BZ WBK) from Allied Irish Banks (AIB) for around EUR 2,938 million in cash. Santander will also acquire AIB’s 50% share of BZ WBK Asset Management for EUR 150 million in cash.

•
Banco Santander reached an agreement with Qatar Holding by which the latter will subscribe a bond issue amounting to $2,719 million, mandatorily exchangeable for existing or for new shares of Banco Santander Brazil, at the choice of Banco Santander, three years after their issue. This investment represents 5% of the capital of Banco Santander Brazil and enables it to advance in its commitment to have a free float of 25% before the end of 2014.

January — September 2010          Financial Report

8	Consolidated financial report
General economic background
In 2010 the global economy continued to recover, although the pace of growth is losing steam in the second half of the year, as expected.
•
Developed economies, particularly the US, are slowing down as the expansive effect of fiscal policy and the rebuilding of stocks wear out, something that the recovery in job creation and private final demand can only partly offset. Nevertheless, the upturn, although gradual, is consolidating. In Europe, growth has been more robust than anticipated, although it, too, is losing strength in the second half. The uncertainty over the fiscal situation in countries on the periphery of Europe, such as Greece, and the rescue of the Irish banking system are adding more risk to the euro zone’s evolution.

In this context of low growth and greater uncertainty and no inflationary pressures, the interest rates of developed economies are at historic lows and no change is foreseen in the coming months.
•
The picture is different in emerging economies, The crisis there has been less severe and the recovery stronger, particularly in Asia and Latin America, thanks to buoyant domestic demand and inflows of capital. This buoyancy has increased inflation expectations and made many central banks lift their interest rates and normalise their monetary policy in order to cool down their economies. Growth in the second half of the year is likely to be lower than in the first.

US economic growth slowed from 3.7% in the first quarter to 1.7% in the second (quarter-on-quarter annualised). For the rest of the year, growth is expected to stabilise at these rates (lower than the potential), due to a modest increase in employment and a less dynamic international environment. As a result, with core inflation below 1%, lower use of installed capacity and scant options to cut the jobless rate, the Fed has indicated it is ready for a new round of quantitative easing. Its key rate is likely to remain at 0-0.25% until the end of 2011.
Latin America is benefiting from a favourable external environment (higher prices of raw materials and capital inflows) and buoyant domestic demand. Growth in the second quarter was more than 7% year-on-year.
Brazil’s growth in the second quarter was again positively surprising (+8.8% year-on-year after 9% in the first quarter). Stable inflation and international uncertainty led to a halt in official interest rate hikes (10.75%).
In Mexico, domestic demand, the main driver of private consumption, joined the external stimulus from US demand and pushed up year-on-year GDP growth in the second quarter to 7.6% from 4.3% in the previous quarter. Inflation, which is still under control, and excess installed capacity provide leeway for maintaining monetary policy unchanged.
In Chile, the impact of the earthquake is no longer so strongly felt. GDP growth accelerated in the second quarter to 6.5% year-on-year (+1.5% in the first quarter) and third quarter indicators show a dynamic economy, which will benefit from the reconstruction of affected areas. Growth for the whole year could be around 5%. The central bank continued to lift its key rate (2.75% in October) and further rises are likely.
The euro zone’s growth also quickened in the second quarter (+3.9% quarter-on-quarter annualised compared to 0.8% in the first quarter), and growth in the third quarter could be in line with its potential rate (around 1.5%). With inflation slightly above 1.5% and no visible pressures on core inflation (1%), the European Central Bank is holding its rate at 1% and its liquidity injection policies. The euro, after overcoming moments of greater instability during the second quarter, and faced with forecasts of slower growth and more support for the US economy, appreciated strongly against the dollar (1 euro /$1.36 at the end of September).
The strong role of Germany in the second quarter, with GDP growth much higher than expected (+9% quarter-on-quarter annualised), was fuelled by exports and investment. Third quarter figures point to a more moderate trend in line with its growth potential.
In Spain, and for the second quarter running, growth was positive (+0.7% quarter-on-quarter annualised) and slightly above that in the first quarter (+0.6%). A key driver was private consumption (+5% quarter-on-quarter annualised, similar to that before the crisis). This was due to purchases made before July’s increase in VAT, and so more moderate consumption is likely in the second half of the year.
In the UK, GDP growth in the second quarter was much higher than in the first (+4.9% quarter-on-quarter annualised against +1.2%), securing the upturn. Inflation remains high at more than 3%, partly due to higher indirect taxes and sterling’s depreciation. In this context, the Bank of England held its base rate at 0.5% and is not expected to lift it in the short term, although inflationary pressures could lead to an increase in the first half of 2011. As a result, sterling appreciated against the dollar in the second quarter but not against the euro (1 euro / ₤0.86).
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’10	9M’09	30.09.10	31.12.09	30.09.09

US$	1.3113	1.3638	1.3648	1.4406	1.4643
Pound sterling	0.8563	0.8856	0.8600	0.8881	0.9093
Brazilian real	2.3347	2.8262	2.3201	2.5113	2.6050
New Mexican peso	16.6655	18.6104	17.1258	18.9223	19.7454
Chilean peso	682.2170	779.1439	661.3138	730.7444	801.7775
Argentine peso	5.1068	5.0380	5.4073	5.4761	5.6280
          Financial Report          January — September 2010

Consolidated financial report	9
Income statement

			Variation
Million euros	9M’10	9M’09	Amount	(%)

Net interest income	21,896	19,478	2,417	12.4

Dividends	251	335	(84)	(25.1)
Income from equity-accounted method	13	(2)	15	—
Net fees	7,290	6,828	461	6.8
Gains (losses) on financial transactions	1,890	2,617	(727)	(27.8)
Other operating income/expenses	97	115	(18)	(15.6)

Gross income	31,436	29,371	2,065	7.0

Operating expenses	(13,498)	(12,139)	(1,359)	11.2
General administrative expenses	(12,088)	(10,948)	(1,141)	10.4
Personnel	(6,908)	(6,260)	(648)	10.4
Other general administrative expenses	(5,180)	(4,688)	(493)	10.5
Depreciation and amortisation	(1,409)	(1,192)	(218)	18.3

Net operating income	17,938	17,232	706	4.1

Net loan-loss provisions	(7,854)	(7,200)	(655)	9.1
Impairment losses on other assets	(161)	(307)	146	(47.6)
Other income	(1,057)	(929)	(128)	13.8

Profit before taxes (w/o capital gains)	8,866	8,796	70	0.8

Tax on profit	(2,049)	(1,801)	(248)	13.8

Profit from continuing operations (w/o capital gains)	6,817	6,995	(178)	(2.5)

Net profit from discontinued operations	(17)	53	(70)	—

Consolidated profit (w/o capital gains)	6,800	7,049	(248)	(3.5)

Minority interests	720	309	411	133.3

Attributable profit to the Group (w/o capital gains)	6,080	6,740	(660)	(9.8)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	6,080	6,740	(660)	(9.8)

EPS (euros)	0.7010	0.7907	(0.0896)	(11.3)
Diluted EPS (euros)	0.6949	0.7875	(0.0925)	(11.7)

Pro memoria:
Average total assets	1,180,196	1,098,907	81,289	7.4
Average shareholders’ equity	68,990	64,169	4,822	7.5
Grupo Santander. Results
•	The profile of the income statement reflects the management priorities:
•	Commercial revenues withstood the cycle.

•	Flexibility in expenses and synergies obtained.

•	Slower growth in recurring provisions, thanks to active management of risks and recoveries.
•	And underscores the conservative policy in:
•	hedging (gains on financial transactions)

•	liquidity (net interest income).

•
provisions: the negative impact of the regulatory change in provisions in Spain was fully carried against the quarter’s profits (EUR 472 million after taxes), as specific provisions of EUR 693 million were made and no generic provisions were released.

•	Attributable profit for the first nine months was EUR 6,080 million, 9.8% lower than in 2009. Excluding the one-off provisions, the fall was 2.8%.
In order to appropriately interpret the results various aspects need to be taken into account, in addition to the different pace of recovery among countries:
First, third quarter results registered the impact of the Bank of Spain’s change in regulations on provisions, which entered into force on September 30. The new regulations unify and accelerate the calendars of provisions for all non-performing loans (100% coverage within 12 months), increase the percentage of value of the guarantees for real estate assets (from 50% for land to 80% for the primary residence) and speed up provisions for foreclosed real estate assets (minimum coverage of 30% at 24 months or 20% in the case of justified housing appraisals).
The impact on Grupo Santander is as follows:
•	EUR 965 million additional provisions from the acceleration of the calendar.
•
The recognition of guarantees releases EUR 272 million in provisions, a relatively small amount because of the small relative share for real estate development loans and land (the most favoured by the change in regulations) in the Group’s portfolio of non-performing loans.

•
As regards provisions for foreclosed real estate assets, strict application of the calendar would have allowed Santander to release EUR 725 million, making the total impact of the circular slightly positive. However, in line with our hallmark conservative criteria, we opted not to release any funds, as we believe the current provision of 30% made at the end of 2009 is a realistic valuation of the real estate.

The first application of the new regulations meant an extraordinary and one-off impact amounting to EUR 693 million in provisions and its negative impact on attributable profit is EUR 472 million (after tax).
January — September 2010          Financial Report

10	Consolidated financial report
Quarterly

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378	7,396

Dividends	87	153	94	102	47	144	60
Income from equity-accounted method	(13)	10	1	2	3	5	5
Net fees	2,164	2,374	2,291	2,252	2,326	2,483	2,481
Gains (losses) on financial transactions	862	977	777	806	724	567	599
Other operating income/expenses	80	16	19	29	38	38	22

Gross income	9,221	10,147	10,004	10,010	10,260	10,614	10,563

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)	(4,687)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)	(4,206)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)	(2,408)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)	(1,798)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)	(481)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066	5,876

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)	(2,935)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)	(41)
Other income	(278)	(232)	(418)	(382)	(331)	(362)	(364)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158	2,535

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)	(634)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477	1,901

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)	(4)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476	1,897

Minority interests	99	113	97	207	212	246	262

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230	1,635

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—

Attributable profit to the Group	2,096	2,423	2,221	2,202	2,215	2,230	1,635

EPS (euros)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574	0.1884
Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558	0.1854

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.
The Group has been prudent, both in the criteria used to apply the Circular as well as carrying the full impact against the third quarter’s profits, without compensating its effect with the release of generic provisions.
The other aspects to be taken into account are:
•
There is a small perimeter impact throughout the income statement because of only eight months consolidation of Sovereign by global integration until September 2009 and the incorporation into Santander Consumer Finance of Triad, HSBC and AIG portfolios.

•
The year-on-year evolution of attributable profit was negatively affected by around 1 p.p. by the sale of Banco de Venezuela (its results in 2009 were eliminated from the various items and recorded in discontinued operations) and by around 5 p.p. (increased minority interests) by the placement of shares of Banco Santander Brazil. On the other hand, September’s minority interests in Mexico were incorporated (positive impact of 0.2 p.p.).

•
Lastly, the comparison of gross income and expenses with the first nine months of 2009 is positively affected by the performance of average exchange rates of sterling, the dollar and the main Latin American currencies against the euro. The impact with regard to the euro was: +8 p.p. in operating areas for the whole Group, +4 p.p. in the United Kingdom and +18 p.p. in Latin America. The positive effect of exchange rates was partly offset in Corporate Activities by the losses in hedging positions.

Grupo Santander continued to develop its business in a complex environment, which made it maintain its main management priorities: management of spreads, particularly in loans; controlled expenses and discipline in the balance sheet (risks, liquidity and capital).
Attributable profit was EUR 6,080 million, 9.8% lower than in the first nine months of 2009. Eliminating the one-off impact on provisions, profit was 2.8% lower at EUR 6,552 million. These figures reflect the strength and recurrence of our earnings.
The main developments in the income statement compared with the first nine months of 2009 are now set out:
          Financial Report          January — September 2010

Consolidated financial report	11
Revenues
Net interest income continued to be the main driver of revenue growth. It increased 12.4% year-on-year to EUR 21,896 million. This was due to a moderate increase in volumes and appropriate management of spreads in all units. The spreads on loans improved notably (for the whole Group they increased from 3.0% to 3.4%), while those on deposits were affected by lower interest rates and by the Group’s policy of giving priority to attracting new deposits and liquidity.
Excluding the perimeter and exchange rate effects, net interest income was 1.2% higher. This moderate increase was due to the higher cost of funds recorded in Corporate Activities and to some stagnation in Continental Europe. Growth in the UK and at Sovereign was double digit, and Latin America’s is gathering pace, particularly Brazil whose third quarter figure was a new record as the stronger lending in previous quarters is beginning to be felt.
Net fee income increased 6.8%, with a favourable performance of those from insurance, cards, administration of accounts and pension funds. Europe was the weakest in this area and Latin America the strongest.
Net fees

			Variation
Million euros	9M’10	9M’09	Amount	(%)

Commissions from services	4,205	3,957	248	6.3
Mutual & pension funds	951	888	63	7.1
Securities services	587	588	(1)	(0.1)
Insurance	1,546	1,395	151	10.9

Net fees	7,290	6,828	461	6.8

Gains on financial transactions declined 27.8%, largely due to Corporate Activities, where the cost of hedging exchange rates is recorded, and the drop in some Latin American countries (from the sale of portfolios in 2009). On the other hand, there was good evolution of those from wholesale businesses in Europe, mostly in customer operations.
Income accounted for by the equity method was EUR 13 million compared with a loss of EUR 2 million in the first nine months of 2009, while dividends received declined from EUR 335 million to EUR 251 million. This fall was largely due to the lower dividends from Visanet, after the share placement in the middle of 2009, as well as the early payment by some companies of the dividends of the fourth quarter of 2009.
Gross income increased 7.0% year-on-year to EUR 31,436 million. Excluding the perimeter and exchange-rate impact, declined was 2.0%.
Expenses
Operating expenses rose 11.2% (+2.1% excluding the perimeter and exchange-rate effects). Most units registered zero or negative growth, except for Chile, because of the earthquake, Argentina, due to the renegotiation of the collective bargaining agreement with a 23% rise, and GBM because of the investments made to consolidate positions in core markets. In an environment like the current one, control of expenses is vital.
The efficiency ratio including amortisations was at around 43% (38% excluding them). Good evolution in the UK and, particularly, at Sovereign where in just 18 months the ratio improved from 74.5% at the time of its integration into the Group to 43.9% (close to the Group’s average).
Net operating income
Revenue growth and control of expenses pushed up net operating income by 4.1% to EUR 17,938 million, all of it due to the operating areas.
January — September 2010          Financial Report

12	Consolidated financial report
Operating expenses

			Variation
Million euros	9M’10	9M’09	Amount	(%)

Personnel expenses	6,908	6,260	648	10.4
General expenses	5,180	4,688	493	10.5
Information technology	633	572	61	10.7
Communications	491	475	16	3.3
Advertising	467	431	36	8.3
Buildings and premises	1,162	1,048	114	10.9
Printed and office material	140	137	3	2.0
Taxes (other than profit tax)	269	232	36	15.6
Other expenses	2,018	1,792	226	12.6

Personnel and gen. expenses	12,088	10,948	1,141	10.4

Depreciation and amortisation	1,409	1,192	218	18.3

Total operating expenses	13,498	12,139	1,359	11.2

This underscored the Group’s strong capacity to keep on generating revenues in the current difficult environment and absorb the consequent larger provisions and those from the change in the Bank of Spain’s regulations. Net operating income in the first nine months was 2.3 times the provisions made in the same period, including the one-off impact.
In addition, high weight of net operating income over total loans, which annualised, represent 3.4% of lending.
Eliminating the perimeter and exchange rate impacts, net operating income was 4.9% lower.
Loan-loss provisions and other provisions
Net loan-loss provisions amounted to EUR 7,854 million, 9.1% more than in the first nine months of 2009 and including the EUR 693 million from the change in the Bank of Spain’s regulations. Excluding this, provisions in the third quarter were EUR 2,242 million, 0.5% lower year-on-year. Eliminating the perimeter and exchange rate effects the decline was 10.5%.
This reduction was due to the lower provisions needed for Latin America (-19.8% excluding the exchange rate impact), which is beginning to benefit from the improvement in the economic cycle, and the good trend in the UK. Spain and Portugal, however, still need larger provisions.
Other asset impairment losses and other results and provisions, which reflect provisions for possible contingencies, were EUR 1,218 million negative, very similar to the EUR 1,236 million also negative in the first nine months of 2009.
Profit
Profit before tax was EUR 8,866 million, 0.8% higher than in the first nine months of 2009.
After the tax charge, the profit from continued operations was EUR 6,817 million, 2.5% lower (-10.4% excluding the perimeter and exchange rate impact). Attributable profit, after incorporating discontinued operations (impact of the sale of Banco de Venezuela) and minority interests (placement of shares of Banco Santander Brazil and acquisition of 25% in Mexico), was 9.8% lower at EUR 6,080 million.
Earnings per share in the first nine months were EUR 0.7010, 11.3% lower than in the same period of 2009 as they were slightly affected by the capital increases made in 2009, and more so by the one-off provisions in the third quarter from the change in regulations. Discounting this effect, earnings per share were EUR 0.7555 (-4.5% y-o-y).
Net loan-loss provisions

			Variation
Million euros	9M’10	9M’09	Amount	(%)

Non performing loans	8,700	8,005	696	8.7
Country-risk	(2)	(140)	138	(98.5)
Recovery of written-off assets	(844)	(665)	(179)	26.8

Total	7,854	7,200	655	9.1

          Financial Report          January — September 2010

Consolidated financial report	13
Balance sheet

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Asset
Cash on hand and deposits at central banks	69,183	25,316	43,867	173.3	34,889

Trading portfolio	180,566	132,905	47,661	35.9	135,054
Debt securities	58,085	48,212	9,873	20.5	49,921
Customer loans	612	4,528	(3,916)	(86.5)	10,076
Equities	7,746	7,914	(168)	(2.1)	9,248
Trading derivatives	93,855	66,893	26,962	40.3	59,856
Deposits from credit institutions	20,267	5,358	14,910	278.3	5,953

Other financial assets at fair value	41,611	38,742	2,870	7.4	37,814
Customer loans	9,446	12,100	(2,654)	(21.9)	8,329
Other (deposits at credit institutions, debt securities and equities)	32,166	26,642	5,524	20.7	29,485

Available-for-sale financial assets	83,191	83,085	107	0.1	86,621
Debt securities	76,477	75,125	1,352	1.8	79,289
Equities	6,714	7,959	(1,245)	(15.6)	7,331

Loans	773,021	719,676	53,344	7.4	736,746
Deposits at credit institutions	58,045	49,114	8,931	18.2	57,641
Customer loans	705,584	653,431	52,153	8.0	664,146
Debt securities	9,392	17,132	(7,740)	(45.2)	14,959

Investments	283	156	127	81.7	164

Intangible assets and property and equipment	12,969	11,147	1,822	16.3	11,774

Goodwill	23,928	23,474	454	1.9	22,865

Other	50,959	47,869	3,090	6.5	44,602

Total assets	1,235,712	1,082,370	153,342	14.2	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	157,895	114,240	43,655	38.2	115,516
Customer deposits	5,567	4,793	774	16.2	4,658
Marketable debt securities	380	1,408	(1,028)	(73.0)	586
Trading derivatives	94,292	65,046	29,246	45.0	58,713
Other	57,656	42,993	14,663	34.1	51,559

Other financial liabilities at fair value	48,942	32,750	16,193	49.4	42,371
Customer deposits	29,074	7,841	21,233	270.8	14,636
Marketable debt securities	7,918	3,249	4,669	143.7	4,887
Due to central banks and credit institutions	11,951	21,661	(9,710)	(44.8)	22,848

Financial liabilities at amortized cost	902,505	802,056	100,449	12.5	823,403
Due to central banks and credit institutions	82,468	77,643	4,824	6.2	73,126
Customer deposits	566,653	458,630	108,023	23.6	487,681
Marketable debt securities	200,138	208,909	(8,772)	(4.2)	206,490
Subordinated debt	32,287	37,752	(5,464)	(14.5)	36,805
Other financial liabilities	20,959	19,122	1,838	9.6	19,300

Insurance liabilities	6,527	22,325	(15,797)	(70.8)	16,916

Provisions	16,756	18,137	(1,381)	(7.6)	17,533

Other liability accounts	26,827	23,278	3,550	15.2	20,919

Total liabilities	1,159,453	1,012,784	146,669	14.5	1,036,659

Shareholders’ equity	73,753	70,533	3,221	4.6	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	64,672	60,818	3,854	6.3	61,071
Attributable profit to the Group	6,080	6,740	(660)	(9.8)	8,943
Less: dividends	(1,113)	(1,103)	(10)	0.9	(2,297)
Equity adjustments by valuation	(2,866)	(3,575)	708	(19.8)	(3,165)
Minority interests	5,372	2,628	2,744	104.4	5,204

Total equity	76,259	69,586	6,673	9.6	73,871

Total liabilities and equity	1,235,712	1,082,370	153,342	14.2	1,110,529

January — September 2010          Financial Report

14	Consolidated financial report
Grupo Santander. Balance sheet
Activity reflected the current market environment:
•	Lower demand for loans in Europe and the US.
•	Strong growth in Latin America in the last few quarters (double digit growth annualised).
•	In funds, preference for deposits, mainly in Europe.
•	Our market share of deposits in Spain increased 208 b.p. in the first nine months (+14% in relative terms).
Core capital of 8.5% after absorbing the impact of incorporating minority interests in Mexico (-34 b.p.).
Shareholders’ funds per share increased again in the quarter (+EUR 0.09) to EUR 8.49.
Total managed funds at the end of September amounted to EUR 1,375,136 million, of which EUR 1,235,712 million (90%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two effects, both of them positive. The first is the appreciation of all currencies against the euro in the last 12 months (with end of period rates): 21% for the Chilean peso, 15% the Mexican peso, 12% the Brazilian real, 7% the dollar and 6% sterling. The other one is a small increase in the perimeter as a result of the acquisition of portfolios in the US and the integration of AIG. The impact on the growth in customer balances was 4/5 p.p. in loans as well as customer funds.
Lending
The Group’s net lending amounted to EUR 715,642 million, 7% higher than September 2009 (+3% after deducting the perimeter and exchange rate impact).
Lending to the public sector increased 32% year-on-year and loans to other resident sectors declined 3%. Of these, secured loans increased 3%, while the commercial portfolio rose 3% and other loans declined 13%. Loans to the non-resident sector grew 12%, with a notable impact of exchange rates.
Continental Europe’s balance of total lending increased 2%. In Spain, the combined lending of the Santander Branch Network and Banesto dropped 1%, in line with the trend in the resident sector.
Customer loans

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Public sector	12,054	9,118	2,936	32.2	9,803
Other residents	217,421	224,904	(7,484)	(3.3)	222,355
Commercial bills	10,203	9,884	319	3.2	11,134
Secured loans	128,360	124,104	4,256	3.4	125,397
Other loans	78,858	90,917	(12,058)	(13.3)	85,824
Non-resident sector	505,753	452,200	53,553	11.8	468,267
Secured loans	307,683	274,599	33,084	12.0	286,381
Other loans	198,070	177,601	20,469	11.5	181,886

Gross customer loans	735,227	686,223	49,005	7.1	700,424

Loan-loss allowances	19,586	16,163	3,422	21.2	17,873

Net customer loans	715,642	670,059	45,582	6.8	682,551

Pro memoria: Doubtful loans	26,659	22,349	4,309	19.3	24,027
Public sector	33	40	(8)	(19.2)	18
Other residents	11,232	8,986	2,246	25.0	9,898
Non-resident sector	15,394	13,323	2,071	15.5	14,111
          Financial Report          January — September 2010

Consolidated financial report	15
Santander Consumer Finance’s balance increased 13% over September 2009, while Portugal’s rose 1% (+2% in SMEs and mortgages for individual customers).
In the United Kingdom, lending increased 1% in sterling. In local criteria, residential mortgages grew 5% and loans to SMEs 23%, while personal loans, with a small relative share in total lending, dropped 23%, in line with previous quarters.
Lending in Latin America rose 10%, excluding the exchange rate impact. Brazil’s rose 15%, Mexico’s 9%, and Chile’s 11%, registering strong recovery in recent quarters. Growth in the third quarter over the second at an annualised rate was 16% in Chile, 24% in Brazil and around 30% in Mexico.
Sovereign’s loans declined 4% in dollars year-on-year, due to the weak environment and the reduction in the balances of non-strategic segments. The third quarter, however, showed some recovery in the most strategic mortgage segments (residential and multifamily), which were up 3%.
These year-on-year changes reflect the loss of relative share of lending in Europe and the rise in Latin America. At the end of September, Continental Europe accounted for 46% of the Group’s total lending (33% Spain), the UK 32%, Latin America 17% (9% Brazil) and Sovereign 5%. The respective figures a year earlier were 49% for Continental Europe, 32% for the UK, 14% for Latin America and 5% for Sovereign.
Customer funds under management
Total managed funds at the end of September amounted to EUR 984,195 million, 14% more than a year earlier (+9% excluding the exchange rate and perimeter impact).
Of note, after deducting these impacts for a better analysis, was the 23% rise in total deposits without repos (demand deposits: +9%; time: +44%), reflecting the focus on capturing balances by all the Group’s units. Marketable securities dropped 5% and subordinated debt 17% (the latter affected by the exchange processes undertaken). Repos and mutual and pension funds changed slightly.
The strong growth in deposits in 2010 underscores the Group’s strategy of attracting funds, with the launch of new products, particularly in Spain. Backed by their conditions of access, linkage and return, these products aim to gain market share by capturing prime customers.
The volume of deposits captured increased by more than two percentage points our market share of deposits over the total of commercial and savings banks in Spain (+14% in relative terms).
Continental Europe increased its deposits excluding repos 53% year-on-year.
In Spain, which accounts for three out of every four of Continental Europe’s deposits, deposits increased 45% in the last twelve months, due to the strategy of growth and customers’ preference for this type of product instead of mutual funds. Mutual and pension funds were 5% lower.
Santander Consumer Finance’s deposits excluding repos increased 50%, while in Portugal deposits excluding repos rose 35%. Mutual and pension funds fell 7%.
In the UK, customer deposits excluding repos increased 7% in sterling, and mutual funds rose 32%.
In Latin America, savings increased 1% excluding the exchange-rate. Mexico’s grew 15%, Chile’s 5% and Brazil’s dropped 2%. The performance was similar: double digit growth in demand deposits, moderate rise in mutual funds (except for Chile) and decline or small increase in time deposits, which anticipate the next interest rate movements in markets.
Sovereign’s managed funds declined 26% in dollars due to the bank’s policy of reducing high cost balances and the large fall in marketable securities. Low cost retail deposits increased 6% and more expensive ones declined 36%.
January — September 2010          Financial Report

16	Consolidated financial report
Customer funds under management

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Public sector	11,935	14,917	(2,982)	(20.0)	13,293
Other residents	157,895	116,180	41,715	35.9	126,189
Demand deposits	66,505	57,689	8,815	15.3	61,000
Time deposits	81,300	43,842	37,458	85.4	49,177
REPOs	10,090	14,649	(4,559)	(31.1)	16,012
Non-resident sector	431,463	340,165	91,298	26.8	367,495
Demand deposits	206,923	181,906	25,016	13.8	195,823
Time deposits	190,920	137,136	53,784	39.2	148,485
REPOs	27,303	16,556	10,747	64.9	18,403
Public Sector	6,317	4,567	1,751	38.3	4,784

Customer deposits	601,293	471,263	130,030	27.6	506,976

Debt securities	208,435	213,566	(5,131)	(2.4)	211,963
Subordinated debt	32,287	37,752	(5,464)	(14.5)	36,805

On-balance-sheet customer funds	842,016	722,581	119,435	16.5	755,744

Mutual funds	107,833	100,265	7,568	7.5	105,216
Pension funds	10,865	11,081	(216)	(2.0)	11,310
Managed portfolios	20,726	17,426	3,300	18.9	18,364
Savings-insurance policies	2,755	15,526	(12,771)	(82.3)	9,422

Other customer funds under management	142,179	144,298	(2,119)	(1.5)	144,313

Customer funds under management	984,195	866,879	117,316	13.5	900,057

Continental Europe accounted for 41% of managed customer funds at the end of September (31% Spain), the UK 31%, Latin America 24% (Brazil 14%) and Sovereign 4%. The respective figures a year earlier were 40% for Continental Europe, 31% for the United Kingdom, 23% for Latin America and 6% Sovereign.
Deposits excluding repos were 4% higher at the end of September than in June and mutual funds were 2% lower, both without the exchange rate and perimeter impact.
As well as capturing deposits, another strategic issue was to maintain an active policy of issuing fixed income in international markets. At the end of September we had covered all the programme of issues foreseen for the whole year
At the end of September, issues of senior debt, covered bonds and subordinated debt amounted to EUR 20,400, EUR 8,134 and EUR 205 million, respectively.
This issuing activity underscores the Group’s capacity via its parent bank Banco Santander and its main subsidiaries to access the institutional markets in the countries where it operates: Spain, with Banesto; Portugal; the UK; Chile; Brazil and Mexico.
As regards securitisations, the Group’s subsidiaries issued a total of EUR 12,200 million in international markets in the first nine months of the year. Of note was the UK which placed EUR 9,094 million.
Issues of senior debt, covered bonds and subordinated debt that matured in the first nine months were EUR 18,773 million, EUR 3,550 million and EUR 2,642 million, respectively. All of the Series V of the preference shares of Santander Finance Capital amounting to EUR 1,000 million was amortised.
In this regard, it is necessary to point out that the Group successfully completed in the first quarter an offer to acquire a series of subordinated debt issues. This meant the acceptance and subsequent cancellation of issues for the following nominal amounts: EUR 181 million, ₤1,309 million and US$ 1,632 million.
Mutual funds

Million euros	30.09.10	30.09.09	Var (%)

Spain	38,257	40,646	(5.9)
Portugal	3,496	3,825	(8.6)
United Kingdom	13,704	9,821	39.5
Latin America	52,377	45,973	13.9

Total	107,833	100,265	7.5

Pension funds

Million euros	30.09.10	30.09.09	Var (%)

Spain	9,551	9,753	(2.1)
Portugal	1,314	1,328	(1.1)

Total	10,865	11,081	(2.0)

          Financial Report          January — September 2010

Consolidated financial report	17
Shareholders’ equity and minority interests

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	35,554	31,868	3,685	11.6	31,796
Treasury stock	(187)	(360)	172	(47.9)	(30)

Shareholders’ equity (before profit and dividends)	68,786	64,895	3,891	6.0	65,186

Attributable profit	6,080	6,740	(660)	(9.8)	8,943
Interim dividend distributed	(1,113)	(1,103)	(10)	0.9	(1,285)
Interim dividend not distributed	—	—	—	—	(2,837)

Shareholders’ equity (after retained profit)	73,753	70,533	3,221	4.6	70,006

Valuation adjustments	(2,866)	(3,575)	708	(19.8)	(3,165)
Minority interests	5,372	2,628	2,744	104.4	5,204

Total equity (after retained profit)	76,259	69,586	6,673	9.6	72,045

Preferred shares and securities in subordinated debt	7,177	7,668	(491)	(6.4)	7,745

Total equity and capital with the nature of financial liabilities	83,436	77,254	6,182	8.0	79,791

This capturing of stable funds, via deposits and issues, combined with reduced growth in lending, enabled the commercial gap of credits over deposits to be lowered in the last 12 months by 23 p.p. at Group level to 119% at the end of September. The ratio of deposits plus medium and long-term financing over loans increased to 113% at the end of September (107% at the end of 2009), underscoring the appropriate structure of financing the Group’s lending.
Goodwill
Total goodwill was EUR 23,928 million at the end of September, EUR 454 million higher than a year earlier because of the impact of exchange rates.
Shareholders’ equity and solvency ratios
Total shareholders’ equity was 5% higher at EUR 73,753 million (+EUR 3,221 million y-o-y), due to the increase in reserves.
Including valuation adjustments, minority interests and preference shares, total net equity and capital with the nature of financial liabilities amounted to EUR 83,436 million, increasing EUR 6,182 million in the last twelve months (+8%). Minority interests rose EUR 2,744 million after the placement of the shares of Banco Santander Brazil, and valuation adjustments were EUR 708 million higher year-on-year because of the favourable impact of the appreciation of currencies against the euro.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity amounted to EUR 77,067 million (EUR 29,572 million surplus and 62% above the minimum requirement). The BIS ratio was 13.0%, Tier I 9.7% and core capital 8.5% (+80 b.p. in the last 12 months). This improvement was due to the free generation of capital, favoured by the scrip dividend, and the positive impact on equity from the placement of Banco Santander Brazil shares. On the other hand, there was a negative impact of 34 b.p. from the minority interests acquired in Mexico.
This core capital is of very high quality, given the basically retail nature of Grupo Santander’s business and its strong diversification by countries and products. Furthermore, it should be borne in mind that this ratio includes the generally negative impact of valuation adjustments of portfolios available for sale and excludes the Group’s generic loan-loss provisions, which are a positive contribution.
Computable capital and BIS II ratio

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Core capital	50,307	42,387	7,920	18.7	48,366
Basic capital	57,718	50,568	7,150	14.1	56,615
Supplementary capital	21,468	26,041	(4,573)	(17.6)	24,309
Deductions	(2,118)	(1,872)	(246)	13.2	(1,221)

Computable capital	77,067	74,737	2,330	3.1	79,704

Risk-weighted assets	593,693	549,647	44,046	8.0	561,684

BIS II ratio	13.0	13.6	(0.6 p. )		14.2
Tier I (before deductions)	9.7	9.2	0.5 p.		10.1
Core capital	8.5	7.7	0.8 p.		8.6

Shareholders’ equity surplus (BIS II ratio)	29,572	30,765	(1,194)	(3.9)	34,769

January — September 2010          Financial Report

18	Consolidated financial report
Lastly, of note is the high and sustained capacity to retain profits, after deducting dividends in accordance with the Group’s pay-out policy. At the end of September, shareholders’ equity per share was EUR 8.49 (+EUR 0.45 this year) and added to the rise in the last four years. There was a similar evolution of the net asset value (NAV) per share, defined as equity less valuation adjustments, goodwill and other intangible assets.
In short, we maintain very solid solvency ratios appropriate to our risk profile, as shown by the stress tests conducted by the Committee of European Banking Supervisors (CEBS) and the Bank of Spain in July.

Recorded profit and loss statement

Million euros	9M’10	9M’09

Net consolidated profit	6,800	7,081

Other recorded revenues/expenses	881	4,791

Available-for-sale financial assets	(1,211)	1,165
Cash flow hedges	(63)	185
Hedges of net investments in businesses abroad	(1,632)	(613)
Exchange rates differences	3,204	3,877
Other revenues/expenses	0	112
Recorded in minority interests	582	66

Total recorded revenues/expenses	7,681	11,872

Attributable to the Parent Bank	6,379	11,495
Attributable to the minority interests	1,302	377
Rating agencies
The latest reviews by rating agencies are as follows.
Moody’s, as part of its look at all countries in mid 2009, put our long-term rating at Aa2, with negative outlook and financial strength at B-. The reasons for this were the exposure to the Spanish, British and American markets, although in the case of the latter two it said they would provide profits in the long term. Moody’s indicated that Santander is one of the global banks with the best rating.
DBRS confirmed in February 2010 the ‘AA’ rating, based on the strength of the franchise and the capacity to generate recurring results, enabling Santander to face the fragile economic situation and the still unstable global financial markets.
Standard & Poor’s affirmed in July 2010 the ‘AA’ rating, valuing the strength of the Bank’s business, the high degree of geographic diversification, the soundness of business market shares in core markets, the success and good execution of the strategy, the strong resistance of net operating income and the Group’s solid capitalisation. The continued negative outlook reflects the difficult macroeconomic situation in Spain and globally.

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
Lastly, in September 2010 Fitch Ratings affirmed the long-term ‘AA’ rating and maintained the stable outlook. It said the acquisitions make strategic sense as Santander already has a presence in most of these markets and they are complementary to its existing core retail banking operations. Furthermore, they provide greater geographic diversification for the Group.
This agency also pointed out the strength of the retail franchises in core markets, the quality of management and their strategy, the robustness of profits, the diversification and good mix of business and the quality of risk systems.
          Financial Report          January — September 2010

Risk management	19

Credit risk management*

			Variation
Million euros	30.09.10	30.09.09	Amount	(%)	31.12.09

Non-performing loans	27,195	22,666	4,528	20.0	24,554
NPL ratio (%)	3.42	3.03	0.39 p.		3.24
Loan-loss allowances	20,490	16,619	3,871	23.3	18,497
Specific	14,008	10,550	3,458	32.8	11,770
Generic	6,482	6,069	413	6.8	6,727
NPL coverage (%)	75	73	2 p.		75
Credit cost (%) **	1.65	1.56	0.09 p.		1.57

Ordinary non-performing and doubtful loans ***	17,028	16,009	1,019	6.4	17,641
NPL ratio (%) ***	2.17	2.16	0.01 p.		2.35
NPL coverage (%) ***	120	104	17 p.		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
Risk management
Credit risk management
The still weak growth in some countries produced rises in non-performing loan (NPL) ratios because of the increase in the Group’s bad and doubtful loans and the slower pace of growth in lending.
Taking just the third quarter, the pace of growth in non-performing loans decelerated and was due to Spain and Portugal, as the UK, Latin America and Sovereign improved their ratios and maintained their coverage levels.
As a result, Grupo Santander’s NPL ratio stood at 3.42% at the end of September, 39 b.p. more than a year earlier and only 5 b.p. more than June 2010, maintaining the trend. Coverage improved 2 p.p. to 75%. Both ratios compare well with those of our international competitors.
The Group’s total net specific provisions for loan losses, after deducting write-offs recovered and including the impact of the change in the Bank of Spain’s regulations, amounted to EUR 9,126 million in the first nine months of 2010, 1.65% (1.56% excluding the Bank of Spain’s impact) of average credit risk (last 12 months), compared to EUR 8,163 million (1.56%) in the same period of 2009. This higher cost of credit was partly offset by an increase in spreads on loans and by the recovery in some units of generic provisions. Net provisions represented 1.49% of credit risk, much lower than the net operating income generated by the Group as a percentage of credit risk (3.41%).
The Group’s NPL ratio in Spain, according to the latest figures, was well below that of the banking sector as a whole and thanks to its better relative performance in the last few years the differential widened. The ratio increased 17 b.p. from June to 3.88% in September (+90 b.p. since September 2009) and coverage was 65%.
In the UK, the NPL ratio was 1.76%, 11 b.p. more than September 2009 but 8 b.p. better than June 2010 and coverage was 42% (+1 p.p. in the quarter).
Of note in standardised risks and because of their importance in the Group’s total lending, are residential mortgages in Spain and the UK, which account for 36% of the Group’s global amount (mainly first residence).
Residential mortgages account for 25% of the total credit risk in Spain, with an average LTV of 55% and an affordability rate of 33%. Their NPL ratio is 2.7%.
In addition, the Group’s exposure to the real estate and construction sectors in Spain compares very well with the figures at the end of 2009 (latest available) published by the Bank of Spain. The potentially problematic exposure of Santander and Banesto (doubtful and substandard loans plus the total of acquired and foreclosed assets and write offs) in these two sectors amounted to EUR 16,400 million at the end of September.
January — September 2010          Financial Report

20	Risk management

Non-performing loans by quarter

Million euros	Q1’09	Q2’09	Q3’09	Q4’09	Q1’10	Q2’10	Q3’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512	27,325
Net additions	5,290	4,877	4,170	3,897	3,423	3,389	2,895
Increase in scope of consolidation	1,033	—	—	—	—	—	254
Exchange differences	211	370	(302)	610	420	1,307	(1,060)
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)	(2,219)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325	27,195

The specific provisions for this portfolio provide coverage of 29%. Including the generic provisions in Spain, coverage in the face of a potential deterioration is 38%. Including the net operating income generated in the last year, coverage would be 75%. These figures are well above the sector’s average given the greater relative impact of both the generic funds available as well as the net operating income of Santander and Banesto in Spain.
In the UK, residential mortgages are focused on the first residence. In Loan to Value terms, credit risk quality is high (average value of 51%) and the NPL ratio is 1.47%.
Santander Consumer Finance’s NPL was 5.13% and coverage increased for the seventh quarter running (from 86% at the end of 2008 to 122%).
Portugal’s NPL ratio increased in the quarter as well as in the last 12 months (+39 b.p.) to 2.43%, while coverage was 69%.
Brazil’s NPL ratio was 4.97%, 30 b.p. less than in December 2009, improving for the third straight quarter. Coverage remained at around 100%. Latin America excluding Brazil NPL ratio was 3.11%, with excellent coverage of 113%.
Sovereign’s NPL ratio was 4.80% and coverage 72%. Both ratios were better for the third quarter running and the forecasts made.
Management of market risk
The risk of trading activity, measured in VaR terms, averaged EUR 27.6 million during the third quarter. It fluctuated between EUR 21 million and EUR 34 million. The maximum for the quarter was reached in July, as a result of the increased VaR in Madrid and the reduction of the diversification effect. It then declined in the first two weeks of September, largely due to the reduction of fixed income and currency positions in Brazil and Mexico. At the end of the third quarter it rose again, because of the increased risk in Mexico (interest rates) and Brazil (interest rates and equities).
Trading portfolios*. VaR by region

Third quarter	2010		2009
Million euros	Average	Latest	Average

Total	27.6	33.7	31.1

Europe	13.8	14.5	15.6
USA and Asia	1.4	1.3	3.9
Latin America	15.1	21.7	21.2
Global Activities	16.0	14.2	—

(*).-	Trading activity
Trading portfolios*. VaR by market factor

Third quarter
Million euros	Min	Avg	Max	Latest

VaR total	21.2	27.6	34.1	33.7

Diversification effect	(18.0)	(27.0)	(36.5)	(26.7)
Interest rate VaR	9.4	14.7	19.8	18.6
Equity VaR	6.4	8.5	12.8	9.1
FX VaR	4.6	9.6	23.6	9.9
Credit spreads VaR	15.2	20.6	25.4	21.7
Commodities VaR	0.8	1.2	1.9	1.2

(*).-	Trading activity
          Financial Report          January — September 2010

The Santander share	21
Shareholder remuneration
In line with its shareholder remuneration policy, Santander paid on August 1 its first interim dividend of EUR 0.135234 per share charged to 2010’s earnings.
Under the scrip dividend programme for 2010 (Santander Dividendo Elección), shareholders can opt to receive an amount equivalent to the second dividend in cash or shares. Each shareholder has received a free allotment right of new shares for each share they hold. The shareholder can sell the rights to the bank at a fixed price (EUR 0.119 gross per right), to the stock market between October 15 and 29 at the market price, or receive new shares in the proportion of one new share for every 78 rights (without withholding tax in the last two cases*).
In order to tend to shareholders who choose the last option, a capital increase with share bonus for a maximum of EUR 52,823,133 representing 105,646,266 shares will be carried out. The number of new shares to be issued and, therefore, the amount of the capital increase, will depend on the number of shareholders opting to sell their free allotment rights to the Bank at a fixed price.
On November 3 those who opted to sell their rights to the Bank are scheduled to receive the cash amount and on November 8 those who chose the share option will receive the new shares.

(*)	The options, periods and procedures indicated can present special features for owners of Santander shares in various foreign stock markets where the Bank is listed.
Share price performance
The improved investor confidence, following a second quarter when stock markets reached lows for the year because of doubts over consolidation of the economic upturn and tensions due to the debt load of countries on the periphery of Europe, was reflected in stock markets, which rose in the third quarter.
The Santander share ended September at EUR 9.317, 6.6% higher than in June. This performance was similar to that of benchmark indices (EuroStoxx Banks and DJ Stoxx Banks).
The Santander share dropped 15.3% in the year to September, clearly better than the EuroStoxx Banks (-21.6%), but not the Ibex-35 and DJ Stoxx Banks (around -11% in both cases).
On October 26, the closing date of this report, the Santander share was at EUR 9,330, virtually unchanged in the month.
Market capitalisation
At September 30, Santander was the largest bank in the euro zone by market capitalisation and the 10th in the world among Banks, with a market value of EUR 76,668 million. The share’s weighting in the DJ Stoxx 50 index was 3.0%, 9.7% in the DJ Stoxx Banks and 21.0% in Spain’s Ibex-35.
Trading
A total of 22,333 million shares were traded during the first nine months of 2010 for an effective value of EUR 216,961 million, the largest amount among the DJ Stoxx 50. The liquidity ratio was 271%. The average daily turnover was 116.3 million shares for an effective value of EUR 1,130 million.
Shareholders
There were 3,146,531 shareholders at September 30, of which 2,885,633 were European (84.59% of the capital) and 245,892 from the Americas (15.09%).
Excluding the Board, which holds 3.12% of the Bank’s capital, individual shareholders own 35.77% of the capital and institutional ones 61.11%.
Capital stock ownership

September 2010	Shares	%
The Board of Directors	256,949,289	3.12
Institutional investors	5,028,742,138	61.11
Individuals	2,943,134,708	35.77

Total	8,228,826,135	100.00

The Santander share. September 2010

Shareholders and trading data
Shareholders (number)	3,146,531
Shares outstanding (number)	8,228,826,135
Average daily turnover (no. of shares)	116,315,803
Share liquidity (%)	271
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	%(1)
Santander Dividendo Elección (04.11.09)	0.120000	(4.8)
Third interim dividend 2009 (01.02.10)	0.122940	0.0
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)
First interim dividend 2010 (01.08.10)	0.135234	0.0
Santander Dividendo Elección (03.11.10)	0.119000	(0.8)

Price movements during the year
Beginning (30.12.09)	11.550
Highest	12.135
Lowest	7.215
Last (30.09.10)	9.317
Market capitalisation (millions) (30.09.10)	76,668

Stock market indicators
Price / Book value(2) (X)	1.10
P/E ratio (X)	9.97
Yield(3) (%)	6.17

(1)	Variation o/ equivalent previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”

(3)	Last three dividends paid + one announced / 9M’10 average share price
January — September 2010          Financial Report

22	Information by segments
Description of the segments
Grupo Santander maintained in 2010 the general criteria used in 2009, with the following exceptions:
•
The annual adjustment to the Global Customer Relationship Model was made. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

•	Exit of Open Bank from the Santander Consumer Finance division, as it is being managed differently outside this sphere.
None of these changes was significant for the Group and do not alter its figures. The figures for 2009 were restated and include the changes in the affected areas.
With the sale of Banco de Venezuela, effective in July 2009, this bank’s results for 2009 were eliminated from the various lines of the income statement and recorded in discontinued operations.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Santander Consumer USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own. This bank began to be consolidated by global integration in February 2009, after its acquisition became effective.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America), Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (Global Banking & Markets). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
          Financial Report          January — September 2010

Information by principal segments	23
Income statement

	Net operating income				Attributable profit to the Group
Million euros	9M’10	9M’09	Amount	%	9M’10	9M’09	Amount	%

Continental Europe	7,603	7,994	(391)	(4.9)	3,175	3,974	(798)	(20.1)

o/w: Santander Branch Network	2,211	2,486	(275)	(11.1)	995	1,535	(540)	(35.2)
Banesto	1,064	1,172	(108)	(9.2)	413	597	(184)	(30.9)
Santander Consumer Finance	2,501	2,263	239	10.5	601	476	125	26.3
Portugal	518	555	(36)	(6.5)	368	412	(45)	(10.8)

United Kingdom	2,741	2,447	294	12.0	1,533	1,314	218	16.6

Latin America	9,494	8,181	1,312	16.0	3,482	2,798	684	24.5

o/w: Brazil	6,637	5,333	1,304	24.4	2,079	1,589	490	30.8
Mexico	1,140	1,227	(86)	(7.0)	479	352	127	36.2
Chile	986	895	91	10.1	491	391	101	25.8

Sovereign	891	393	499	127.1	293	(29)	321	—

Operating areas	20,729	19,014	1,715	9.0	8,483	8,057	426	5.3

Corporate Activities	(2,791)	(1,782)	(1,009)	56.6	(2,403)	(1,317)	(1,086)	82.4

Total Group	17,938	17,232	706	4.1	6,080	6,740	(660)	(9.8)

Ratios

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
%	9M’10	9M’09	9M’10	9M’09	9M’10	9M’09	9M’10	9M’09

Continental Europe	37.5	35.4	15.39	19.73	4.00	3.41	77	71

o/w: Santander Branch Network *	41.2	38.6	18.47	26.94	4.90	3.86	55	52
Banesto	42.0	39.8	12.37	18.57	3.83	2.62	60	70
Santander Consumer Finance	27.0	26.7	10.35	9.32	5.13	5.46	122	92
Portugal	43.6	42.2	21.35	25.60	2.43	2.04	69	68

United Kingdom	38.8	40.7	25.48	29.97	1.76	1.65	42	48

Latin America	38.2	37.0	21.89	23.72	4.15	4.20	103	103

o/w: Brazil	37.1	36.8	22.29	27.00	4.97	5.09	98	95
Mexico	37.4	32.8	19.49	17.12	2.20	2.45	199	221
Chile	35.4	33.1	29.10	29.45	3.58	3.38	94	94

Sovereign	43.9	62.8	13.89		4.80	4.82	72	68

Operating areas	38.3	37.8	18.99	21.61	3.39	3.06	77	74

Total Group	42.9	41.3	11.75	14.01	3.42	3.03	75	73

(1).-	With amortisations.

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2010 stood at 3.79% (2.82% in September 2009) and NPL coverage was 61% (63% in September 2009).

Operating means

	Employees		Branches
	9M’10	9M’09	9M’10	9M’09

Continental Europe	54,551	50,041	6,075	5,888

o/w: Santander Branch Network	18,809	19,303	2,931	2,933
Banesto	9,745	9,904	1,767	1,784
Santander Consumer Finance	13,947	9,023	523	307
Portugal	6,218	6,333	762	773

United Kingdom	23,109	23,046	1,328	1,331

Latin America	87,765	86,267	5,784	5,754

o/w: Brazil	52,296	50,697	3,623	3,609
Mexico	12,435	12,869	1,093	1,087
Chile	11,629	11,920	500	502

Sovereign	8,539	9,082	720	723

Operating areas	173,964	168,436	13,907	13,696

Corporate Activities	2,507	1,720

Total Group	176,471	170,156	13,907	13,696

January — September 2010          Financial Report

24	Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Continental Europe
Million euros	9M’10	9M’09	Var (%)	9M’10	9M’09	Var (%)

Income statement
Net interest income	23,940	21,183	13.0	8,365	8,710	(4.0)

Net fees	7,322	6,828	7.2	2,834	2,917	(2.8)
Gains (losses) on financial transactions	2,116	2,215	(4.5)	674	499	35.1
Other operating income (1)	221	327	(32.7)	291	256	14.0

Gross income	33,598	30,554	10.0	12,165	12,382	(1.7)

Operating expenses	(12,869)	(11,540)	11.5	(4,562)	(4,388)	4.0
General administrative expenses	(11,562)	(10,447)	10.7	(4,101)	(3,970)	3.3
Personnel	(6,702)	(6,033)	11.1	(2,561)	(2,479)	3.3
Other general administrative expenses	(4,859)	(4,414)	10.1	(1,541)	(1,491)	3.3
Depreciation and amortisation	(1,307)	(1,092)	19.7	(460)	(418)	10.2

Net operating income	20,729	19,014	9.0	7,603	7,994	(4.9)

Net loan-loss provisions	(7,767)	(7,173)	8.3	(3,147)	(2,377)	32.4
Other income	(786)	(681)	15.5	(76)	(98)	(22.5)

Profit before taxes	12,176	11,161	9.1	4,379	5,518	(20.6)

Tax on profit	(2,967)	(2,839)	4.5	(1,119)	(1,435)	(22.0)

Profit from continuing operations	9,209	8,322	10.7	3,260	4,083	(20.2)

Net profit from discontinued operations	(7)	57	—	(7)	(33)	(80.0)

Consolidated profit	9,202	8,378	9.8	3,254	4,051	(19.7)

Minority interests	719	321	124.0	78	77	1.4

Attributable profit to the Group	8,483	8,057	5.3	3,175	3,974	(20.1)

Balance sheet
Customer loans (2)	713,972	668,426	6.8	329,763	324,563	1.6
Trading portfolio (w/o loans)	154,936	118,826	30.4	68,228	51,655	32.1
Available-for-sale financial assets	62,128	55,735	11.5	25,064	19,205	30.5
Due from credit institutions (2)	166,204	127,489	30.4	104,781	74,737	40.2
Intangible assets and property and equipment	11,272	9,818	14.8	5,016	4,588	9.3
Other assets	119,012	83,099	43.2	20,916	24,022	(12.9)

Total assets/liabilities & shareholders’ equity	1,227,524	1,063,394	15.4	553,768	498,770	11.0

Customer deposits (2)	586,798	470,182	24.8	247,514	174,208	42.1
Marketable debt securities (2)	134,039	127,534	5.1	49,405	53,398	(7.5)
Subordinated debt (2)	18,422	17,630	4.5	2,009	2,026	(0.8)
Insurance liabilities	6,527	22,325	(70.8)	3,585	16,646	(78.5)
Due to credit institutions (2)	205,517	196,819	4.4	105,518	112,193	(5.9)
Other liabilities	211,895	177,992	19.0	118,194	113,482	4.2
Shareholders’ equity (3)	64,324	50,911	26.3	27,543	26,817	2.7

Other customer funds under management	142,179	144,298	(1.5)	60,583	75,607	(19.9)

Mutual funds	107,833	100,265	7.5	41,753	44,471	(6.1)
Pension funds	10,865	11,081	(2.0)	10,865	11,081	(2.0)
Managed portfolios	20,726	17,426	18.9	5,434	4,995	8.8
Savings-insurance policies	2,755	15,526	(82.3)	2,532	15,061	(83.2)

Customer funds under management	881,438	759,645	16.0	359,512	305,239	17.8

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
          Financial Report          January — September 2010

Information by principal segments	25
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	9M’10	9M’09	Var (%)	9M’10	9M’09	Var (%)

Income statement
Net interest income	3,344	2,932	14.1	10,910	8,734	24.9

Net fees	732	759	(3.6)	3,444	2,870	20.0
Gains (losses) on financial transactions	383	413	(7.5)	1,053	1,255	(16.1)
Other operating income (1)	17	22	(21.4)	(38)	132	—

Gross income	4,476	4,126	8.5	15,368	12,991	18.3

Operating expenses	(1,735)	(1,679)	3.3	(5,875)	(4,810)	22.1
General administrative expenses	(1,521)	(1,504)	1.2	(5,320)	(4,395)	21.1
Personnel	(913)	(874)	4.5	(2,879)	(2,331)	23.5
Other general administrative expenses	(608)	(630)	(3.4)	(2,441)	(2,063)	18.3
Depreciation and amortisation	(214)	(176)	21.8	(555)	(415)	33.6

Net operating income	2,741	2,447	12.0	9,494	8,181	16.0

Net loan-loss provisions	(625)	(655)	(4.6)	(3,542)	(3,715)	(4.7)
Other income	(8)	(3)	214.0	(685)	(561)	22.1

Profit before taxes	2,108	1,789	17.8	5,268	3,905	34.9

Tax on profit	(575)	(475)	21.1	(1,145)	(953)	20.1

Profit from continuing operations	1,533	1,314	16.6	4,123	2,953	39.7

Net profit from discontinued operations	—	—	—	—	89	(100.0)

Consolidated profit	1,533	1,314	16.6	4,123	3,042	35.6

Minority interests	—	—	—	641	244	162.7

Attributable profit to the Group	1,533	1,314	16.6	3,482	2,798	24.5

Pro memoria:

	Million sterling			Million dollars
Gross income	3,833	3,654	4.9	20,153	17,718	13.7
Net operating income	2,347	2,167	8.3	12,450	11,158	11.6
Attributable profit to the Group	1,313	1,164	12.8	4,566	3,816	19.7

Balance sheet
Customer loans (2)	230,736	215,569	7.0	117,909	93,885	25.6
Trading portfolio (w/o loans)	51,969	44,785	16.0	34,487	22,182	55.5
Available-for-sale financial assets	941	874	7.7	27,263	26,557	2.7
Due from credit institutions (2)	37,772	27,027	39.8	23,121	24,958	(7.4)
Intangible assets and property and equipment	1,399	1,317	6.2	4,393	3,514	25.0
Other assets	42,153	24,854	69.6	50,868	31,313	62.5

Total assets/liabilities & shareholders’ equity	364,970	314,427	16.1	258,041	202,409	27.5

Customer deposits (2)	180,439	159,094	13.4	128,554	105,246	22.1
Marketable debt securities (2)	70,657	56,592	24.9	12,143	7,804	55.6
Subordinated debt (2)	8,364	8,569	(2.4)	5,357	4,669	14.7
Insurance liabilities	1	3	(59.5)	2,942	5,676	(48.2)
Due to credit institutions (2)	51,982	53,716	(3.2)	37,327	30,393	22.8
Other liabilities	41,302	30,820	34.0	50,110	32,304	55.1
Shareholders’ equity (3)	12,225	5,632	117.1	21,609	16,316	32.4

Other customer funds under management	13,704	9,821	39.5	67,839	58,423	16.1

Mutual funds	13,704	9,821	39.5	52,377	45,973	13.9
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	15,239	11,984	27.2
Savings-insurance policies	—	—	—	223	465	(52.2)

Customer funds under management	273,164	234,077	16.7	213,892	176,142	21.4

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — September 2010            Financial Report

26	Information by principal segments
Continental Europe
•	Growth strategy: increase in deposits consolidated in the third quarter and demand for loans still low.
•	Revenues affected by the weak economic environment, reduced activity and low interest rates.
•	Control of expenses, with commercial units flat on a like-for-like basis.
•	Provisions rise because of the Bank of Spain’s regulatory change, negatively impacting profits by EUR 472 million (after tax).
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Strategy
In a weak environment, the Group’s strategy focused on managing spreads on loans in a context of very low interest rates; capturing deposits, which coupled with low demand for loans is reflected in a rapid improvement in the gap between loans and deposits; control of expenses and risk management very focused on recoveries. This was combined with the emphasis on capturing and linking customers and increased transactions.
Results
Attributable profit was EUR 3,175 million in the year to september (37% of the operating areas). The third quarter was affected by Bank of Spain’s new regulations for provisions, which meant a one-off allocation of EUR 693 million, all of it for this area. As a result, the region’s profits declined 20.1%. Excluding this factor, the third quarter profit was 8.2% lower year-on-year.
Gross income reflected the impact of the economic and financial context in the evolution of the various lines. Net interest income was 4.0% lower than in the first nine months of 2009, due to the low interest rates, the normalisation of spreads on wholesale businesses and sluggish lending. Also, commercial units in the last two quarters show the greater cost of the campaigns to capture deposits, which they have been developing in order to give precedence to liquidity and gain market share.
Net fee income and from insurance activity improved the trends of previous quarters, and almost repeated their results for the first nine months of 2009. Overall, commercial units remained stable and the slight fall was due to GBM. Although the results for the three quarters of this year were better than those of the third and fourth quarters of 2009, the year-on-year comparison is affected by an exceptional second quarter last year.
Gains on financial transactions for the whole of Continental Europe, on the other hand, were well above those in 2009 thanks to a GBM strategy, which gives a greater role to brokerage activities as against more intensive use of the balance sheet.
Operating expenses declined slightly in the Santander Branch Network, Banesto and Portugal, increased in Santander Consumer Finance (incorporation in the third quarter of the AIG operation in Poland) and grew 12.0% in the rest of Europe because of the investments made in GBM. The total increase was 4.0%.
Loan-loss provisions increased 32.4%, due to the tougher regulations for provisions introduced by the Bank of Spain in Circular 3/2010.
Activity
Lending remained stable in the third quarter over the second quarter and on a year-on-year basis, due to the lower demand in Spain and the reduced growth in the business of Santander Consumer Finance, where the withdrawal of the fiscal stimulus measures in Germany countered the positive impact of the recovery in consumption in other countries.
Deposits (without repos) increased 53% year-on-year. Growth benefited from the launch of the campaign under the corporate strategy to capture deposits.
The basic objectives of this strategy were on the one hand to improve the Group’s liquidity position and, on the other, increase the market share through capturing and linking high segment customers. As a result, the Group increased 2 p.p. its market share in Spain in the year to date, and captured over 100,000 customers. It also had a positive impact in the number of transactions, according to the National Electronic Clearing System (Servicio Nacional de Compensación Electrónica).
Mutual funds dropped 6% and pension funds declined 2%.
          Financial Report          January — September 2010

Information by principal segments	27
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Income statement
Net interest income	2,865	(6.4)	1,206	(8.5)	2,699	10.9	551	(8.2)

Net fees	827	(8.4)	463	2.1	701	9.2	275	6.1
Gains (losses) on financial transactions	90	(16.7)	116	(10.1)	5	—	58	(9.9)
Other operating income (1)	(24)	(3.6)	50	2.5	19	3.0	35	(2.4)

Gross income	3,758	(7.1)	1,835	(5.8)	3,425	10.9	919	(4.2)

Operating expenses	(1,547)	(0.9)	(771)	(0.7)	(924)	12.0	(401)	(1.0)
General administrative expenses	(1,428)	(1.1)	(678)	(0.7)	(840)	12.1	(347)	(1.1)
Personnel	(924)	(1.6)	(505)	(2.1)	(431)	16.4	(239)	0.4
Other general administrative expenses	(504)	(0.1)	(173)	3.7	(409)	7.8	(108)	(4.4)
Depreciation and amortisation	(119)	1.9	(93)	(0.9)	(83)	11.7	(53)	(0.5)

Net operating income	2,211	(11.1)	1,064	(9.2)	2,501	10.5	518	(6.5)

Net loan-loss provisions	(868)	139.1	(459)	70.9	(1,521)	0.6	(103)	66.8
Other income	20	—	14	—	(104)	262.7	28	—

Profit before taxes	1,363	(35.2)	619	(31.1)	877	21.3	443	(10.4)

Tax on profit	(368)	(35.2)	(154)	(35.4)	(245)	20.4	(75)	(7.8)

Profit from continuing operations	995	(35.2)	465	(29.6)	631	21.6	368	(10.9)

Net profit from discontinued operations	—	—	—	—	(7)	(80.0)	—	—

Consolidated profit	995	(35.2)	465	(29.6)	625	28.5	368	(10.9)

Minority interests	0	(13.3)	53	(17.1)	24	128.4	0	(44.6)

Attributable profit to the Group	995	(35.2)	413	(30.9)	601	26.3	368	(10.8)

Balance sheet
Customer loans (2)	112,812	(2.9)	74,393	1.3	63,624	13.4	33,342	1.4
Trading portfolio (w/o loans)	—	—	7,644	25.1	1,570	490.2	1,787	21.0
Available-for-sale financial assets	—	—	9,827	29.5	762	346.9	6,786	103.7
Due from credit institutions (2)	217	632.0	25,928	37.4	7,324	(8.0)	4,702	0.8
Intangible assets and property and equipment	1,211	(0.1)	1,387	(1.6)	871	1.7	479	0.2
Other assets	476	(20.9)	6,633	(3.3)	3,069	(1.0)	4,514	(2.0)

Total assets/liabilities & shareholders’ equity	114,716	(2.8)	125,812	10.1	77,221	12.8	51,610	8.8

Customer deposits (2)	87,224	34.0	58,685	8.4	25,460	50.7	19,818	34.6
Marketable debt securities (2)	—	—	28,256	(4.1)	11,103	0.0	8,545	(22.2)
Subordinated debt (2)	—	—	1,325	(1.1)	423	2.4	254	(5.9)
Insurance liabilities	—	—	—	—	—	—	1,494	(68.2)
Due to credit institutions (2)	808	165.6	20,346	57.2	27,737	(7.0)	18,490	40.6
Other liabilities	19,649	(56.6)	12,715	5.1	4,483	58.9	882	(45.1)
Shareholders’ equity (3)	7,035	(4.1)	4,484	3.9	8,015	8.6	2,126	7.0

Other customer funds under management	27,678	(22.3)	10,026	(6.2)	24	—	6,348	(36.7)

Mutual funds	20,980	(2.7)	6,164	(13.7)	19	—	3,496	(8.6)
Pension funds	6,125	(2.7)	1,338	(5.9)	5	—	1,314	(1.1)
Managed portfolios	—	—	104	9.0	—	—	130	(50.6)
Savings-insurance policies	574	(92.6)	2,421	19.4	—	—	1,408	(69.5)

Customer funds under management	114,902	14.0	98,292	2.8	37,010	30.1	34,965	(2.9)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year

January — September 2010 Financial Report

28	Information by principal segments

Santander Branch Network
•	Success in the strategy to capture funds and boost market share.
•	Lower gross income due to pressure on spreads, reduced lending and corporate policy of capturing deposits.
•	Flat expenses in the last three years.
•	NPL ratios better than the sector’s.
•	Provisions rise because of the Bank of Spain’s regulatory change, negatively impacting profits by EUR 293 million (after tax).
The market environment remained weak and the third quarter is one of a seasonal nature. Non-performing loans continued to increase, interest rates were still low and there is a greater propensity to save.
Strategy
In this environment, the Santander Branch Network focused on boosting commercial activity; defending spreads; flat expenses and risk management, together with capturing, linking and retaining customers. All of this was part of the strategic “We want to be your Bank” plan, started five years ago and proceeding at full steam, as shown by the recently launched moves of competitors.
Results
The third quarter results reflect the impact of the change in the Bank of Spain’s regulations regarding provisions (anticipation and streamlining calendars). This one-off effect amounts to EUR 402 million in specific provisions for loan losses. As there has been no release of generic provisions, the impact is fully carried against results (impact on profits, net of taxes, of EUR 293 million).
As a result, the Santander Branch Network’s attributable profit was EUR 995 million, 35.2% lower than in the first nine months of 2009 (-16.1% excluding the impact of the one-off provisions).
Net interest income was EUR 2,865 million, 6.4% lower than a year earlier, affected by the cost of the campaign to attract funds carried out in the second quarter. This campaign raised more than EUR 20,000 million of deposits.
Fee income from services and gains on financial transactions amounted to EUR 918 million, 9.3% less than in the first nine months of 2009 due to the smaller contribution from savings-investment insurance, derivatives and the return of unpaid commercial bills. Income from mutual funds, on the other hand, began to improve. Gross income was 7.1% lower at EUR 3,758 million.
Operating expenses were 0.9% lower year-on-year. This reduction was achieved without reducing installed capacity, enabling us to strengthen business and gain market share. The efficiency ratio including amortizations was 41.2% and 38% without them.
Net operating income was 11.1% lower at EUR 2,211 million, in line with the environment’s conditions but better than other banks.
The one-off impact on the provisions from the Bank of Spain’s regulatory change was EUR 402 million and the total provisions in the first nine months amounted to EUR 868 million. Eliminating this impact, the “recurring” provisions were EUR 466 million, 28.4% more than in 2009 and the third quarter’s were in line with those of previous quarters.
Gross new entries of non-performing loans were 22% lower than in the first nine months of 2009 and the recovery ratio remained stable at more than 70%. The NPL ratios of Banco Santander parent bank (3.79%) and of the Santander Branch Network (4.90%, excluding wholesale businesses) were better than the average for commercial and savings banks (5.60%). Coverage at Banco Santander parent bank was 61% and 55% at the Network.
Activity
Customer deposits grew 34% year-on-year (+20% more than at the end of 2009) and total funds increased 14% and 13%, respectively, due to the success of the campaign, as evidenced by the strong increase in market share and the number of customers.
The 3% decline in lending reflected weak demand. The Santander Branch Network almost maintained its levels of activity (215,000 operations closed, similar to 2009), but the volume was 30% lower because of the lower average amount.
Of note was the programme with the Official Credit Institute, where 43,000 operations amounting to more than EUR 3,000 million were completed and reaffirmed the Network’s leadership (market share close to 20%). In mortgages, 27,500 loans for EUR 6,300 million were signed, almost the same as in 2009, and 70,000 new consumer loans amounting to EUR 610 million (-25%). The 105,000 loans to companies and institutions amounted to EUR 17,500 million.
          Financial Report           January — September 2010

Information by principal segments	29
Banesto
•	Lower revenues because of the Group’s corporate policy of capturing deposits.

•	The lowest expenses in the last seven quarters.

•	NPL ratio of 3.83% and coverage of 60%, better than the sector’s.

•	Provisions impacted by the Bank of Spain’s Circular on regulatory change, with a negative impact on profits of EUR 112 million (after tax).
Banking Business continued to be conducted in an unfavourable environment, with still weak activity, non-performing loans on the rise and low interest rates.
Strategy
In this context, Banesto generated EUR 413 million of attributable profit, after further provisions were made. The drivers were maintaining the level of revenues, controlling expenses and prudent risk and provisions management.
Results
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 22 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 8.5% lower at EUR 1,206 million, because of the slower pace of growth in business and the greater cost of funds.
Net fee income amounted to EUR 463 million, 2.1% more than in the first nine months of 2009. This was due to the drop of 4.5% in those from mutual and pension funds and a rise of 3.5% in those from services and insurance, driven by greater linkage and the growth in the customer base.
Gains on financial transactions, largely from the distribution of treasury products to customers, amounted to EUR 116 million (-10.1%).
Gross income was 5.8% lower year-on-year at EUR 1,835 million.

Operating expenses were a particular focus of attention. Their disciplined management produced a year-on-year fall of 0.7% to EUR 771 million and coupled with gross income maintained the efficiency ratio at close to 40%.
Net operating income was EUR 1,064 million (-9.2% y-o-y).

Net loan-loss provisions amounted to EUR 459 million, 70.9% more than the same period of 2009, largely due to the change in the Bank of Spain’s regulations (EUR 178 million). Excluding this impact, the rise was 4.5%.
Profit before tax was EUR 619 million. Attributable profit after taxes and minority interest was EUR 413 million, 30.9% lower than in the first nine months of 2009 Excluding the one-off impact, it was 12.1% lower.
Activity
The capturing and linking of customers is one of the main management priorities in 2010, a year when our customer base is growing significantly. Deposits excluding repos increased 22% year-on-year, with notable growth in time deposits (+40%) and more moderate in demand deposits (+6%). Off-balance sheet funds were 6% lower than in September 2009.
Demand for loans remained low. Banesto continued its policy of selective growth. At the end of September, the volume of loans stood at EUR 74,393 million, 1% more than a year earlier.
The weak economic environment maintained the upward trend in non-performing loans. At the end of September, Banesto’s NPL ratio was 3.83% and coverage 60%, better than the sector’s averages.
January — September 2010           Financial Report

30	Information by principal segments
Santander Consumer Finance
•	Solid revenues thanks to increased volumes, management of prices and a still low cost of financing.
•	Flat expenses on a like-for-like basis.
•	Sharp fall in the risk premium due to the improvement in credit quality.
•	Increased provisions because of the Bank of Spain’s one-off regulatory change, with a negative impact on profits of EUR 18 million (after tax).
•	The business of AIG in Poland and the portfolios acquired in the US were incorporated in the quarter.
Attributable profit was EUR 601 million, 26.3% more than in the first nine months of 2009 (+30% excluding Bank of Spain’s one-off impact), following a third quarter that maintained the solid revenues, spreads and profits.
Strategy
The focus was on organic growth and cross-selling, supported by brand agreements and penetration in the used car sector in order to offset the decline in car sales in Europe after the ending of scrappage schemes. The significant effort made in controlling risk, granting loans and recoveries led to notable improvements in credit quality.
We also expanded into high potential markets. Of note were the consolidation in the third quarter of AIG Bank in Poland, which makes Santander Consumer Poland the leader in specialised finance, and the portfolios acquired at a discount in the US, which improved the quality of the portfolio and increased the target customer profile of Santander Consumer USA.
Results
These actions were clearly reflected in the income statement:
•
Solid gross income (+10.9% year-on-year), backed by the most basic components: net interest income (+10.9%), a rise in the average portfolio (+8%) and management of spreads; fee income (+9.2%), due to the greater penetration of insurance in Europe and servicing in the US.

•
Expenses increased 12.0% year-on-year due to the expansion in Poland and the US. At constant perimeter and exchange rates, expenses declined slightly (-0.9%), due to their control and achieving synergies from the integration of GE, above all in Germany. As a result, the efficiency ratio remained at 27% and net operating income rose 10.5%.

•	Stable loan-loss provisions (+0.6% y-o-y) pushed up growth in net operating income after provisions to 30.5% year-on-year (+0.5% in 2009).

These provisions include the impact of the tougher demands by the Bank of Spain (+EUR 26 million) and more generic provisions due to the rise in volumes and portfolios. Both were offset by lower specific provisions as a result of the enhanced credit quality of business (54% fall in managed NPLs; NPL ratio of 5.13%, below that at the end of 2009, and coverage of 122%, 30 b.p. more than in September 2009).

•	Of note in other items is the decline in discontinued operations and the higher minority interests in Poland.
These trends were maintained in the various countries, although with varying intensity. Of note was Germany, which generates the largest profits and whose contribution to the Group was 12.1% higher in a weak environment, backed by active management of spreads, lower expenses (-3.5%) and stable provisions.
Santander Consumer USA, the second largest contributor, increased its attributable profit 41.2% year-on-year in dollars. The main factors behind this were larger volumes (organic growth and portfolios incorporated), higher fee income from servicing and the lower cost of credit from the improved quality of the portfolio.
Positive evolution in Nordic countries (attributable profit: +70.2%) and the UK (doubled profit, although from a small base). This was due in both cases to greater activity and lower provisions. Of note among other countries was the improvement in Spain’s credit quality (83% fall in managed NPLs) and the volume achieved in Poland after the integration of AIG Bank (EUR 3,600 million in loans, EUR 960 million in deposits).
Activity
Gross lending amounted to EUR 68,000 million, 15% more than in the first nine months of 2009, due to organic growth and the portfolios integrated in the US and Poland. The area also manages servicing of EUR 7,000 million from third parties in the US.
New loans (EUR 18,600 million in the first nine months) increased 9% year-on-year. The main engine of growth was auto finance for used vehicles (+24% y-o-y), which offset the weakness in other segments, particularly new cars (-1%), and performed better than the market (cars sales in Europe: -4% year-on-year).
Activity was stronger in the US (new loans doubled), Spain (+19%), the UK (+17% in sterling) and Nordic countries (+15% in local currency). This helped to offset the 12% fall in Germany because of the ending of the government’s scrappage programme (28% drop in car sales y-o-y).
Deposits amounted to EUR 25,460 million, 51% more than in September 2009 and backed by the capacity of the German unit to attract deposits and the incorporation of Poland.
          Financial Report          January — September 2010

Information by principal segments	31
Portugal
•	Revenues affected by low interest rates, reduced growth in volumes and strong competition for liquidity.
•	Expenses were 1% lower.
•	Provisions reflect very prudent management.
•	Moderate rise in loans to businesses and companies and larger increase in deposits.
Santander Totta’s attributable profit of EUR 368 million was 10.8% lower than in the first nine months of 2009. In a very difficult economic and financial environment, which produced a sharp slowdown in business and scant liquidity in markets, Santander Totta held its solid capital ratios, an efficiency ratio of 43.6% and ROE of 21.4%, all well above the sector’s average.
Santander Totta remained very focused on capturing funds. The objective is to gain market share, capture and link customers and improve the structure of the balance sheet with more stable funds. The products “DP Vencedor” and “DP Ganhador” continued to be sold, with special offers for the Affluent segment.
The most relevant aspects of the first nine months of the year are set out below.
Net interest income was 8.2% lower at EUR 551 million, due to the reduced business volumes, the strong competition for deposit capturing and the higher cost of financing. Net interest income in 2009 benefited from the results from hedging.
Net fee income increased 6.1% to EUR 275 million, due to increases in fee income from mutual funds, insurance savings, asset management and wholesale banking. Gains on financial transactions, on the other hand, declined 9.9% to EUR 58 million.
Gross income declined 4.2% year-on-year to EUR 919 million.
Tight control of expenses continues to be one of the strategic priorities. Operating expenses declined 1.0%; net income was EUR 518 million and the efficiency ratio 43.6%.
Loan-loss provisions were EUR 103 million, 66.8% higher than the first nine months of 2009, reflecting a prudent policy of adjusting to the difficulties of the economic cycle, with higher levels of non-performing loans though better than sector’s. The NPL ratio at the end of September was 2.43% and coverage 69%.
Profit before tax was EUR 443 million, 10.4% lower year-on-year. Attributable profit was EUR 368 million, after tax and minority interests.
Lending remained virtually unchanged and amounted to EUR 33,342 million. Growth in loans to SMEs slowed sharply to 3%, while mortgages to individual customers rose 2%. Deposits increased 35%, the fruit of the campaigns launched during the year, and mutual and pension funds were 7% lower than in September 2009.
Other
The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 799 million, 16.2% less than in the first nine months of 2009.
GBM, which accounts for 91% of the profits included here, reduced its attributable profit by 11.5% (-7.3% excluding the one-off impact), due to the increase in costs from the investments made to consolidate positions reached in 2009 in target businesses and the smaller recovery of generic provisions, as gross income remained stable and compared very favourably when bearing in mind that the second quarter of 2009 was a record one for revenues and profits.
January — September 2010           Financial Report

32	Information by principal segments

United Kingdom
•	Good quarterly and year-on-year trends, with positive contribution from all businesses.
•	Further rise in revenues and profits, fuelled by new loans and retaining existing ones which combined with better spreads and balanced growth improved the return.
•	Non-performing loans evolved better than expected and the ratio was lower than in June.
•	Efficiency ratio of 38.8%, 1.9 p.p. better than in September 2009 and still outperforming our competitors in the UK.
•	The change of brand name and the integration of A&L’s businesses continue as scheduled and will be completed by the end of 2010.
Santander UK kept up its favourable trends. Attributable profit was 12.8% higher than in the first nine months of 2009 at ₤1,313 million.
Strategy
Santander UK’s businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (purchased in October 2008). They are hence referred to as Santander UK.
Thanks to the combination of the three businesses, Santander UK has attained significant market shares in core segments such as mortgages, deposits and current accounts, where the range of products and services continues to be expanded and we are well on our way to becoming a full service commercial bank.
The balance sheet of Santander UK mainly consists of mortgages (85% of the total loans portfolio), with no exposure to self-certified mortgages or subprime loans and less than 1% of loans are buy-to-let.
Personal loans account for 2% of the portfolio and credit to companies for 13% (SMEs: 4%). Moreover, the structure of the balance sheet has improved in the last two years, both in terms of the credit/deposits ratio (+34 p.p. since June 2008) as well as exiting from non-strategic assets, as later commented on.
The integration of the Alliance & Leicester businesses proceeds as scheduled and the migration of 5 million customers to the Partenón platform has been completed. The unification of the A&L brand is expected to be completed by the end of the year.
An agreement was also reached with Royal Bank of Scotland in August, which is expected to be completed by the end of 2011 or the beginning of 2012, to acquire 311 RBS branches in England and Wales and seven of NatWest in Scotland, as well as 40 banking centres for SMEs, four for corporate banking and three for private banking. This operation affected 1.8 million individual customers, 244,000 SMEs and 1,200 medium-sized companies.
This agreement is another important strategic step for Santander UK, as it bolsters its retail business, increases its distribution capacity and crossed selling and accelerates its organic growth in the segment of SMEs, where its market share will rise from 3% to more than 8% (close to the average in business with individual customers).
Results
In the first nine months of 2010, Santander UK continued on the same good track as seen in 2009. Attributable profit increased 16.6% year-on-year to EUR 1,533 million. In sterling, growth was slightly lower because of the exchange rate impact (₤1,313 million, +12.8% y-o-y).
Thanks to higher revenues and lower costs, the efficiency ratio improved 1.9 p.p. to 38.8% (from 40.7% in September 2009).
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 22 of this report. This means that the figures given below may not coincide with those published by Santander UK on the basis of local criteria.
          Financial Report           January — September 2010

Information by principal segments	33
The evolution in the first nine months was supported by the good performance of all commercial businesses.
Net interest income increased 10.3%, benefiting from customers’ preference for variable rate mortgages and from higher spreads on new and existing mortgages and on unsecured loans. Retail deposits grew strongly, although with lower spreads due to the environment of low interest rates. Hedging strategies helped to reduce the impact of low interest rates on deposits. Loans to SMEs and companies also helped to push up net interest income. The higher spreads on all lending segments are partly offset by the higher cost of funds.
Gains on financial transactions were 10.5% lower, mainly due to Global Banking & Markets, as those in 2009 were very good as market conditions were better.
Fee income was lower than in 2009, in line with the market trend, although picking up in the last two quarters. In year-on-year terms, fee income from retail banking was lower from the cancellation of mortgages due greater retention in mortgage loans and the policy of reducing UPLs. The change in the mix of sales continued (from structured products to managed customer funds), which lowered current revenues but will boost fee income in the future.
Operating expenses were virtually unchanged. The cost savings from the integration of Alliance & Leicester were invested in growth in Corporate Banking and Global Banking & Markets.
The goal of achieving ₤180 million of cost savings for 2011 remains unchanged. We continued to eliminate overlapping in back office and support functions in all businesses, as scheduled.
Net loan-loss provisions were less than in the first nine months of 2009, as a result of the better evolution of retail products, with fewer non-performing loans, mainly in mortgages, which kept coverage levels high.
Non-performing loans evolved better than envisaged and were lower for the second straight quarter. The NPL ratio was 1.76% (in June 1.84% and in March 1.87%). The stock of properties in possession remained very low at only 0.06% of the total portfolio. In general, the evolution was better than the sector’s, according to the Council of Mortgage Lenders (CML).
NPL coverage was prudent in all portfolios. Coverage of loans with real guarantees increased a little to 23% (22% in September 2009), higher than the average of our competitors in the UK. Coverage of unsecured lending remained at more than 100%.
Activity
Loans to customers (under local criteria) amounted to ₤195,100 million, due to a 5% increase in residential mortgages and 23% in loans to SMEs.
Gross mortgage lending was ₤19,200 million, with an estimated market share of 19%, higher than that of the same period of 2009 and well above the market share of the stock of loans (13.9%). The focus on offering affordable loans to low risk customers continued. The loan-to-value (LTV) of new loans was 63% in the third quarter, while that of the stock improved to 51%, partly reflecting the improvement in housing prices.
Santander UK increased loans to SMEs by 23%, through its network of regional business centres. The stock of loans reached ₤8,000 million, equivalent to a market share of 3.4% (+0.6 p.p. since September 2009).
On the other hand, and within the Group’s policy of restricting UPLs, these declined 23% year-on-year to ₤3,600 million. Gross lending of ₤1,000 million was 19% less than in the first nine months of 2009.
Santander UK continued to exit non-strategic assets (-14% in the first nine moths and -30% since the end of 2008). A&L’s treasury portfolio was reduced by a further 51% in the first nine months (-69% since the end of 2008). The securities portfolio evolved in line with expectations and consistent with the level of provisions made at the time of their acquisition.
Commercial deposits rose 7% year-on-year to ₤150,500 million, with a net inflow in the quarter of ₤6,700 million, backed by the good evolution of all business areas. The opening of 267,000 current accounts in the third quarter brought their total number to 786,000 (including 170,000 Zero Current Accounts) year to date. We are on line to reach our goal of opening more than one million accounts for the second year running. The balance of accounts increased 10%.
A total of 332,000 credit cards were sold, 8% more than in 2009 and with a focus on existing customers.
We continued to offer high value added products as part of the strategy to link existing customers. The wide range of products includes:
•	The Loyalty Tracker Bond which rewards existing customers by giving them the best market rates. More than ₤700 million of deposits have been captured since its launch on July 2010.
•	The Santander Zero Account, which eliminates commissions for customers with a mortgage or an investment product. In the first nine months, 170,000 of these accounts were opened.
•	Exemption from the 3% transfer commission on the Zero Credit Card for existing customers with a mortgage or a current account.
•	Exemption from subscription commissions on mortgages for the holders of current accounts.
•	Access free of commissions to more than 4,300 ATMs of the Santander Branch Network in Spain for all customers of Santander UK.
January — September 2010            Financial Report

34	Information by principal segments
Latin America
•	The change of cycle in the region is beginning to be reflected in stronger growth in activity, particularly in loans.
•	Faster growth in commercial revenues and control of expenses.
•	Customer management focused on transactional banking
•	Improvement in provisions, due to very active management of early NPLs and their recovery.
•	On a like-for-like basis, attributable profit was 19.4% higher in local currency
Santander generated attributable profit of EUR 3,482 million in the first nine months, 24.5% more than in the same period of 2009 (+9.5% excluding the exchange-rate impact). On a like-for-like basis, excluding the business in Venezuela sold in 2009 and the impact of higher minority interests in Brazil, profit from continued operations increased 39.7% (+19.4% excluding the exchange rate impact).
As in the second quarter, the trends in the third quarter were much better than in the previous two quarters in all income statement lines, and there was a notable recovery of growth in lending in most countries.
Economic environment
The upturn in the second quarter was strong, with overall growth In the countries where Santander operates of 8.4% year-on-year compared with 6.6% in the first quarter. This led to an upward revision in the GDP growth forecast to an average of around 6.5% for the whole year. The engine of growth is still domestic demand, particularly investment but also private consumption.
Inflation varied significantly from country to country. While it continued to raise in Chile, Peru and Argentina, in Mexico and Colombia it was similar to that at the end of 2009, and in Brazil it is slowing down to less than 5%, after the spurt in the first months of 2010. This explains the different monetary policies. Chile and Peru continued to raise their official interest rates: by 225 b.p. and 175 b.p. respectively, so far this year. In Brazil, on the other hand, the central bank halted at its meeting in September the rise in interest rates and analysts now expect the SELIC rate to remain at 10.75% for the rest of the year. In Colombia and Mexico, rates remained stable and the consensus is that they will remain unchanged until the end of the year.
Thanks to the upswing in Asian economies and in prices and demand for raw materials, Latin American exports are growing at a brisk pace of around 30% year-on-year. This is enabling the trade balance to remain positive, despite the growth in imports to satisfy buoyant domestic demand.
The region’s current account balance is still healthy (a deficit of around 1.5% of GDP, on average), which is being financed by inflows of capital, particularly foreign direct investment, which is estimated to surpass 3% of GDP, according to the market consensus. As a result, currencies appreciated against the dollar and international reserves are more than June’s $500,000 million.
Public accounts are also improving, thanks to the rise in tax receipts from stronger economies. Draft budgets now being presented by governments for 2011 envisage further improvements and a reduction in public debt (which is already relatively low at 30% of GDP on average).
In the countries where Santander operates, lending, after weakening in 2009, has become stronger (+16% in the last 12 months excluding the exchange rate impact). Overall, loans to individuals rose 14%, especially consumer credit (+17%). Lending via credit cards and that to companies and institutions increased 7% and 17%, respectively.
As regards savings, growth was 12% year-on-year. In general terms, and on the basis of the largest financial systems, Brazil and Mexico grew the fastest and Chile the lowest.
          Financial Report           January — September 2010

Information by principal segments	35
Because of their impact on business and on converting figures into euros, it is important to bear in mind the evolution of interest rates and exchange rates.
•
Average short-term interest rates, based on the region’s average weighted rate, fell between the first nine months of 2009 and the same period of 2010. In general terms interest rates began to decline in the first months of 2009 and continued falling gradually.

•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, strengthened 4% against the euro. The Brazilian real strengthened against the euro from 2.83 to 2.33, the Mexican peso from 18.61 to 16.67 and the Chilean peso from 779 to 682.

Strategy
The strategy in the third quarter continued to focus on faster growth in commercial revenues via stronger relations with our customers and leading growth in markets, while maintaining our prudent policies in prices and risks.
At the end of September, the Group had 5,784 traditional branches, points of banking attention and in companies and 27,115 ATMs.
The number of customers increased by 1.8 million to 39.1 million customers in the last twelve months, on a like-for-like basis. The Group is placing more emphasis on linking customers than on capturing them.
Activity and results
The main developments in the first nine months (all year-on-year percentage changes exclude the exchange-rate impact and the sale of Banco de Venezuela), are as follows.
•
The pace of lending continued to pick up (+10% year-on-year). On the basis of June over September, the increase was 6%, equivalent to an annual rate of 24% (Brazil: +24%; Mexico: around +30%; Chile: +16%). The Group’s market share of total lending in the countries where it operates is 11.4%.

•
Savings rose 1% year-on-year. Demand deposits grew 17% year-on-year and mutual funds remained virtually unchanged, offsetting the fall in time deposits (-10%). The market share of savings is 8.9% and that of total banking business 9.8%.

•	Net interest income increased 6.0% year-on-year as the pressure of lower interest rates than in 2009 was offset by larger volumes.
•
Net fee income rose 3.1% y-o-y, driven by that from foreign trade (+25%), insurance (+22%) and cash management (+12%). Income from the administration of accounts, particularly cards, was lower than in the same period of 2009.

Main focuses of management in 2010
1	Management by type of customer, with greater emphasis on linkage via transactions, particularly with companies and institutions.
2	Focus on greater linkage of high and medium income customers and payrolls.
3	More emphasis on growth in savings and maintaining high levels of liquidity.
4	Continue the policy of integral management of customer lending in all its phases (admission, management, monitoring and recovery).
5	Selective growth in lending, with particular attention on consumer credit and maximising the profitability of shareholders’ equity.
6	Strengthen services strategies and multichannel distribution in order to improve productivity and the quality of service.
7	Control of expenses and investments.
8	Continued integration in Brazil.
•	Gains on financial transactions dropped 28.5% year-on-year, largely due to the capital gains realised in the first quarter of 2009.
•	Gross income increased 0.7% year-on-year.
•
Operating expenses rose 4.4%. In Brazil, Mexico, Colombia, Uruguay and Puerto Rico, expenses grew in line with or below the respective inflation rates. In Argentina, they increased 27.9% due to the renegotiation of the collective bargaining agreement (+23%) in a context of significant growth in inflation. In Chile, the impact of the earthquake affected expenses and they grew 6.7% year-on-year).

•	The efficiency ratio remained at around 38%.
•
The better macroeconomic environment and the more positive outlook, together with active risk management, produced a notable improvement in risk premiums, which is beginning to be reflected in provisions, (-19.8% y-o-y). The NPL ratio was 4.15% in September (4.13% in June and 4.20% in September 2009), while coverage was 103%.

•
Retail Banking’s attributable profit was 29.3% higher, affected by the sale of Banco de Venezuela and the minority interests (higher in Brazil and lower in Mexico). Excluding both of them, the profit from continued operations was 40.9% higher. Wholesale Banking’s profit declined 20.0%, notably influenced by a very good nine months in 2009.

January — September 2010            Financial Report

36	Information by principal segments
Latin America. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Brazil	10,549	24.9	6,637	24.4	2,079	30.8
Mexico	1,822	(0.3)	1,140	(7.0)	479	36.2
Chile	1,526	14.0	986	10.1	491	25.8
Puerto Rico	277	11.8	145	19.7	27	2.8
Colombia	139	22.8	58	28.6	28	13.6
Argentina	602	10.6	325	(0.8)	216	33.0
Uruguay	134	32.3	65	42.2	54	52.7
Rest	111	(31.3)	20	(64.3)	4	(96.3)

Subtotal	15,159	18.7	9,377	16.5	3,378	25.8

Santander Private Banking	209	(3.0)	117	(10.1)	104	(7.5)

Total	15,368	18.3	9,494	16.0	3,482	24.5

Brazil (all changes in local currency)
•	Good quarterly trend:
•	Profit: 13.0% more than in the second quarter.

•	Lending continued to grow at a quarterly rate annualised of around 20%.

•	Lower non-performing loans and coverage maintained.
•	Revenues: net interest income and fee income notch up new quarterly records.

•	Expenses: growth below inflation.

•	Loan-loss provisions: lower year-on-year.

•	Net operating income after loan-loss provisions increased 14.1% and attributable profit (before minority interests) 25.8%.
Santander Brazil is the country’s third largest private sector bank by assets, with a market share of 9% in overall banking business. It operates in the main regions, with 3,623 branches and points of banking attention, 18,124 ATMs and close to 24 million customers, of which more than 10 million have current accounts.
Economic environment
The economy continued to grow on a sustained basis. Second quarter GDP growth was 1.2% over the first quarter of 2010 and 8.8% the same period of last year. This trend was consistent with the increase in business and consumer confidence, the evolution of the labour market and the improved conditions of the credit market.
The unemployment rate declined significantly, to 6.2% in September from an average of 9.0% in the last five years.
Inflation was 4.7% year-on-year in September, slightly higher with the central bank’s target. This enabled the Monetary Policy Committee (COPOM) to hold the Selic rate at its meeting in September at 10.75%, 0.5 p.p. more than the second quarter of 2010 and 2 p.p. more than the third quarter of 2009.
Lending by the financial system increased 2% in August (latest available figure) and 19% in the last 12 months. Measured against GDP, lending rose 2.9 p.p. in the last 12 months to 46.2%. The participation of banks by type remained relatively stable compared with the last few months: state banks accounted for 42% of lending, domestic private sector banks for 40% and foreign banks 18%.
The growth rate of directed lending (including BNDES, rural and real estate) was higher than that of total lending. In August, directed lending (34% of the total) grew 3.3% in the month and 30% in the last 12 months, while “free” (66%) rose 1.7% and 15%, respectively. The small rise in “free” lending in August was due to loans to individuals (+1.7% and +17% year-on-year) and to companies (+1.7% and +12%). Of note in loans to individuals were those linked to payrolls and auto finance. In companies, the main note was the pick up in growth in foreign currency operations.
          Financial Report            January — September 2010

Information by principal segments	37
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Income statement
Net interest income	7,703	30.1	1,238	7.6	1,130	30.0

Net fees	2,228	24.4	427	9.7	297	13.3
Gains (losses) on financial transactions	677	9.4	165	(45.3)	76	(57.8)
Other operating income (1)	(60)	—	(8)	(44.4)	22	(11.2)

Gross income	10,549	24.9	1,822	(0.3)	1,526	14.0

Operating expenses	(3,913)	25.8	(681)	13.6	(540)	21.9
General administrative expenses	(3,552)	24.5	(602)	12.4	(478)	21.5
Personnel	(1,872)	28.4	(318)	10.4	(299)	24.9
Other general administrative expenses	(1,680)	20.5	(284)	14.6	(179)	16.2
Depreciation and amortisation	(360)	39.7	(80)	23.6	(62)	25.0

Net operating income	6,637	24.4	1,140	(7.0)	986	10.1

Net loan-loss provisions	(2,772)	9.3	(360)	(42.1)	(264)	(22.6)
Other income	(629)	16.8	(39)	67.6	(4)	—

Profit before taxes	3,235	43.3	741	27.3	718	26.1

Tax on profit	(776)	20.6	(132)	16.8	(98)	12.9

Profit from continuing operations	2,459	52.3	609	29.8	620	28.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,459	52.3	609	29.8	620	28.5

Minority interests	380	—	130	10.6	129	39.8

Attributable profit to the Group	2,079	30.8	479	36.2	491	25.8

Balance sheet
Customer loans (2)	65,064	28.8	14,346	25.5	23,587	34.4
Trading portfolio (w/o loans)	10,511	34.8	14,524	87.0	4,346	34.1
Available-for-sale financial assets	17,506	1.9	4,010	22.7	3,081	18.5
Due from credit institutions (2)	11,270	(22.5)	6,640	4.1	2,235	17.9
Intangible assets and property and equipment	3,419	30.9	372	4.7	348	9.9
Other assets	38,203	90.6	3,926	20.1	2,861	105.2

Total assets/liabilities & shareholders’ equity	145,973	29.5	43,816	35.0	36,458	35.0

Customer deposits (2)	73,829	24.9	19,356	29.0	16,674	29.5
Marketable debt securities (2)	6,596	56.2	378	(46.0)	4,929	88.6
Subordinated debt (2)	4,065	11.1	—	(100.0)	1,076	38.7
Insurance liabilities	2,333	(56.0)	295	55.7	292	75.3
Due to credit institutions (2)	21,223	65.7	8,601	0.7	4,598	(8.6)
Other liabilities	25,779	39.2	10,956	99.5	6,707	71.0
Shareholders’ equity (3)	12,149	34.0	4,230	69.6	2,181	35.6

Other customer funds under management	39,422	11.9	10,114	26.8	5,246	16.8

Mutual funds	35,300	10.5	10,009	26.3	5,189	16.3
Pension funds	—	—	—	—	—	—
Managed portfolios	4,062	40.0	—	—	—	—
Savings-insurance policies	60	(84.3)	105	99.2	57	102.9

Customer funds under management	123,912	21.2	29,848	25.8	27,925	34.5

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
January — September 2010            Financial Report

38	Information by principal segments
Of note in companies, was the recovery in the growth rate of transactions with external resources and working capital.
Savings in the financial system, which include mutual funds and deposits, grew 13% year-on-year, with demand deposits plus savings deposits up 20% and mutual funds 15%, while time deposits were way behind (+3%), despite the recovery in August.
Strategy
Santander Brazil’s plan is based on carrying out the integration process, which since the beginning has been focused on implementing the best operating and commercial practices, the search for the greatest efficiency and capturing synergies. With the goal of extracting the best from each bank, various products, services and functions have been added.
Progress continued to be made in integrating the credit cards platform and in training the network’s teams, while tests were made for the migration of IT systems. The next stage is centred on unification of the brand name, with the incorporation of the Santander layout to branches, points of banking attention and points in companies, points of public attention and kiosks of the Real brand. This will be followed by the migration of Banco Real’s systems to Santander’s, which will be carried out in the first half of 2011.
Activity and results
As in the rest of the segments, Brazil’s figures have been restated in accordance with the criteria set out on page 22 of this report. This means that the figures here do not coincide with those published locally.
Lending increased 15% y-o-y, well above the 3% of the first half of 2010. That to individual customers rose 14%, with mortgages and credit via cards up 25%. Loans to large companies increased 11%.
The year-on-year evolution was impacted by the lower lending in the second half of 2009. However, the first quarter of 2010 showed signs of recovery, which strengthened in the second quarter. Overall lending rose 5% (annualised rates of around 20%) and maintained in the third quarter. Lending to individuals on an annualised basis increased 21%, consumer finance 8% and SMEs and companies 43%.
On the funding side, demand deposits grew 15% year-on-year. Meanwhile, time deposits, under a policy based on the envisaged environment for rises in interest rates and reduction in institutional balances of very low return, declined 11%. Overall, savings dropped 2%.
The market share in lending was 10.9% (11.7% for “free” lending) and 8.5% for deposits.
In local currency, net profits were 13.0% higher in the third quarter than in the second. The main components of this growth were the most basic revenues, control of expenses and lower provisions needs.
Net consolidated profit (before minority interests) was 25.8% higher than in the first nine months of 2009. The main notes were faster growth in net interest income and fee income, control of expenses below inflation and lower needs for provisions.
The main component of growth is net interest income, which rose 7.5% after increasing for the sixth straight quarter, coupled with the good trend in fee income, which offered the best quarter of the year.
This positive evolution is not reflected, however, in total revenues as they rose 3.2% due to the 9.6% fall in gains on financial transactions, affected by the higher revenues from wholesale banking in 2009. Another factor was the capital gain of EUR 95 million recorded in the third quarter from Visanet’s green shoe, which was assigned to generic provisions.
Operating expenses rose 3.9%, still below inflation. Personnel and general expenses increased 2.9%, backed by synergies of BRL 1,545 million compared to a forecast of BRL 1,400 million for the first nine months.
Loan-loss provisions maintained the downward trend of the last quarters (-9.7% for the whole year), the result of a slower pace of new NPL entries.
Profit, before minority interests, was EUR 2,459 million (+25.8% y-o-y in local currency).
After minority interests, which increased sharply from EUR 26 million to EUR 380 million, because of the IPO in the second half of last year, attributable profit was 30.8% higher at EUR 2,079 million (+8.1% in local currency).
Retail Banking’s attributable profit increased 32.2%, Asset Management and Insurance’s decreased 5.2% and GBM’s was 21.1% lower due to reduced gains on financial transactions.
The efficiency ratio was 37.1%, the recurrence ratio 62.7% and ROE 22.3%. The NPL ratio was 4.97%, after declining for the second quarter running, and coverage was 98%.
          Financial Report           January — September 2010

Information by principal segments	39
Mexico (all changes in local currency)
•	Growth in lending, especially in retail banking.
•	Costs basically flat for seven straight quarters.
•	Lower provisions for the fifth straight quarter and continued emphasis on integral risk management.
•	Net operating income after provisions increased 15.4%.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.6% and 15.4% in savings. It has 1,093 branches and 9.0 million customers.
Economic environment
GDP grew 3.2% in the second quarter, lifting the year-on-year increase to 7.6% from 4.3% in the first quarter. Domestic demand also rose by a notable 7.2% year-on-year, with private consumption up 4.8% and investment growing at positive rates of 2.5% (-1.2% in the first quarter). A key factor behind this recovery is employment growth (+4.9% y-o-y, with the creation of 675,000 jobs in the first nine months). Inflation has remained almost unchanged in the last few months (3.7% in September), very similar to that at the end of 2009 despite the rise in VAT at the beginning of the year. The central bank has held its key interest rate at 4.5%.
Strategy
The strategy in the third quarter and, within the Commercial Director Plan, continued to strengthen the franchise and relations with customers. As regards individual customers, this was done via consumer lending, the sale of credit cards in branches and higher balances on savings accounts which produced higher recurrent revenues.
In companies and institutions, we sought more transactions by existing customers and plans were drawn up to attract new ones.
In September, the agreement reached in June to acquire Bank of America’s 24.9% stake in Santander Mexico for $2,500 million in cash was completed, giving us 99.9% control. The impact on profits was EUR 14 million.
Activity and results
Total lending rose 9% year-on-year, affected by cards (-29%), due to market reasons and to some extent applying tougher criteria in granting loans. Balances with large companies also fell 5% because of lower demand and greater financing through bonds. On the other hand, the segments offering the highest growth were mortgages to individuals, 12%; payroll loans, 27% and credit to SMEs 22%, with market shares improving 0.4 p.p., 0.7 p.p. and 1.7 p.p. respectively.
This performance confirms the change of trend seen in the second quarter, as the growth of the third quarter over the second was around 30% in annualised terms.
Savings increased 15% year-on-year, with demand deposits up 30% and mutual funds 10%.
Among anchor products, the number of insurance policies was 3.9 million (460,000 higher y-o-y). The number of payroll cheques paid into accounts was 2.5 million.
In results (always in local currency), gross income declined 10.7% year-on-year strongly impacted by gains on financial transactions which were 51.0% less than in the first nine months of 2009 when there were significant capital gains in the securities portfolios.
Net interest income was 3.6% lower, in line with the slower pace of business in the financial system and in the bank, especially in credit cards where the bank is developing a strategy to improve the quality of the portfolio. Furthermore, in year-on-year terms, interest rates are still low and thus spreads on deposits are lower.
Fee income declined 1.8%, with a positive evolution of income from insurance, foreign trade and cash management, while the lower volume of business reduced that from cards and from administration of accounts. Of note in the quarter was the implementation of regulatory changes that prohibit and limit the charge of certain commissions.
Operating expenses remained stable (inflation of 3.7%), while loan-loss provisions reinforced the trend of previous quarters. Provisions were 48.1% lower than in the first nine months of 2009.
Attributable profit was 36.2% higher at EUR 479 million (+22.0% in local currency). Retail Banking’s profit increased 43.1% and Global Wholesale Banking’s dropped 2.3%.
The efficiency ratio was 37.4%, the recurrence ratio 70.9% and ROE 19.5% The NPL ratio was 2.20% and coverage 199%, continuing the high levels of quality and excellent evolution.
January — September 2010           Financial Report

40	Information by principal segments
Chile (all changes in local currency)
•	Faster growth in lending and in deposits.
•	Commercial management focused on customer linkage via transaction banking.
•	Consolidation of the risk management model, reflecting the sharp drop in provisions.
•	Net operating income after loan-loss provisions increased 14.2%.
Santander is the largest financial group in Chile in terms of the number of customers (3.0 million), business and results. Its market shares are 20.6% in loans and 18.4% in savings. It has 500 branches.
Economic environment
Second quarter GDP growth was 4.3%, lifting the year-on-year rate to 6.5% and reflecting the Chilean economy’s recovery from the February 27 earthquake more quickly and intensely than initially expected. Private consumption and investment, both in fixed capital as well as in accumulation of stocks, grew at very high rates, and the central bank is normalising monetary policy in order to meet the inflation target. Inflation reached 1.9% year-on-year in September, compared to negative rates in 2009, and it could surpass 3% at the end of the year. The central bank has already raised its key rate by 225 b.p. in hikes of 50 b.p. since June to 2.75%.
Growth in the financial system’s lending was 8% higher year-on-year, with consumer credit and cards rising 7% and commercial credit 9%. Savings increased 5%.
Strategy
Santander Chile concentrated in the third quarter on business growth, especially on lending and customer linkage. This is accompanying the country’s “bankarisation” process, while consolidating the progress made in 2009 in integral risk management.
The density of the branch network and the improvements in the quality of service helped to continue to attract new customers. While we are not ignoring these new customers, our strategic focus is on the 680,000 linked customers.
The number of insurance policies, a risk-free product and one generating fee income, amounted to 4.7 million, consumer loans totalled 1 million and credit cards 1.6 million. Payrolls, a very binding product, increased 6% and helped to enhance the quality of the customer base and future business prospects.
Activity and results
Stronger economic growth and the positive impact of reconstruction accelerated business growth. Lending increased 11% year-on-year; mortgages 12%; loans to SMEs 13% and large companies 9%. The fastest growth is in consumer credit and cards (+19%). The overall market share increased 1.9 percentage points in the last twelve months. Total lending grew 4% in the third quarter over the second quarter (16% annualised).
Growth in savings was 5% due to the strategy of reducing costly deposits, particularly time deposits, following the bond issues made this year. Mutual funds declined 4% and demand deposits increased 23%.
In results (and always in local currency), gross income remained stable, with a very different performance by items. Net interest income grew 13.8%, backed by inflation higher than in 2009 and by the recovery in lending. Lower interest rates, on the other hand, continued to have an impact.
Net fee income declined 0.8% but registered growth in that from mutual funds and insurance business. Gains on financial transactions were lower at EUR 76 million (EUR 181 million in the first nine months of 2009), because of capital gains not repeated in 2010.
Operating expenses increased 6.7%, much higher than inflation, and impacted by the earthquake. Net loan-loss provisions declined again (-32.3% y-o-y), due to good risk management.
Attributable profit was 25.8% higher at EUR 491 million (+10.1% in local currency). Retail Banking’s profit rose 24.2% and Global Wholesale Banking’s dropped 20.6%.
The efficiency ratio was 35.4%, the recurrence ratio 62.2% and ROE 29.1%. The NPL ratio was 3.58% and coverage 94%.
          Financial Report           January — September 2010

Information by principal segments	41
Argentina
Attributable profit increased 33.0% to EUR 216 million (+34.8% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 10.0% in lending and 9.8% in savings. It has 317 branches and 2.2 million customers, of which 44% are linked. These figures already include BNP Paribas Argentina’s individual customers, companies and branches and added 25 b.p. to the bank’s market share.
The economy grew 11.8% year-on-year in the second quarter, driven by stronger domestic demand. Inflation rose to 11.1% in September from 7.7% in December 2009 while interest rates remained around 10.5% (Badlar at 10.5% in September). The upgrading by Standard & Poor’s in the middle of September from B- to B improved the financial profile, thanks to the reopening of the debt exchange (accepted by 66% of holders) and the stronger economic growth, supported by very favourable external conditions for exports.
The pace of growth in savings and lending in the whole financial system was 24% and 25%, respectively, and continued to improve the quality of its balance sheet and maintain high levels of liquidity.
The Group’s strategy focused further on the return on its business franchise, particularly through higher productivity and promoting multiple channels to support better quality service. Lending expanded, especially in cards and trade financing while still maintaining selective growth and continuing to ensure comfortable levels of liquidity.
Lending and savings both increased above 30% year-on-year. Of note was the 39% growth in demand deposits.
Gross income rose 12.1% in local currency and operating expenses 29.6% (due to the renegotiation of the collective bargaining agreement), leaving net operating income flat. Attributable profit increased 34.8%, benefiting from the sharp decline in loan-loss provisions. The efficiency ratio was 46.0% and the recurrence ratio 89.4%. The NPL ratio was 1.77% and coverage 138%.
Uruguay
Santander is the largest private sector bank in the country in terms of profits (EUR 54 million), number of branches (42) and business (market share of 16.6% in lending and 17.2% in deposits).
The economy grew 10.5% year-on-year in the second quarter, driven by buoyant domestic demand and exports in real terms (+10% and +17%, respectively). Although inflation has declined from rates of 7% in the first months of the year, it is still more than 6% (6.3% in September) and expectations are still above the target range. The central bank raised its key rate at its meeting in September by 25 b.p. to 6.5%, after holding it since December 2009.
The pace of growth in deposits and loans in the whole financial system picked up. Savings rose 18% and lending 21%.
The strategy continued to focus on customer loyalty, paying particular attention to the model of differentiated attention for high-income customers. Increased linkage of SMEs and companies was also sought by fostering greater use of transactional products.
Lending was 8% higher year-on-year and deposits rose 6%. In both cases, the changes in local currency are very impacted by the strengthening of the Uruguayan peso against the dollar and its effect on a very dollarized balance sheet.
Gross income increased 9.4% in local currency, and operating expenses 2.6%, which, combined with very low provisions, produced an attributable profit 26.2% higher.
The efficiency ratio is 51.3% and the recurrence ratio 32.8%. The NPL ratio was 0.23% and coverage at very high levels, underscoring another of the bank’s strengths.
Colombia
Attributable profit was 5.8% lower in local currency at EUR 28 million, because of the taxes, other income and provisions as net operating income after provisions increased 35.6%. The Group has 76 branches, 387,000 customers and market shares of 2.9% in lending and 2.8% in savings.
The latest indicators show that the upturn in the economy proceeds at a good pace. GDP growth in the second quarter was 4.5% year-on-year. Low inflation (2.3% in September) enabled the central bank to hold its key rate at 3%.
Growth in lending and deposits picked up throughout the financial system, although it is still low (+8% and +5%, respectively).
The strategy continued to mainly focus on linking high and medium income customers and strengthening transactional businesses and insurance. Lending increased 5% and savings 3%. The NPL ratio was 1.80% and coverage 192%.
Puerto Rico
Attributable profit was EUR 27 million (1.2% lower in dollars), because of higher taxes as net operating income after provisions increased 51.0%.
Santander has 121 branches, 398,000 customers (21% of them linked) and market shares of 9.2% in loans, 9.9% in deposits and 23.2% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, pressured by lower activity and higher risk premiums. In this context, the Group stands out for its results, the fruit of appropriate management of prices, discipline in risks and strict control of costs.
The efficiency ratio was 47.7%, the recurrence ratio 43.6%, the NPL ratio 11.30% and coverage 55%.
Peru
Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 6 million (+24.1 % y-o-y in local currency).
January — September 2010          Financial Report

42	Information by principal segments
Sovereign

			Variation
Million euros	9M’10	9M’09(*)	Amount	(%)

Income statement
Net interest income	1,320	807	513	63.5

Net fees	312	282	30	10.6
Gains (losses) on financial transactions	7	47	(41)	(85.8)
Other operating income (1)	(51)	(82)	32	(38.4)

Gross income	1,589	1,055	534	50.6

Operating expenses	(697)	(663)	(35)	5.3
General administrative expenses	(619)	(579)	(40)	6.9
Personnel	(349)	(349)	(0)	0.0
Other general administrative expenses	(270)	(230)	(40)	17.4
Depreciation and amortisation	(78)	(84)	5	(6.2)

Net operating income	891	393	499	127.1

Net loan-loss provisions	(453)	(426)	(28)	6.5
Other income	(17)	(19)	2	(10.0)

Profit before taxes	421	(52)	473	—

Tax on profit	(128)	24	(152)	—

Profit from continuing operations	293	(29)	321	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	293	(29)	321	—

Minority interests	—	—	—	—

Attributable profit to the Group	293	(29)	321	—

Balance sheet
Customer loans (2)	35,565	34,409	1,155	3.4
Trading portfolio (w/o loans)	252	203	48	23.8
Available-for-sale financial assets	8,860	9,100	(240)	(2.6)
Due from credit institutions (2)	530	767	(237)	(30.9)
Intangible assets and property and equipment	464	399	65	16.4
Other assets	5,075	2,910	2,165	74.4

Total assets/liabilities & shareholders’ equity	50,745	47,788	2,957	6.2

Customer deposits (2)	30,291	31,634	(1,343)	(4.2)
Marketable debt securities (2)	1,834	9,740	(7,906)	(81.2)
Subordinated debt (2)	2,692	2,366	326	13.8
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	10,691	516	10,174	—
Other liabilities	2,289	1,386	903	65.1
Shareholders’ equity (3)	2,948	2,146	802	37.4

Other customer funds under management	54	447	(393)	(88.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	54	447	(393)	(88.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	34,871	44,187	(9,316)	(21.1)

(*).-	Data February-September

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year
          Financial Report          January — September 2010

Information by principal segments	43
Sovereign
•	Profit generated for the fourth consecutive quarter, consolidating the franchise’s profitability.
•	Attributable profit of $384 million in the first nine months, backed by higher recurring revenues, flat expenses and lower provisions.
•	Improved trend in loans and focus on profitability and optimisation of the balance sheet.
•	Credit quality: reduction in non-performing loans and higher coverage.
Sovereign’s attributable profit in the third quarter was $157 million, 18.6% more than in the second quarter. This was the fourth consecutive quarter of profits and consolidated the break even reached in the last quarter of 2009. The profit for the first nine months was $384 million.
Economic environment
Sovereign conducted its business in a recovering economy, fuelled by fiscal stimulus measures that are beginning to be withdrawn and interest rates at historic lows. However, scant job creation, with unemployment at a high and still weak investment, particularly in the housing sector, continue to erode business generation.
On a like-for-like basis, growth in lending continued to slowdown in the second quarter over the first (-1%) with that to companies registering the largest falls (-9%). Deposits remained flat in the quarter. Those more readily available increased slightly (+1%) due to the shift from time deposits (-4%).
Strategy
Sovereign, with 720 branches, 2,331 ATMs and 1.7 million customers, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, (per capita income is more than 20% above the national average) where it has significant market shares and manages close to $100,000 million of loans and deposits.
Sovereign’s integration into the Santander model offers a solid base for growing profitably, despite the economic uncertainty. The drivers for obtaining consistent results and in line with the objectives set for an environment of low activity are growth focused on rigorous risk management, generating synergies and optimising cost structures within a process of restructuring.
Results
As in other businesses, Sovereign’s financial statements have been restated in accordance with the criteria set out on page 22 of this report, and so the figures shown here do not coincide with those published locally.
In dollars, gross income in the third quarter was $713 million, net operating income $401 million and attributable profit $157 million (EUR 121 million), all of which were comfortably higher than those of previous quarters. The drivers were solid revenues, flat expenses and stable provisions.
Gross income for the first nine months was $2,083 million, 29.7% more than in the same period of 2009 on a like-for-like basis (only February to September were recorded by global integration). This was largely due to net interest income (+40.4%), whose increase was due to the repricing of loans, the lower cost of deposits and the maturity of high cost funds.
Operating expenses reflect the positive impact of synergies and the optimisation of structures and are on a clear downward trend: 11.0% below the first nine months of 2009 on a like-for-like basis. This, coupled with revenues, produced a notable improvement in efficiency from 62.8% in September 2009 to 43.9% a year later and doubled net operating income.
Net loan-loss provisions stabilised and were the lowest in two years, thanks to risk management and recoveries, reflected in a better evolution of credit quality. The NPL ratio dropped to 4.80% from 5.35% at the end of 2009 and coverage rose from 62% to 72%.
Attributable profit amounted to $384 million compared to a loss of $39 million in the first nine months of 2009.
Activity
The main aspects of the quarter were the growth in new lending, the focus on the profitability of assets and liabilities and optimisation of the balance sheet.
In lending, growth was 17% higher in the third quarter than the average in 2009, and the average spread on new loans and renewed credits was 40 b.p. more than in the second quarter, in line with the higher cost of funds and the risk of the environment.
The focus in lending was on the most attractive mortgage segments (residential and multifamily), which represent a combined annualised quarterly growth of 13%.
Total lending, however, was 4% lower year-on-year because of weak demand by companies and the exit from non-strategic segments or in run off. The latter accounted for more than 8% of the total portfolio, after a reduction of 40% in the last 12 months, compared to 17% at the time of the acquisition. Excluding them, the rest of the portfolio, for the first time since Santander assumed management, was 1.4% higher than in September 2009.
In deposits, the adjustment in prices continued by improving the mix of products. Management of prices in core deposits and stabilisation in time deposits produced a further reduction in their total cost (7% less than in the second quarter), while the volume remained flat (0.4% less than June 2010).
Overall, Sovereign has a comfortable liquidity situation as customer deposits and medium and long-term financing cover 118% of net loans.
January — September 2010          Financial Report

44	Information by principal segments
Corporate Activities

			Variation
Million euros	9M’10	9M’09	Amount	(%)

Income statement
Net interest income	(2,044)	(1,705)	(339)	19.9

Net fees	(32)	0	(32)	—
Gains (losses) on financial transactions	(226)	402	(628)	—
Dividends	42	102	(60)	(58.9)
Income from equity-accounted method	(2)	(11)	9	(82.8)
Other operating income/expenses (net)	100	29	71	241.5

Gross income	(2,162)	(1,183)	(979)	82.8

Operating expenses	(629)	(600)	(29)	4.9
General administrative expenses	(527)	(500)	(27)	5.3
Personnel	(206)	(227)	21	(9.1)
Other general administrative expenses	(321)	(274)	(47)	17.2
Depreciation and amortisation	(102)	(99)	(3)	2.8

Net operating income	(2,791)	(1,782)	(1,009)	56.6

Net loan-loss provisions	(87)	(27)	(61)	226.4
Other income	(432)	(555)	124	(22.3)

Profit before taxes (w/o capital gains)	(3,310)	(2,364)	(946)	40.0

Tax on profit	918	1,038	(119)	(11.5)

Profit from continuing operations (w/o capital gains)	(2,391)	(1,326)	(1,065)	80.3

Net profit from discontinued operations	(10)	(3)	(7)	228.3

Consolidated profit (w/o capital gains)	(2,402)	(1,330)	(1,072)	80.6

Minority interests	1	(12)	13	—

Attributable profit to the Group (w/o capital gains)	(2,403)	(1,317)	(1,086)	82.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(2,403)	(1,317)	(1,086)	82.4

Balance
Trading portfolio (w/o loans)	4,751	4,194	557	13.3
Available-for-sale financial assets	21,063	27,349	(6,286)	(23.0)
Investments	37	31	6	20.9
Goodwill	23,928	23,474	454	1.9
Liquidity lent to the Group	39,795	56,506	(16,712)	(29.6)
Capital assigned to Group areas	64,324	50,911	13,413	26.3
Other assets	67,356	68,225	(868)	(1.3)

Total assets/liabilities & shareholders’ equity	221,255	230,691	(9,435)	(4.1)

Customer deposits (1)	14,495	1,081	13,414	—
Marketable debt securities (1)	74,396	86,032	(11,635)	(13.5)
Subordinated debt (1)	13,866	20,121	(6,256)	(31.1)
Other liabilities	52,032	58,561	(6,529)	(11.1)
Group capital and reserves (2)	68,786	64,895	3,891	6.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	102,757	107,234	(4,477)	(4.2)

(1).-	Including all on-balance sheet balances for this item

(2).-	Not including profit of the year
          Financial Report          January — September 2010

Information by principal segments	45
Corporate Activities
•	This area’s losses were EUR 1,086 million higher than in the first nine months of 2009 because of:
•	Gains on financial transactions were EUR 628 million lower, basically due to losses from hedging compared to profits in 2009.
•	Net interest income declined EUR 339 million because of the higher cost of funding.
•	The net of the rest of the income statement had an almost neutral effect.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 22 of this report.
The area made a loss of EUR 2,403 million compared to one of EUR 1,317 million in the first nine months of 2009. This was due to the losses on financial transactions, mainly in the hedging of exchange rates (due to the appreciation of the main currencies whose positive impact is reflected, as commented on, in the operating areas) and to the higher revenues in 2009 from the net results of hedging of interest rates in financings of a structural nature.
The main developments were:
•	Net interest income was EUR 2,044 million negative compared to EUR 1,705 million also negative in the first nine months of 2009. This increase was due to higher credit costs of the issues.
•	Dividends dropped from EUR 102 million to EUR 42 million.
•
Income accounted for by the equity method was almost nil (loss of EUR 11 million in the first nine months of 2009). The difference was largely due to the recording in this line of the income in January 2009 of Sovereign, before its consolidation by global integration.

•
Gains on financial transactions, which include those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 226 million negative compared to EUR 402 million positive in 2009. The difference was due to hedges as commented on.

•	Operating expenses increased 4.9% (EUR 29 million) because of higher general costs.
•	Net loan-loss provisions amounted to EUR 87 million compared to EUR 27 million in 2009.
•	Other income, which includes various provisions and writedowns, was EUR 432 million negative compared to EUR 555 million also negative in the first nine months of 2009.

There is a temporary mismatch in this line of various provisions and writedowns for contingencies, which are anticipated at the consolidated level and not recorded in the results of units until their effective materialisation. The higher figure for 2009 corresponds to the provision of EUR 195 million for Metrovacesa(1).

As regards the area’s sub segments:
•	Equity Stakes: this centralises the management of equity stakes in financial companies.

In 2009, this line recorded a sharp fall to almost zero because of the integration by the global method of Banco Real and Sovereign, and the exit from Cepsa.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the Group’s shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations.

As regards the book value, the current policy is aimed at covering the excess capital of each subsidiary on 7% of their risk-weighted assets, either through direct term positions in most cases or through a strategy of option “tunnels” that limit the losses in scenarios of significant currency depreciation.

The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2010 the main units with exchange-rate risk remained hedged.

The results of interest rate risk management, which is actively conducted by taking positions in the market, are also reflected. This management seeks to cushion the impact of changes in market interest rates on the bank’s net interest income and value, and is carried out via bonds and derivatives of high credit quality, high liquidity and low capital consumption.

As regards liquidity risk, of note are the lower needs in the current environment.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

(1)	The provisions were made in the first quarter of 2009 in gains on financial transactions and transferred to other income in the second quarter.
January — September 2010          Financial Report

46	Information by secondary segments
Retail Banking
•	Gross income set a new quarterly record.
•	Small growth in business and management of spreads increased net interest income.
•	Rigorous discipline in expenses, which remained flat on a like-for-like basis and without the exchange rate impact.
•	Risk management is reflected in lower provisions for the Americas and the UK. One-off rise in Europe because of the Bank of Spain’s Circular (EUR 437 million net of tax).
Retail Banking generated 85% of the operating areas’ total gross income and 72% of attributable profit. The latter was 9.8% higher than in the first nine months of 2009 at EUR 6,107 million.
Gross income reached a new quarterly high for the third straight quarter at EUR 9,786 million (EUR 28,661 million for the first nine months, 11.4% more than in the same period of 2009). This was due to the 14.5% rise in net interest income, driven by moderate business growth and improved spreads. Fee income increased 7.3%, confirming the recovery pointed to in the last few quarters.
All these year-on-year variations were positively impacted by the perimeter and by exchange rates. Excluding them, gross income was 1.3% higher than in the first nine months of 2009.
Operating expenses rose 10.9% year-on-year, but remained flat without perimeter and exchange rate impact. As a result, the efficiency ratio remained at around 40%.
Net operating income was 11.8% higher year-on-year at EUR 17,122 million (+1.4% excluding the perimeter and exchange rate impact).
Net loan-loss provisions increased 8.0% year-on-year (-2.0% excluding the perimeter and exchange rate impact) because of the one-off impact in the third quarter of the new criteria applied in Spain. Excluding its effect, provisions declined 10.9%.
Total lending rose 8% in the last twelve months and customer deposits increased 19%.
The performance by geographic areas reflects the varying economic environment, with lower growth in developed economies and a more favourable macroeconomic environment in emerging countries.
•
Retail Banking in Continental Europe was the most affected by the environment. Gross income declined 2.1% and net operating income 4.5%. Attributable profit dropped 23.9%, because of higher provisions (-9.3% before the impact from the Bank of Spain’s Circular 3/2010).

Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Income statement
Net interest income	23,940	13.0	21,845	14.5	1,945	(0.1)	150	(1.0)

Net fees	7,322	7.2	6,039	7.3	966	10.9	317	(3.7)
Gains (losses) on financial transactions	2,116	(4.5)	959	(8.3)	1,123	(2.0)	34	50.6
Other operating income (1)	221	(32.7)	(182)	392.5	113	8.4	290	11.4

Gross income	33,598	10.0	28,661	11.4	4,147	1.9	791	3.6

Operating expenses	(12,869)	11.5	(11,539)	10.9	(1,092)	21.0	(238)	4.2
General administrative expenses	(11,562)	10.7	(10,355)	10.1	(992)	18.6	(216)	4.4
Personnel	(6,702)	11.1	(5,927)	10.1	(655)	22.9	(120)	3.9
Other general administrative expenses	(4,859)	10.1	(4,428)	10.1	(336)	11.0	(95)	5.0
Depreciation and amortisation	(1,307)	19.7	(1,184)	18.0	(100)	50.7	(23)	2.6

Net operating income	20,729	9.0	17,122	11.8	3,055	(3.5)	552	3.3

Net loan-loss provisions	(7,767)	8.3	(7,762)	8.0	(5)	—	(0)	(40.2)
Other income	(786)	15.5	(748)	20.9	(23)	(16.8)	(15)	(56.0)

Profit before taxes	12,176	9.1	8,612	14.7	3,027	(4.0)	537	7.4

Tax on profit	(2,967)	4.5	(2,011)	13.0	(811)	(8.7)	(145)	(14.9)

Profit from continuing operations	9,209	10.7	6,601	15.2	2,216	(2.2)	392	19.0

Net profit from discontinued operations	(7)	—	(7)	—	—	—	—	—

Consolidated profit	9,202	9.8	6,595	14.0	2,216	(2.2)	392	19.0

Minority interests	719	124.0	487	119.5	188	121.6	44	208.9

Attributable profit to the Group	8,483	5.3	6,107	9.8	2,028	(7.0)	348	10.5

Business volumes
Total assets	1,227,524	15.4	894,433	14.5	300,000	18.2	33,091	17.5
Customer loans	713,972	6.8	644,824	7.7	68,652	(0.6)	496	(18.1)
Customer deposits	586,798	24.8	505,566	18.5	77,783	80.3	3,449	625.7

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses
          Financial Report          January — September 2010

Information by secondary segments	47
Retail Banking. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Continental Europe	10,275	(2.1)	6,319	(4.5)	2,278	(23.9)

o/w: Spain	6,069	(8.5)	3,488	(13.6)	1,319	(38.8)
Portugal	756	(7.0)	385	(12.0)	274	(16.3)

United Kingdom	3,936	9.6	2,357	15.8	1,223	23.0

Latin America	12,872	21.7	7,566	20.7	2,322	44.9

o/w: Brazil	8,996	28.6	5,379	30.0	1,324	60.0
Mexico	1,399	(3.1)	804	(12.4)	294	59.8
Chile	1,279	16.7	801	13.4	368	41.8

Sovereign	1,578	49.5	880	124.2	284	—

Total Retail Banking	28,661	11.4	17,122	11.8	6,107	9.8

The main drivers were moderate business volumes and falls in lending, good management of spreads on loans in an environment of strong pressure and low interest rates, the impact of the Group’s policy of capturing deposits, control of expenses and the impact of loan loss provisions as a result of new Spanish rules.

•
The profit of Retail Banking in the United Kingdom was 19.0% higher in sterling than in the first nine months of 2009. Gross income was higher, spurred by net interest income and lower costs, which produced another gain in efficiency to 40.1%.

•
The results of Retail Banking in Latin America came from growth in basic revenues (net interest income and fee income), control of expenses consistent with business development and benefiting from Brazil’s savings from synergies, and lower loan-loss provisions. Gross income rose 3.5% and expenses 5.0%, both without the perimeter and forex impact, which left the efficiency ratio (including amortisations) at around 41%.

Net operating income, after the lower loan-loss provisions, grew 33.4%, while attributable profit was 29.3% higher (higher minority interests).
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Santander Private Banking and Abbey International in the UK and Santander Private Banking in Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The environment in which activity was developed in the first nine months of 2010 was very difficult. As well as the global financial crisis, interest rates were at historic lows and the stock market has been in negative territory. The main stock market indices are lower than at the beginning of the year.
Despite the negative impact of markets, the volume of managed assets was higher than at the end of 2009 on a like-for-like basis, due to capturing new business as well as on more clients. This underscored the good management. The volume of managed funds at the end of September was around EUR 96,000 million (+11% over September 2009).
The fall in revenues, penalised in net interest income because of interest rates, was largely offset by strict control of expenses (lower than initially budgeted). As a result, and despite the market environment, Private Banking generated profits before taxes of EUR 263 million.
The division continued to deepen and adapt its common business model, paying particular attention to the commercial processes of advice, training, career plans, homogenisation of investment strategies and discretional management and unification of products. The IT platform for management of clients is also being worked on intensely so that it is common to all units in the future. This platform is currently operating in Spain, Italy and Mexico. The rest of units will gradually join it.
This will help to enhance the quality of customer service, maintain a constant watch on portfolios to ensure they are in line with objectives, align the value offer of all units and obtain significant synergies.
January — September 2010          Financial Report

48	Information by secondary segments
Global Wholesale Banking
•	Rigorous management of risk, liquidity and capital.
•	Higher profits, although lower than in 2009 (record year in revenues and profits).
•	High share of customer revenues, which remained solid.
•	Provisions impacted by the Bank of Spain’s Circular, with negative impact on profit after taxes of EUR 35 million.
Strategy
In order to consolidate the leadership positions reached in 2009, the area has strengthened its capacities in core markets. This greater potential and the strength of the Group’s capital and liquidity, within a policy of rigorous risk management, are enabling us to maintain in 2009 a high level of activity in an environment of tougher competition. A good example of this is that Santander has been playing a leading role in some of the main operations this year, consolidating it as a major player.
A prior adjustment of structures and effective management of costs and operations allowed Santander to undertake the increase in capacity and achieve an efficiency ratio that is a benchmark for its peers.
Results and activity
Santander Global Banking & Markets contributed 12% of total gross income and 24% of attributable profit of the Group’s operating areas (EUR 2,028 million, 7.0% less than in the first nine months of 2009). The higher minority interests in Brazil, resulting from the IPO in October 2009, and the impact from the Bank of Spain’s new Circular on provisions, explain the year-on-year decline.
This performance was noteworthy bearing in mind that 2009 was a record one for revenues and profits, thanks to volatility and very high spreads, as well as reduced competition. The normalisation of the environment in 2010 is lifting the result, which continued to be backed by a customer-focused business model, the area’s global reach and interconnection with local units.
Gross income increased 1.9% year-on-year, with stronger growth in fee income (+10.9%). The lower contribution of net interest income was partly due to the deleveraging trends in developed economies, the higher cost of liquidity and normalisation of spreads.
Operating expenses (+21.0% y-o-y) reflected the investments made. The efficiency ratio was 26.3%.
Net operating income declined 3.5% to EUR 3,055 million. This lower growth, combined with provisions which include the Bank of Spain’s one-off impact of EUR 49 million, fed through to attributable profit. The higher minority interests in Brazil, however, reduced attributable profit by 7.0%. Excluding the one-off impact of provisions, attributable profit was 5.4% lower.
The results were supported by strong client revenues, which represent 85% of the total, and were 1% lower than in the first nine months of 2009, mainly because of Spain, as their evolution in other large markets made a higher contribution in euro. This was achieved with strict management of risks, liquidity and capital.
In order to boost client revenues, we continued to deepen the global focus of business, focusing more on the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units. The model, which concentrates management of global corporations and institutions, increased its revenues 8% over the same period of 2009.
The product areas also made progress in their increasingly global business vision, which is adapted to the changing needs of markets and clients. Their performance was the following:
Global Transaction Banking
This area, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues 11% over the first nine months of 2009. Growth was solid but slower than in 2009 because of reduced volumes and lower spreads.
Trade Finance performed the best (+24%), with rises in almost all countries thanks to the Group’s solid positions in our natural markets. Brazil, Spain and Mexico accounted for more than 80% of the total.
Cash Management’s revenues increased 11% compared to 2009. Lower volumes and official interest rates in European markets were offset by strong growth in activity in the main Latin American markets.
Sound evolution of Basic Financing’s revenues in euros (+7%), due to lower volumes and spreads.
          Financial Report          January — September 2010

Information by secondary segments	49
Corporate Finance
This area (Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) enjoyed a good third quarter, offsetting the lower generation in the second quarter. Customer revenues were 8% higher than in the first nine months of 2009, compared to a 9% fall in the first half. In Mergers and Acquisitions, a solid pipeline continued to be built. Significant projects were closed despite the sector’s still very weak activity.
In Asset & Capital Structuring, the portfolio of clients in Europe and Latin America continued to increase. Of note was the purchase and lease of assets, with several operations completed and mandates on transport assets in Spain, the UK, France and, above all, Brazil, where a notable pipeline in the airline industry is being built. Also doing well were solar energy projects in Italy and wind power in Brazil, as well as the R+D+i segment in Spain, which optimises development funds of the Industry Ministry and the Centre for Industrial Technology Development. Lastly, an operation to monetise the C02 emission rights of a wind power park in Oaxaca, Mexico, was closed.
Credit Markets
Credit Markets, which include origination, risk management and distribution units for both capital market instruments as well as pure loans and structured financings for the corporate, financial and public sectors, increased client revenues 15% year-on-year. Good evolution by products and countries, backed by the strategy of supporting clients in the markets where the Group operates.
Of note in loans was the leading role in significant operations in Europe and the Americas including the loan to BHP Billiton ($45 billion) to finance its takeover of Potash Corp. in which Santander was the bookrunner and mandated lead arranger. Also, Santander was the coordinator in the debt refinancing of Gas Natural.
In project and acquisition finance, Santander participated in leading operations, which consolidated it as world leaders. In the UK, it was the mandated lead arranger of the loan to Hutchinson Whampoa to acquire the regulated and unregulated business of EDF’s power distribution (₤5.8 billion) and structured the debt associated with the unregulated business. In Spain, it participated in financing the acquisition of 25.83% of Abertis by companies in which CVC and ACS have stakes (EUR 3 billion: 50% financing). In Latin America, we structured the financing of the first wind power park by a retail bank in Mexico, capitalising on Santander’s experience in renewable energy to place it as the head of the sector in the country.
In bonds, Santander increased its geographical presence in Latin America, bringing to the international market issuers from Mexico, Brazil, Argentina and Chile (around $7 billion) where it was bookrunner. Of note was the issue of the first corporate bond in Argentina in the last three years and the largest corporate issue in Chile, which includes a tranche in Chilean pesos for the first time in a corporate issue.
Rates
The client revenues of this area (including trading activities, structuring and distribution of FX and bonds and interest rate derivatives for the Group’s wholesale and retail clients) declined 14% year-on-year. Higher business volumes with institutional clients and mid corp, especially in hedging of foreign currencies, did not offset the impact on revenues of the normalisation of spreads from the highs reached in 2009.
Of note in Europe, the main area of activity, was the solid increase in sales to institutional investors, the priority segment for flow products, and to large companies which offset the weak evolution in the most retail segment as a result of the economic downturn, particularly in Spain and Portugal. In Latin America, good performance of the retail segment, very much supported by the solid growth of the distribution networks in Brazil.
Equities
The revenues of the Global Equities area (activities related to the equity markets, settlement and custody) were 14% lower than in the first nine months of 2009. As well as weak markets, revenues in 2009 were at record levels.
The main factors at play were a lower contribution from brokerage activity compared to the beginning of the year, slower sale of investment solutions and hedging via derivatives and postponing some primary operations because of the uncertainty over the economic recovery.
On the other hand, Santander is playing a leading role in significant operations such as the IPO of Petrobrás, the world’s largest to date ($70 billion), in which it was the global coordinator and the capital increase by Deutsche Bank in October, where Santander was the bookrunner.
Custody and settlement activity is also picking up, especially in Latin America and in particular Brazil. This is offsetting the weak evolution in Europe because of the state of stock markets and the slower than expected recovery in mutual funds.
January — September 2010          Financial Report

50	Information by secondary segments
Asset Management and Insurance
•	Total revenues accounted for 9% of that of all the Group’s operating areas.
•	Preference for deposits / liquidity continued to exert pressure on the sale of mutual funds and insurance products.
•	Mutual funds and pensions: larger volumes but with a still limited impact on fee income.
•	Insurance: better evolution, backed by growth in Latin America.
Attributable profit was EUR 348 million in the first nine months, 10.5% more than in the same period of 2009. This represented 4% of the operating areas’ total.
Gross income increased 3.6%, strongly supported by insurance activity as fees from mutual funds were stable. Expenses have been almost flat in the last few quarters (excluding the exchange rate impact), reflecting the adjustment of structures to the new environment and the continued effort to create global units, particularly in insurance. Net operating income amounted to EUR 552 million, 3.3% more than in the first nine months of 2009.
Total revenues contributed to the Group by asset management and insurance activities, including those recorded by the distribution networks, amounted to EUR 2,965 million, 9% of the Group’s total and 9.4% more than in the same period of 2009.
Asset Management
Santander Asset Management generated total revenues of EUR 959 million, 7.8% more year-on-year, reflecting the recovery in volumes and the rise in average commissions in the main markets due to the better product mix.
Volumes were weak in developed countries because of the strong preference for on-balance sheet funds and the negative impact of the market on portfolios, and stronger in Latin America within a solid trend of recovery begun in 2009. Total managed assets at the end of September were EUR 119,000 million, 2% more than at the end of 2009 and 7% more than a year earlier, and benefiting from currency appreciation against the euro.
Attributable profit was 38.1% higher than in the first nine months of 2009 at EUR 64 million after deducting fees paid to the networks and operating expenses.
The main elements by units and countries were as follows:
•	In traditional management of assets, mutual fund business continued to recover, with the incorporation of more markets and greater interest by clients and distributors, particularly in Latin America.

At the end of September, the Group managed EUR 115,000 million (+2% over the end of 2009) in mutual funds, investment companies and pension plans, 80% of which was in three large markets (Spain, Brazil and Mexico).

In Spain, the improvement in volumes at the end of 2009 was interrupted by the preference for on-balance sheet funds by all banks with attractive offers for savers. Management of our commercial networks focused on mixed and guaranteed funds, with a good level of acceptance. Of note were the capturing of EUR 1,700 in the range of 100x100 funds and more than EUR 400 million in the Santander Revalorización Activa fund. This enabled us to regain the top spot in mutual funds (market share of 17.3%) and improve the product mix and average fee.

The impact of markets brought managed assets in Spain, including pension funds, to EUR 44,000 million, 5% lower than at the end of 2009. This evolution was in line with that of the industry as a whole.
The trend in Brazil was good, with higher volumes, net sales and average commissions higher than expected. Of note was the reception given to new guaranteed products for the retail segment, particularly the fund Capital protegido 6 which surpassed placement expectations. At the end of September, managed funds amounted to more than EUR 35,000 million.
Mexico also benefited from the launch of new mixed funds which helped increase the volume of managed assets to EUR 10,000 million (11% more in local currency than at the end of 2009) and improve its product mix.
Of note in other markets, which account for 22% of managed assets, was the UK with a retail balance of almost EUR 14,000 million (+21% in sterling over the end of 2009), backed by increased sales through branches of multimanager funds of funds. Chile also benefited from a personal banking product (the Elite portfolios). Its managed assets stood at EUR 5,200 million and its average fee improved, offsetting the exit of funds into other savings instruments (-11% in local currency in the last 12 months).
          Financial Report          January — September 2010

Information by secondary segments	51
Portugal, on the other hand, notably improved its average fee which offset the impact on revenues and earnings the decline in volumes (-11% since the end of 2009), the result of the bad performance of markets and the appetite for deposits.
Lastly, and at the global level, Santander Asset Management continued to streamline the range and merger of funds in various markets. Its objective is to provide the Group’s commercial networks with simple and well-known products, with high average volumes and the focus of management teams. Progress continued to be made on developing the Luxembourg platform to unify products so that they can be distributed from any part of the world and be managed by the best teams from any of the Group’s fund managers. New funds were opened in euros and sterling to cover the demand from European asset managers.
•
In real estate management, as well as the development of ordinary activity we continued the orderly sales of the assets of Santander Banif Inmobiliario in a very demanding environment. The aim is to achieve for participants the best combination of speed, price optimization and the largest number of bidders.

•
In alternative management, we continued to restructure the funds and structures of Optimal Investment Services, in line with the current scant demand for this type of product and with the forced reduction in its managed assets.

•	In venture capital funds (a product aimed at institutional clients who invest at very long term in unlisted companies), assets remained at around EUR 300 million.
Insurance
The global area of Santander Insurance generated attributable profit of EUR 284 million in the first nine months, 5.7% more than in the same period of 2009, as a result of faster growth in the third quarter. The main reason for this was greater activity, which absorbed the higher minority interests in Brazil.
Total revenues (the area’s gross income plus fee income paid to the networks) were EUR 2,006 million, 10.1% more than in the same period of 2009 (+2.4% without the exchange rate impact) and representing 6% of the operating areas’ total.
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) increased 10.8% year-on-year to EUR 1,871 million (+3.2% excluding the exchange-rate impact).
Santander Insurance continued to progress in its global business model and foster the development of new products via its distribution channels, while keeping its low risk profile model and a high level of efficiency in its operations.
Total premium income was 3% lower, impacted by clients’ preference for liquidity and the consequent lower demand for savings-investment products. Premium income from protection insurance, on the other hand, increased 16%.
Continental Europe, which contributed 44% of the total, maintained its stable contribution despite the weakness of the main euro zone economies. Spain’s contribution (excluding Santander Consumer Finance) was EUR 295 million (-4% y-o-y), with a good performance of revenues from protection insurance which partially offset the fall in savings-investment.
Portugal maintained the growth in fee income and in results of the insurance company. The total contribution was EUR 103 million (+5%).
Santander Consumer Finance maintained its pace, adjusting its levels of penetration to the activity and generation of loans in each market. Its total contribution was EUR 426 million (-1% y-o-y).
The UK’s total contribution was 18% lower year-on-year in sterling at EUR 145 million. This was due to lower placement of savings insurance products because of the stronger demand for other products such as structured deposits.
Latin America contributed EUR 876 million (47% of the total) and 33% more year-on-year (+13% excluding the exchange-rate impact). The greater efficiency in selling via bank branch networks and other channels, coupled with the development of simple products not linked to lending, lifted the level of activity and results.
Of note was Brazil, accounting for 69% of the region’s contribution (+13% in reales) and Mexico 20% higher in pesos. In Chile, the country’s earthquake last February had no significant impact on insurance results thanks to the Group’s reinsurance policy for this type of disaster.
Sovereign, in the initial phases of implanting its insurance model, already contributes EUR 26 million, basically due to fee income from distribution of savings insurance.
Asset Management and Insurance. Income statement

	Gross		Net operating		Attributable
	income		income		profit to the Group
Million euros	9M’10	Var (%)	9M’10	Var (%)	9M’10	Var (%)

Mutual funds	199	7.4	87	16.8	56	59.6
Pension funds	19	(18.8)	12	(26.7)	8	(29.8)
Insurance	573	3.3	453	2.1	284	5.7

Total Asset Management and Insurance	791	3.6	552	3.3	348	10.5

January — September 2010          Financial Report

52	Corporate Governance
Corporate Governance
Dow Jones Sustainability Index
The Dow Jones Sustainability Index (DJSI), one of the main international indices of socially responsible investment, was published in September.
Once again – and since 2000 – the Bank managed to remain in this competitive index, comprising a small number of issuers. The DJSI assesses companies in three large areas: economic, environmental and social issues, combining general and specific criteria of the sector in which they operate.
Santander’s total score was 78%, well above that of the banking sector’s average (50%) and it occupies leading positions in the following three categories: corporate governance; codes of conduct, compliance, corruption and bribery and anti-crime policy and measures, with scores of 76%, 82% and 98%, respectively, compared to the sector’s averages of 68%, 65% and 68%.
The score of 76% in corporate governance was slightly higher than in 2009 (74%) and well above the sector’s average (68%). Notable among our strengths are an advanced risks system, which includes reputational, social, environmental and ethical considerations among the assessment criteria.
Significant events in the quarter
Significant events in the quarter and subsequent ones
Agreement with SEB Group
Banco Santander reached an agreement with Skandinaviska Enskilda Banken (SEB Group) for its subsidiary Santander Consumer Bank AG to acquire the retail banking Business of SEB in Germany for around EUR 555 million.
The purchase of SEB’s retail banking business in Germany, which includes 173 branches providing services to one million customers, will almost double the branch network of Santander Consumer Bank in Germany.
The operation is expected to be completed in 2011 after the necessary regulatory approvals are obtained.
Agreement with Royal Bank of Scotland
Group Santander reached agreement for its subsidiary, Santander UK, to acquire the part of the banking business of Royal Bank of Scotland (RBS) conducted by its branches in England and Wales and the network of NatWest in Scotland. The price, subject to adjustments, is ₤1,650 million.
At the time of publication of this report, the European Commission had already authorised the operation.
This acquisition includes 311 RBS branches in England and Wales and seven of NatWest in Scotland, 40 banking centres for SMEs, more than 400 company banking managers, four corporate banking centres and three private banking centres. The operation affects 1.8 million individual customers, 244,000 SMEs and around 1,200 medium-sized company clients.
The operation is expected to be closed between the end of 2011 and the beginning of 2012 once the relevant approvals have been obtained.
Completion of the tender offer for Santander BanCorp (Puerto Rico) shares
The tender offer by Administración de Bancos Lationoamericanos Santander, S.L. (Ablasa), a wholly owned subsidiary of Santander, for all outstanding shares of common stock of Santander BanCorp (Puerto Rico) not owned by Ablasa was completed on July 22. The tendered shares represented 7.8% of Santander BanCorp’s outstanding shares and together with the 90.6% already held by Ablasa, it now holds 98.4% of the total shares.
Ablasa acquired the rest of the shares through an operation carried out in Puerto Rico on July 29, 2010 known as short form merger, under which the shares that were not tendered were cancelled and these shareholders received in return the same offer price of $12.69 paid in the tender offer, without interest and less any required withholding tax.
The total cost of the operation was around $56 million.
Once the short form merger was completed, Santander BanCorp became a wholly owned subsidiary of Banco Santander. Its shares have ceased to be traded on the New York Stock Exchange and on Latibex.
          Financial Report          January — September 2010

Significant events in the quarter	53
Agreement with Allied Irish Banks
Banco Santander agreed to acquire 70.36% of Poland’s Bank Zachodni WBK (BZ WBK) from Allied Irish Banks for around EUR 2,938 million in cash. The purchase will be carried out through a public offer for 100% of the capital(1) of BZ WBK addressed to all shareholders, in which AIB will tender its shares. Santander will also acquire AIB’s 50% share of BZ WBK Asset Management for EUR 150 million in cash.
The acquisition of AIB’s shares in BZ WBK and in BZ WBK Asset Management will generate for Santander some EUR 2,000 million of goodwill.
The operation is expected to be completed in 2011 after the relevant regulatory authorisations and the approval of AIB shareholders.
Agreement with Qatar Holding
Banco Santander reached an agreement with Qatar Holding by which the latter will subscribe a bond issue amounting to $ 2,719 million, mandatorily exchangeable for existing or for new shares of Banco Santander Brazil (2), at the choice of Banco Santander.
This transaction represents 5% of the share capital of Banco Santander Brazil. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be 23.75 reales per share and the bonds will pay an annual coupon of 6.75% in dollars.
This investment represents the incorporation of Qatar Holdings as strategic partner of Grupo Santander in Brazil and in the rest of Latin America.
This transaction will allow Banco Santander to advance in its commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014. The transaction is subject to the appropriate documentation customary in this type of issuances.
Dividends
The AGM in June approved a scrip dividend scheme (Santander Dividendo Elección) for the November 2010 dividend, following the success of this scheme in 2009. This scheme offers shareholders the opportunity to choose whether to continue to receive a cash amount or receive newly issued Santander shares equivalent to the amount of the second interim dividend for the year. Furthermore, depending on the level of demand and the market conditions, this option could also be offered for the third interim dividend (February 2011). The first and fourth dividends are paid in cash.
On August 1, the first dividend on account of the earnings for the 2010 financial year for a gross amount per share of EUR 0.135234 was paid, the same amount as for the equivalent dividend in 2009.
In accordance with the scrip dividend scheme, for the second interim dividend, shareholders could sell the allotment rights to the Bank at a fixed cash amount (EUR 0.119 gross per right), to the stock market between October 15 and 29 at the market price or hold them and receive new shares in the proportion of one new share for every 78 allotment rights. In the last two cases there is no withholding tax(3). In order to tend to shareholders who choose this option, a capital increase with bonus shares for a maximum of EUR 52,823,133 representing 105,646,266 shares will be carried out.
On November 3, shareholders are due to receive the amount in cash corresponding to them if they opted to sell their rights to the Bank and on November 8 those who chose to receive new shares will receive them.

(1)
The acquisition of Bank Zachodni WBK will be carried out through a public offer of shares under the applicable Polish regulations, which Banco Santander will announce as soon as possible. The information contain herewith does not constitute the formal announcement of the tender offer, which will only be announced once the required notification has been given to the Polish Financial Services Commission and to the Warsaw Stock Exchange, and does not constitute any offer to acquire or an invitation to subscribe for the sale of the shares in BZ WBK.

(2)
Neither the bonds nor the units of Banco Santander Brazil which can be issued in the event that the bonds are converted have been or will be registered under the amended text of the US Securities Act of 1933 (the “Securities Act”), nor in any authority regulating securities of any state or other jurisdiction in the US, and, therefore, cannot be offered, sold or delivered in the US except in accordance with a declaration of registry under the Securities Act or an exemption from it, or through an operation not subject to the registry requirements of the Securities Act and in accordance with any state law on securities that is applicable.

(3)	The options, periods and procedures indicated can present special features for owners of Santander shares in various foreign stock markets where the Bank is listed.
January — September 2010          Financial Report

54	Corporate Social Responsibility
Corporate Social Responsibility
Grupo Santander continued in the first nine months of 2009 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Presence in sustainable indices
The results of the annual review of the Dow Jones Sustainability Index (DJSI), one of the best known socially responsible investment indices, were made public. The DJSI has become an important measurement of the progress made by companies in the sphere of corporate social responsibility and is followed by a significant number of institutional investors in Europe and the US. Once again Santander not only remained among the best companies in the DJSI (in both the World Index as well as in Stoxx), but also obtained excellent scores in the three areas analysed (economic, social and environmental).
Santander Universities
Santander continued to promote new ways to support higher education, following on from the conclusions of the Second International Meeting of Universia Rectors held in Guadalajara, Mexico on May 31 and June 1 in which more than 1,000 rectors from 34 countries participated. The conclusions will serve as a basis for preparing the agenda of the Summit of Heads of Latin American States, to be held in Argentina at the end of 2010, whose main theme will be education.
Emilio Botín, Chairman of Santander, held a meeting at the National University of Singapore, and signed an agreement to promote the international mobility of universities and exchange of teachers. Of note among the various proposals was an exchange programme of an Asian university with the universities of Boston, Yale, Brown and the University of California, Los Angeles (UCLA). Cooperation with the National University of Singapore will also enable links with Latin American academic institutions to be strengthened.
To mark the beginning of the new academic year in the autumn, Santander UK launched a new current account for university students in the UK. It is a current account which is interest free for overdrafts and also provides free insurance for mobile phones, electronic equipment and laptops. The launch of this new initiative was reinforced by Lewis Hamilton and Jenson Button, UK Formula 1 champions, lending their names to it.
Social and cultural actions
All countries and divisions of Banco Santander carry out social actions, many of them in their local sphere. The Americas division supported for the fourth year running young people at risk of being excluded from society, through the programme to promote youth employment in Latin America (PREJAL). This programme provides job opportunities for more than 7,400 young people. Since 2006, Santander has been part of the group of companies and foundations which, in coordination with the Spanish Confederation of Business Organisations (CEOE), supports this programme.
The Isban España team received an award for being one of the companies that has cooperated the most with the Down Syndrome Foundation in the last few years. This foundation recognises every year those companies, volunteers and professionals who cooperate the most. The foundation’s chairman, at the prize giving ceremony, highlighted the dedication and commitment of Isban’s employees with the foundation.
The environment
More than 450 Banco Santander employees in Mexico responded to the Bank’s call to help reforestate a zone of Villa del Carbón in the northern part of Mexico City. A group of volunteers, together with members of their families, planted more than 3,000 trees.
Santander Totta participated in Greenfest, the main sustainability forum in Portugal, which helps to disseminate the best business practices in this sphere and offers those who attend the opportunity to learn from various experiences. The bank invited employees and their children to take part in a photo competition related to the environment.
Prizes and Publications
Santander received several prizes from Euromoney as the best bank in Latin America; the best bank in the UK for the third year running; the best bank in Spain (for the eighth time in the last nine years); the best in Portugal (for the 11th straight year; in Mexico and Chile (won 10 times) and in Argentina and Uruguay. Santander was also named the best bank in project finance in Latin America.
          Financial Report          January — September 2010

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain) www.santander.com

Key consolidated data

			Variation
	9M ’10	9M ’09	Amount	%	2009
Balance sheet (million euros)
Total assets	1,235,712	1,082,370	153,342	14.2	1,110,529
Net customer loans	715,642	670,059	45,582	6.8	682,551
Customer funds under management	984,195	866,879	117,316	13.5	900,057
Shareholders’ equity	73,753	70,533	3,221	4.6	70,006
Total managed funds	1,375,136	1,211,142	163,994	13.5	1,245,420

Income statement (million euros)
Net interest income	21,896	19,478	2,417	12.4	26,299
Gross income	31,436	29,371	2,065	7.0	39,381
Net operating income	17,938	17,232	706	4.1	22,960
Profit from continuing operations	6,817	6,995	(178)	(2.5)	9,427
Attributable profit to the Group (1)	6,080	6,740	(660)	(9.8)	8,943

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.7010	0.7907	(0.0896)	(11.3)	1.0454
Diluted EPS (euro)	0.6949	0.7875	(0.0925)	(11.7)	1.0382
ROE	11.75	14.01			13.90
ROA	0.77	0.86			0.86
RoRWA	1.55	1.74			1.74
Efficiency ratio (with amortisations)	42.9	41.3			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.5	7.7			8.6
Tier I	9.7	9.2			10.1
BIS ratio	13.0	13.6			14.2
NPL ratio	3.42	3.03			3.24
NPL coverage	75	73			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	9.317	11.000	(1.683)	(15.3)	11.550
Market capitalisation (million euros)	76,668	89,712	(13,044)	(14.5)	95,043
Book value (euro)	8.49	8.20			8.04
Price / Book value (X)	1.10	1.34			1.44
P/E ratio (X)	9.97	10.43			11.05

Other data
Number of shareholders	3,146,531	3,079,125	67,406	2.2	3,062,633
Number of employees	176,471	170,156	6,315	3.7	169,460
Continental Europe	54,551	50,041	4,510	9.0	49,870
o/w: Spain	33,536	33,658	(122)	(0.4)	33,262
United Kingdom	23,109	23,046	63	0.3	22,949
Latin America	87,765	86,267	1,498	1.7	85,974
Sovereign	8,539	9,082	(543)	(6.0)	8,847
Corporate Activities	2,507	1,720	787	45.8	1,820
Number of branches	13,907	13,696	211	1.5	13,660
Continental Europe	6,075	5,888	187	3.2	5,871
o/w: Spain	4,856	4,877	(21)	(0.4)	4,865
United Kingdom	1,328	1,331	(3)	(0.2)	1,322
Latin America	5,784	5,754	30	0.5	5,745
Sovereign	720	723	(3)	(0.4)	722

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 25 2010, following a favourable report from the Audit and Compliance Committee on October, 20 2010. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 6,552 million (-2.8%) and EPS EUR 0.7555 (-4.5%).

Income statement
Million euros

			Variation
	9M ’10	9M ’09	Amount	%

Net interest income	21,896	19,478	2,417	12.4

Dividends	251	335	(84)	(25.1)
Income from equity-accounted method	13	(2)	15	—
Net fees	7,290	6,828	461	6.8
Gains (losses) on financial transactions	1,890	2,617	(727)	(27.8)
Other operating income/expenses	97	115	(18)	(15.6)

Gross income	31,436	29,371	2,065	7.0

Operating expenses	(13,498)	(12,139)	(1,359)	11.2
General administrative expenses	(12,088)	(10,948)	(1,141)	10.4
Personnel	(6,908)	(6,260)	(648)	10.4
Other general administrative expenses	(5,180)	(4,688)	(493)	10.5
Depreciation and amortisation	(1,409)	(1,192)	(218)	18.3

Net operating income	17,938	17,232	706	4.1

Net loan-loss provisions	(7,854)	(7,200)	(655)	9.1
Impairment losses on other assets	(161)	(307)	146	(47.6)
Other income	(1,057)	(929)	(128)	13.8

Profit before taxes (w/o capital gains)	8,866	8,796	70	0.8

Tax on profit	(2,049)	(1,801)	(248)	13.8

Profit from continuing operations (w/o capital gains)	6,817	6,995	(178)	(2.5)

Net profit from discontinued operations	(17)	53	(70)	—

Consolidated profit (w/o capital gains)	6,800	7,049	(248)	(3.5)

Minority interests	720	309	411	133.3

Attributable profit to the Group (w/o capital gains)	6,080	6,740	(660)	(9.8)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group (1)	6,080	6,740	(660)	(9.8)

EPS (euros) (1)	0.7010	0.7907	(0.0896)	(11.3)

Diluted EPS (euros)	0.6949	0.7875	(0.0925)	(11.7)

Pro memoria:
Average total assets	1,180,196	1,098,907	81,289	7.4
Average shareholders’ equity	68,990	64,169	4,822	7.5

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 6,552 million (-2.8%) and EPS EUR 0.7555 (-4.5%).

Quarterly
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10

Net interest income	6,039	6,617	6,822	6,820	7,122	7,378	7,396

Dividends	87	153	94	102	47	144	60
Income from equity-accounted method	(13)	10	1	2	3	5	5
Net fees	2,164	2,374	2,291	2,252	2,326	2,483	2,481
Gains (losses) on financial transactions	862	977	777	806	724	567	599
Other operating income/expenses	80	16	19	29	38	38	22

Gross income	9,221	10,147	10,004	10,010	10,260	10,614	10,563

Operating expenses	(3,967)	(4,087)	(4,086)	(4,282)	(4,263)	(4,548)	(4,687)
General administrative expenses	(3,587)	(3,681)	(3,679)	(3,877)	(3,812)	(4,070)	(4,206)
Personnel	(2,059)	(2,106)	(2,095)	(2,190)	(2,182)	(2,317)	(2,408)
Other general administrative expenses	(1,529)	(1,575)	(1,583)	(1,687)	(1,629)	(1,753)	(1,798)
Depreciation and amortisation	(379)	(405)	(407)	(405)	(451)	(478)	(481)

Net operating income	5,254	6,060	5,918	5,728	5,997	6,066	5,876

Net loan-loss provisions	(2,209)	(2,417)	(2,574)	(2,284)	(2,436)	(2,483)	(2,935)
Impairment losses on other assets	(25)	(241)	(42)	(94)	(57)	(63)	(41)
Other income	(278)	(232)	(418)	(382)	(331)	(362)	(364)

Profit before taxes (w/o capital gains)	2,742	3,171	2,883	2,967	3,173	3,158	2,535

Tax on profit	(614)	(629)	(559)	(535)	(734)	(680)	(634)

Profit from continuing operations (w/o capital gains)	2,128	2,542	2,325	2,432	2,439	2,477	1,901

Net profit from discontinued operations	67	(6)	(7)	(23)	(12)	(1)	(4)

Consolidated profit (w/o capital gains)	2,195	2,536	2,318	2,409	2,427	2,476	1,897

Minority interests	99	113	97	207	212	246	262

Attributable profit to the Group (w/o capital gains)	2,096	2,423	2,221	2,202	2,215	2,230	1,635

Net extraordinary capital gains and allowances*	—	—	—	—	—	—	—

Attributable profit to the Group (1)	2,096	2,423	2,221	2,202	2,215	2,230	1,635

EPS (euros) (1)	0.2472	0.2846	0.2588	0.2547	0.2553	0.2574	0.1884

Diluted EPS (euros)	0.2460	0.2831	0.2584	0.2508	0.2537	0.2558	0.1854

(*).-	Including extraordinary capital gains and extraordinary allowances for the same amount are included, and thus the net amount is zero.

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 2,107 million and EPS EUR 0.2429.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’10	9M ’09	30.09.10	31.12.09	30.09.09

US$	1.3113	1.3638	1.3648	1.4406	1.4643
Pound sterling	0.8563	0.8856	0.8600	0.8881	0.9093
Brazilian real	2.3347	2.8262	2.3201	2.5113	2.6050
New Mexican peso	16.6655	18.6104	17.1258	18.9223	19.7454
Chilean peso	682.2170	779.1439	661.3138	730.7444	801.7775
Argentine peso	5.1068	5.0380	5.4073	5.4761	5.6280

Net fees
Million euros

			Variation
	9M ’10	9M ’09	Amount	%

Commissions from services	4,205	3,957	248	6.3
Mutual & pension funds	951	888	63	7.1
Securities services	587	588	(1)	(0.1)
Insurance	1,546	1,395	151	10.9

Net fees	7,290	6,828	461	6.8

Operating expenses
Million euros

			Variation
	9M ’10	9M ’09	Amount	%

Personnel expenses	6,908	6,260	648	10.4
General expenses	5,180	4,688	493	10.5
Information technology	633	572	61	10.7
Communications	491	475	16	3.3
Advertising	467	431	36	8.3
Buildings and premises	1,162	1,048	114	10.9
Printed and office material	140	137	3	2.0
Taxes (other than profit tax)	269	232	36	15.6
Other expenses	2,018	1,792	226	12.6

Personnel and general expenses	12,088	10,948	1,141	10.4

Depreciation and amortisation	1,409	1,192	218	18.3

Total operating expenses	13,498	12,139	1,359	11.2

Net loan-loss provisions
Million euros

			Variation
	9M ’10	9M ’09	Amount	%

Non performing loans	8,700	8,005	696	8.7
Country-risk	(2)	(140)	138	(98.5)
Recovery of written-off assets	(844)	(665)	(179)	26.8

Total	7,854	7,200	655	9.1

Balance sheet
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09
Assets
Cash on hand and deposits at central banks	69,183	25,316	43,867	173.3	34,889
Trading portfolio	180,566	132,905	47,661	35.9	135,054
Debt securities	58,085	48,212	9,873	20.5	49,921
Customer loans	612	4,528	(3,916)	(86.5)	10,076
Equities	7,746	7,914	(168)	(2.1)	9,248
Trading derivatives	93,855	66,893	26,962	40.3	59,856
Deposits from credit institutions	20,267	5,358	14,910	278.3	5,953
Other financial assets at fair value	41,611	38,742	2,870	7.4	37,814
Customer loans	9,446	12,100	(2,654)	(21.9)	8,329
Other (deposits at credit institutions, debt securities and equities)	32,166	26,642	5,524	20.7	29,485
Available-for-sale financial assets	83,191	83,085	107	0.1	86,621
Debt securities	76,477	75,125	1,352	1.8	79,289
Equities	6,714	7,959	(1,245)	(15.6)	7,331
Loans	773,021	719,676	53,344	7.4	736,746
Deposits at credit institutions	58,045	49,114	8,931	18.2	57,641
Customer loans	705,584	653,431	52,153	8.0	664,146
Debt securities	9,392	17,132	(7,740)	(45.2)	14,959
Investments	283	156	127	81.7	164
Intangible assets and property and equipment	12,969	11,147	1,822	16.3	11,774
Goodwill	23,928	23,474	454	1.9	22,865
Other	50,959	47,869	3,090	6.5	44,602

Total assets	1,235,712	1,082,370	153,342	14.2	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	157,895	114,240	43,655	38.2	115,516
Customer deposits	5,567	4,793	774	16.2	4,658
Marketable debt securities	380	1,408	(1,028)	(73.0)	586
Trading derivatives	94,292	65,046	29,246	45.0	58,713
Other	57,656	42,993	14,663	34.1	51,559
Other financial liabilities at fair value	48,942	32,750	16,193	49.4	42,371
Customer deposits	29,074	7,841	21,233	270.8	14,636
Marketable debt securities	7,918	3,249	4,669	143.7	4,887
Due to central banks and credit institutions	11,951	21,661	(9,710)	(44.8)	22,848
Financial liabilities at amortized cost	902,505	802,056	100,449	12.5	823,403
Due to central banks and credit institutions	82,468	77,643	4,824	6.2	73,126
Customer deposits	566,653	458,630	108,023	23.6	487,681
Marketable debt securities	200,138	208,909	(8,772)	(4.2)	206,490
Subordinated debt	32,287	37,752	(5,464)	(14.5)	36,805
Other financial liabilities	20,959	19,122	1,838	9.6	19,300
Insurance liabilities	6,527	22,325	(15,797)	(70.8)	16,916
Provisions	16,756	18,137	(1,381)	(7.6)	17,533
Other liability accounts	26,827	23,278	3,550	15.2	20,919

Total liabilities	1,159,453	1,012,784	146,669	14.5	1,036,659

Shareholders’ equity	73,753	70,533	3,221	4.6	71,832
Capital stock	4,114	4,078	37	0.9	4,114
Reserves	64,672	60,818	3,854	6.3	61,071
Attributable profit to the Group	6,080	6,740	(660)	(9.8)	8,943
Less: dividends	(1,113)	(1,103)	(10)	0.9	(2,297)
Equity adjustments by valuation	(2,866)	(3,575)	708	(19.8)	(3,165)
Minority interests	5,372	2,628	2,744	104.4	5,204

Total equity	76,259	69,586	6,673	9.6	73,871

Total liabilities and equity	1,235,712	1,082,370	153,342	14.2	1,110,529

Balance sheet
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Assets
Cash on hand and deposits at central banks	36,305	46,334	25,316	34,889	48,394	61,056	69,183
Trading portfolio	157,721	140,148	132,905	135,054	146,999	162,540	180,566
Debt securities	47,401	47,738	48,212	49,921	58,256	65,521	58,085
Customer loans	6,188	3,205	4,528	10,076	1,946	1,061	612
Equities	5,883	6,940	7,914	9,248	8,761	6,707	7,746
Trading derivatives	92,491	77,767	66,893	59,856	71,637	85,357	93,855
Deposits from credit institutions	5,758	4,498	5,358	5,953	6,399	3,895	20,267
Other financial assets at fair value	31,189	34,179	38,742	37,814	34,311	34,029	41,611
Customer loans	8,886	9,186	12,100	8,329	8,369	12,201	9,446
Other (deposits at credit institutions, debt securities and equities)	22,303	24,993	26,642	29,485	25,942	21,827	32,166
Available-for-sale financial assets	60,693	72,004	83,085	86,621	87,587	85,908	83,191
Debt securities	53,970	64,383	75,125	79,289	80,189	78,360	76,477
Equities	6,722	7,621	7,959	7,331	7,398	7,547	6,714
Loans	744,848	763,628	719,676	736,746	742,569	787,512	773,021
Deposits at credit institutions	58,267	64,429	49,114	57,641	55,809	61,514	58,045
Customer loans	670,423	681,677	653,431	664,146	672,834	714,619	705,584
Debt securities	16,158	17,522	17,132	14,959	13,926	11,378	9,392
Investments	224	196	156	164	167	200	283
Intangible assets and property and equipment	11,055	11,060	11,147	11,774	12,000	12,837	12,969
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345	23,928
Other	52,610	57,718	47,869	44,602	46,732	50,597	50,959

Total assets	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024	1,235,712

Liabilities and shareholders’ equity
Trading portfolio	151,253	143,067	114,240	115,516	117,807	139,091	157,895
Customer deposits	9,144	5,742	4,793	4,658	4,116	4,081	5,567
Marketable debt securities	3,297	2,713	1,408	586	460	512	380
Trading derivatives	87,306	77,697	65,046	58,713	68,427	82,940	94,292
Other	51,507	56,916	42,993	51,559	44,804	51,557	57,656
Other financial liabilities at fair value	32,363	35,400	32,750	42,371	43,244	37,922	48,942
Customer deposits	11,251	8,771	7,841	14,636	17,316	23,691	29,074
Marketable debt securities	3,227	2,909	3,249	4,887	6,246	6,767	7,918
Deposits at credit institutions	17,885	23,720	21,661	22,848	19,682	7,464	11,951
Financial liabilities at amortized cost	811,086	831,921	802,056	823,403	850,157	911,636	902,505
Due to central banks and credit institutions	72,859	86,924	77,643	73,126	73,841	80,124	82,468
Customer deposits	456,619	469,261	458,630	487,681	515,596	567,527	566,653
Marketable debt securities	222,367	215,833	208,909	206,490	204,019	205,144	200,138
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497	32,287
Other financial liabilities	19,422	18,216	19,122	19,300	21,961	23,343	20,959
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002	6,527
Provisions	17,793	18,224	18,137	17,533	17,906	16,942	16,756
Other liability accounts	22,157	32,576	23,278	20,919	23,709	26,014	26,827

Total liabilities	1,053,501	1,081,614	1,012,784	1,036,659	1,066,728	1,141,606	1,159,453

Shareholders’ equity	66,731	68,596	70,533	71,832	71,977	73,034	73,753
Capital stock	4,078	4,078	4,078	4,114	4,114	4,114	4,114
Reserves	65,369	61,102	60,818	61,071	69,769	65,587	64,672
Attributable profit to the Group	2,096	4,519	6,740	8,943	2,215	4,445	6,080
Less: dividends	(4,812)	(1,103)	(1,103)	(2,297)	(4,122)	(1,113)	(1,113)
Equity adjustments by valuation	(7,487)	(4,433)	(3,575)	(3,165)	(1,992)	(749)	(2,866)
Minority interests	2,620	2,683	2,628	5,204	5,647	6,133	5,372

Total equity	61,864	66,845	69,586	73,871	75,632	78,418	76,259

Total liabilities and equity	1,115,365	1,148,460	1,082,370	1,110,529	1,142,360	1,220,024	1,235,712

Customer loans
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09

Public sector	12,054	9,118	2,936	32.2	9,803
Other residents	217,421	224,904	(7,484)	(3.3)	222,355
Commercial bills	10,203	9,884	319	3.2	11,134
Secured loans	128,360	124,104	4,256	3.4	125,397
Other loans	78,858	90,917	(12,058)	(13.3)	85,824
Non-resident sector	505,753	452,200	53,553	11.8	468,267
Secured loans	307,683	274,599	33,084	12.0	286,381
Other loans	198,070	177,601	20,469	11.5	181,886

Gross customer loans	735,227	686,223	49,005	7.1	700,424

Loan-loss allowances	19,586	16,163	3,422	21.2	17,873

Net customer loans	715,642	670,059	45,582	6.8	682,551

Pro memoria: Doubtful loans	26,659	22,349	4,309	19.3	24,027
Public sector	33	40	(8)	(19.2)	18
Other residents	11,232	8,986	2,246	25.0	9,898
Non-resident sector	15,394	13,323	2,071	15.5	14,111

Customer loans
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Public sector	7,514	9,665	9,118	9,803	10,372	11,863	12,054
Other residents	231,211	228,776	224,904	222,355	220,327	224,195	217,421
Commercial bills	11,390	10,622	9,884	11,134	9,918	10,193	10,203
Secured loans	124,421	123,471	124,104	125,397	127,747	129,348	128,360
Other loans	95,400	94,684	90,917	85,824	82,663	84,654	78,858
Non-resident sector	461,581	470,816	452,200	468,267	470,620	510,688	505,753
Secured loans	270,826	285,771	274,599	286,381	292,133	319,425	307,683
Other loans	190,754	185,045	177,601	181,886	178,487	191,263	198,070

Gross customer loans	700,306	709,257	686,223	700,424	701,319	746,746	735,227

Loan-loss allowances	14,809	15,189	16,163	17,873	18,170	18,864	19,586

Net customer loans	685,497	694,068	670,059	682,551	683,149	727,882	715,642

Pro memoria: Doubtful loans	18,683	21,504	22,349	24,027	25,059	26,745	26,659
Public sector	15	14	40	18	21	42	33
Other residents	7,748	8,407	8,986	9,898	10,367	10,833	11,232
Non-resident sector	10,921	13,083	13,323	14,111	14,671	15,871	15,394

Credit risk management *
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09

Non-performing loans	27,195	22,666	4,528	20.0	24,554
NPL ratio (%)	3.42	3.03	0.39 p.		3.24
Loan-loss allowances	20,490	16,619	3,871	23.3	18,497
Specific	14,008	10,550	3,458	32.8	11,770
Generic	6,482	6,069	413	6.8	6,727
NPL coverage (%)	75	73	2 p.		75
Credit cost (%) **	1.65	1.56	0.09 p.		1.57

Ordinary non-performing and doubtful loans ***	17,028	16,009	1,019	6.4	17,641
NPL ratio (%) ***	2.17	2.16	0.01 p.		2.35
NPL coverage (%) ***	120	104	17 p.		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Non-performing loans	18,968	21,752	22,666	24,554	25,512	27,325	27,195
NPL ratio (%)	2.49	2.82	3.03	3.24	3.34	3.37	3.42
Loan-loss allowances	15,166	15,727	16,619	18,497	18,898	19,911	20,490
Specific	8,905	9,564	10,550	11,770	12,219	13,232	14,008
Generic	6,261	6,163	6,069	6,727	6,679	6,679	6,482
NPL coverage (%)	80	72	73	75	74	73	75
Credit cost (%) **	1.34	1.45	1.56	1.57	1.58	1.60	1.65

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10

Balance at beginning of period	14,191	18,968	21,752	22,666	24,554	25,512	27,325
Net additions	5,290	4,877	4,170	3,897	3,423	3,389	2,895
Increase in scope of consolidation	1,033	—	—	—	—	—	254
Exchange differences	211	370	(302)	610	420	1,307	(1,060)
Write-offs	(1,758)	(2,463)	(2,954)	(2,620)	(2,885)	(2,884)	(2,219)

Balance at period-end	18,968	21,752	22,666	24,554	25,512	27,325	27,195

Customer funds under management
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09

Public sector	11,935	14,917	(2,982)	(20.0)	13,293
Other residents	157,895	116,180	41,715	35.9	126,189
Demand deposits	66,505	57,689	8,815	15.3	61,000
Time deposits	81,300	43,842	37,458	85.4	49,177
REPOs	10,090	14,649	(4,559)	(31.1)	16,012
Non-resident sector	431,463	340,165	91,298	26.8	367,495
Demand deposits	206,923	181,906	25,016	13.8	195,823
Time deposits	190,920	137,136	53,784	39.2	148,485
REPOs	27,303	16,556	10,747	64.9	18,403
Public Sector	6,317	4,567	1,751	38.3	4,784

Customer deposits	601,293	471,263	130,030	27.6	506,976

Debt securities	208,435	213,566	(5,131)	(2.4)	211,963
Subordinated debt	32,287	37,752	(5,464)	(14.5)	36,805

On-balance-sheet customer funds	842,016	722,581	119,435	16.5	755,744

Mutual funds	107,833	100,265	7,568	7.5	105,216
Pension funds	10,865	11,081	(216)	(2.0)	11,310
Managed portfolios	20,726	17,426	3,300	18.9	18,364
Savings-insurance policies	2,755	15,526	(12,771)	(82.3)	9,422

Other customer funds under management	142,179	144,298	(2,119)	(1.5)	144,313

Customer funds under management	984,195	866,879	117,316	13.5	900,057

Mutual funds
Million euros

			Variation
	30.09.10	30.09.09	Amount	%

Spain	38,257	40,646	(2,389)	(5.9)
Portugal	3,496	3,825	(329)	(8.6)
United Kingdom	13,704	9,821	3,883	39.5
Latin America	52,377	45,973	6,403	13.9

Total	107,833	100,265	7,568	7.5

Pension funds
Million euros

			Variation
	30.09.10	30.09.09	Amount	%

Spain	9,551	9,753	(202)	(2.1)
Portugal	1,314	1,328	(14)	(1.1)

Total	10,865	11,081	(216)	(2.0)

Customer funds under management
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Public sector	17,080	14,089	14,917	13,293	16,438	10,988	11,935
Other residents	119,755	118,401	116,180	126,189	130,262	158,277	157,895
Demand deposits	52,918	55,873	57,689	61,000	62,678	67,025	66,505
Time deposits	48,374	44,748	43,842	49,177	53,398	77,141	81,300
REPOs	18,463	17,781	14,649	16,012	14,185	14,111	10,090
Non-resident sector	340,180	351,284	340,165	367,495	390,329	426,034	431,463
Demand deposits	178,147	188,329	181,906	195,823	202,484	216,787	206,923
Time deposits	132,412	137,586	137,136	148,485	162,273	173,737	190,920
REPOs	23,338	17,201	16,556	18,403	21,738	27,734	27,303
Public Sector	6,282	8,167	4,567	4,784	3,833	7,776	6,317

Customer deposits	477,015	483,774	471,263	506,976	537,028	595,300	601,293

Debt securities	228,891	221,454	213,566	211,963	210,725	212,424	208,435
Subordinated debt	39,818	41,687	37,752	36,805	34,740	35,497	32,287

On-balance-sheet customer funds	745,724	746,916	722,581	755,744	782,493	843,220	842,016

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668	107,833
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539	20,726
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685	2,755

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554	142,179

Customer funds under management	874,989	884,425	866,879	900,057	931,699	993,774	984,195

Mutual funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Spain	41,042	40,619	40,646	40,616	40,271	38,395	38,257
Portugal	2,748	3,271	3,825	3,982	4,158	3,524	3,496
United Kingdom	7,461	9,060	9,821	10,937	11,923	13,203	13,704
Latin America	37,865	41,681	45,973	49,681	54,446	58,546	52,377

Total	89,116	94,630	100,265	105,216	110,797	113,668	107,833

Pension funds
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Spain	9,273	9,412	9,753	9,912	9,826	9,425	9,551
Portugal	1,294	1,294	1,328	1,398	1,389	1,237	1,314

Total	10,567	10,706	11,081	11,310	11,215	10,662	10,865

Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09

Capital stock	4,114	4,078	37	0.9	4,114
Additional paid-in surplus	29,305	29,309	(4)	(0.0)	29,305
Reserves	35,554	31,868	3,685	11.6	31,796
Treasury stock	(187)	(360)	172	(47.9)	(30)

Shareholders’ equity (before profit and dividends)	68,786	64,895	3,891	6.0	65,186

Attributable profit	6,080	6,740	(660)	(9.8)	8,943
Interim dividend distributed	(1,113)	(1,103)	(10)	0.9	(1,285)
Interim dividend not distributed	—	—	—	—	(2,837)

Shareholders’ equity (after retained profit)	73,753	70,533	3,221	4.6	70,006

Valuation adjustments	(2,866)	(3,575)	708	(19.8)	(3,165)
Minority interests	5,372	2,628	2,744	104.4	5,204

Total equity (after retained profit)	76,259	69,586	6,673	9.6	72,045

Preferred shares and securities in subordinated debt	7,177	7,668	(491)	(6.4)	7,745

Total equity and capital with the nature of financial liabilities	83,436	77,254	6,182	8.0	79,791

Computable capital and BIS II ratio
Million euros

			Variation
	30.09.10	30.09.09	Amount	%	31.12.09

Core capital	50,307	42,387	7,920	18.7	48,366
Basic capital	57,718	50,568	7,150	14.1	56,615
Supplementary capital	21,468	26,041	(4,573)	(17.6)	24,309
Deductions	(2,118)	(1,872)	(246)	13.2	(1,221)

Computable capital	77,067	74,737	2,330	3.1	79,704

Risk-weighted assets	593,693	549,647	44,046	8.0	561,684

BIS II ratio	13.0	13.6	(0.6 p. )		14.2

Tier I (before deductions)	9.7	9.2	0.5 p.		10.1

Core capital	8.5	7.7	0.8 p.		8.6

Shareholders’ equity surplus (BIS II ratio)	29,572	30,765	(1,194)	(3.9)	34,769

Recorded profit and loss statement
Million euros

	9M ’10	9M ’09

Net consolidated profit	6,800	7,081

Other recroded revenues/expenses	881	4,791

Available-for-sale financial assets	(1,211)	1,165
Cash flow hedges	(63)	185
Hedges of net investments in businesses abroad	(1,632)	(613)
Exchange rates differences	3,204	3,877
Other revenues/expenses	0	112
Recorded in minority interests	582	66

Total recorded revenues/expenses	7,681	11,872

Attributale to the Parent Bank	6,379	11,495
Attributale to the minority interests	1,302	377

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’10	9M ’09	Amount	%	9M ’10	9M ’09	Amount	%
Income statement (million euros)
Continental Europe	7,603	7,994	(391)	(4.9)	3,175	3,974	(798)	(20.1)

o/w: Santander Branch Network	2,211	2,486	(275)	(11.1)	995	1,535	(540)	(35.2)
Banesto	1,064	1,172	(108)	(9.2)	413	597	(184)	(30.9)
Santander Consumer Finance	2,501	2,263	239	10.5	601	476	125	26.3
Portugal	518	555	(36)	(6.5)	368	412	(45)	(10.8)

United Kingdom	2,741	2,447	294	12.0	1,533	1,314	218	16.6

Latin America	9,494	8,181	1,312	16.0	3,482	2,798	684	24.5

o/w: Brazil	6,637	5,333	1,304	24.4	2,079	1,589	490	30.8
Mexico	1,140	1,227	(86)	(7.0)	479	352	127	36.2
Chile	986	895	91	10.1	491	391	101	25.8

Sovereign	891	393	499	127.1	293	(29)	321	—

Operating areas	20,729	19,014	1,715	9.0	8,483	8,057	426	5.3

Corporate Activities	(2,791)	(1,782)	(1,009)	56.6	(2,403)	(1,317)	(1,086)	82.4

Total Group	17,938	17,232	706	4.1	6,080	6,740	(660)	(9.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	9M ’10	9M ’09	9M ’10	9M ’09	30.09.10	30.09.09	30.09.10	30.09.09
Ratios (%)
Continental Europe	37.5	35.4	15.39	19.73	4.00	3.41	77	71

o/w: Santander Branch Network *	41.2	38.6	18.47	26.94	4.90	3.86	55	52
Banesto	42.0	39.8	12.37	18.57	3.83	2.62	60	70
Santander Consumer Finance	27.0	26.7	10.35	9.32	5.13	5.46	122	92
Portugal	43.6	42.2	21.35	25.60	2.43	2.04	69	68

United Kingdom	38.8	40.7	25.48	29.97	1.76	1.65	42	48

Latin America	38.2	37.0	21.89	23.72	4.15	4.20	103	103

o/w: Brazil	37.1	36.8	22.29	27.00	4.97	5.09	98	95
Mexico	37.4	32.8	19.49	17.12	2.20	2.45	199	221
Chile	35.4	33.1	29.10	29.45	3.58	3.38	94	94

Sovereign	43.9	62.8	13.89	—	4.80	4.82	72	68

Operating areas	38.3	37.8	18.99	21.61	3.39	3.06	77	74

Total Group	42.9	41.3	11.75	14.01	3.42	3.03	75	73

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2010 stood at 3.79% (2.82% in September 2009) and NPL coverage was 61% (63% in September 2009).

	Employees		Branches
	30.09.10	30.09.09	30.09.10	30.09.09
Operating means
Continental Europe	54,551	50,041	6,075	5,888

o/w: Santander Branch Network	18,809	19,303	2,931	2,933
Banesto	9,745	9,904	1,767	1,784
Santander Consumer Finance	13,947	9,023	523	307
Portugal	6,218	6,333	762	773

United Kingdom	23,109	23,046	1,328	1,331

Latin America	87,765	86,267	5,784	5,754

o/w: Brazil	52,296	50,697	3,623	3,609
Mexico	12,435	12,869	1,093	1,087
Chile	11,629	11,920	500	502

Sovereign	8,539	9,082	720	723

Operating areas	173,964	168,436	13,907	13,696

Corporate Activities	2,507	1,720

Total Group	176,471	170,156	13,907	13,696

Operating areas
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	23,940	21,183	2,756	13.0

Net fees	7,322	6,828	494	7.2
Gains (losses) on financial transactions	2,116	2,215	(99)	(4.5)
Other operating income*	221	327	(107)	(32.7)

Gross income	33,598	30,554	3,044	10.0

Operating expenses	(12,869)	(11,540)	(1,329)	11.5
General administrative expenses	(11,562)	(10,447)	(1,114)	10.7
Personnel	(6,702)	(6,033)	(669)	11.1
Other general administrative expenses	(4,859)	(4,414)	(446)	10.1
Depreciation and amortisation	(1,307)	(1,092)	(215)	19.7

Net operating income	20,729	19,014	1,715	9.0

Net loan-loss provisions	(7,767)	(7,173)	(594)	8.3
Other income	(786)	(681)	(106)	15.5

Profit before taxes	12,176	11,161	1,015	9.1

Tax on profit	(2,967)	(2,839)	(128)	4.5

Profit from continuing operations	9,209	8,322	887	10.7

Net profit from discontinued operations	(7)	57	(63)	—

Consolidated profit	9,202	8,378	824	9.8

Minority interests	719	321	398	124.0

Attributable profit to the Group (1)	8,483	8,057	426	5.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 8,955 million (+11.1%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	713,972	668,426	45,546	6.8
Trading portfolio (w/o loans)	154,936	118,826	36,110	30.4
Available-for-sale financial assets	62,128	55,735	6,392	11.5
Due from credit institutions**	166,204	127,489	38,714	30.4
Intangible assets and property and equipment	11,272	9,818	1,455	14.8
Other assets	119,012	83,099	35,913	43.2

Total assets/liabilities & shareholders’ equity	1,227,524	1,063,394	164,130	15.4

Customer deposits**	586,798	470,182	116,616	24.8
Marketable debt securities**	134,039	127,534	6,505	5.1
Subordinated debt**	18,422	17,630	791	4.5
Insurance liabilities	6,527	22,325	(15,797)	(70.8)
Due to credit institutions**	205,517	196,819	8,698	4.4
Other liabilities	211,895	177,992	33,903	19.0
Shareholders’ equity***	64,324	50,911	13,413	26.3

Other customer funds under management	142,179	144,298	(2,119)	(1.5)

Mutual funds	107,833	100,265	7,568	7.5
Pension funds	10,865	11,081	(216)	(2.0)
Managed portfolios	20,726	17,426	3,300	18.9
Savings-insurance policies	2,755	15,526	(12,771)	(82.3)

Customer funds under management	881,438	759,645	121,794	16.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	18.99	21.61	(2.62 p.	)
Efficiency ratio (with amortisations)	38.3	37.8	0.5 p.
NPL ratio	3.39	3.06	0.33 p.
NPL coverage	77	74	3 p.
Number of employees (direct & indirect)	173,964	168,436	5,528		3.3
Number of branches	13,907	13,696	211		1.5

Operating areas
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	6,676	7,204	7,302	7,326	7,728	8,079	8,132

Net fees	2,151	2,375	2,302	2,257	2,328	2,493	2,501
Gains (losses) on financial transactions	749	683	783	577	779	640	697
Other operating income*	140	102	86	94	54	131	36

Gross income	9,717	10,364	10,474	10,254	10,889	11,343	11,367

Operating expenses	(3,746)	(3,876)	(3,917)	(4,072)	(4,036)	(4,355)	(4,478)
General administrative expenses	(3,402)	(3,507)	(3,538)	(3,682)	(3,623)	(3,903)	(4,035)
Personnel	(1,972)	(2,031)	(2,030)	(2,110)	(2,090)	(2,276)	(2,336)
Other general administrative expenses	(1,430)	(1,475)	(1,508)	(1,572)	(1,533)	(1,628)	(1,699)
Depreciation and amortisation	(344)	(369)	(379)	(390)	(412)	(452)	(443)

Net operating income	5,970	6,488	6,556	6,182	6,853	6,988	6,889

Net loan-loss provisions	(2,211)	(2,426)	(2,536)	(2,360)	(2,398)	(2,461)	(2,908)
Other income	(176)	(240)	(264)	(184)	(297)	(270)	(219)

Profit before taxes	3,583	3,821	3,757	3,638	4,158	4,257	3,761

Tax on profit	(965)	(915)	(959)	(918)	(1,007)	(1,055)	(906)

Profit from continuing operations	2,617	2,907	2,798	2,719	3,151	3,202	2,856

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)	(4)

Consolidated profit	2,684	2,901	2,794	2,708	3,150	3,201	2,852

Minority interests	103	112	106	200	213	246	260

Attributable profit to the Group (1)	2,581	2,789	2,688	2,508	2,937	2,955	2,592

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 3,064 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	685,236	693,092	668,426	682,245	681,956	726,706	713,972
Trading portfolio (w/o loans)	143,013	128,326	118,826	114,694	133,509	150,344	154,936
Available-for-sale financial assets	43,762	47,771	55,735	59,751	65,120	66,279	62,128
Due from credit institutions**	131,335	141,277	127,489	141,916	138,519	138,846	166,204
Intangible assets and property and equipment	9,638	9,821	9,818	10,795	10,958	11,491	11,272
Other assets	84,649	95,065	83,099	88,150	91,977	113,369	119,012

Total assets/liabilities & shareholders’ equity	1,097,633	1,115,351	1,063,394	1,097,551	1,122,039	1,207,035	1,227,524

Customer deposits**	474,267	482,553	470,182	503,761	526,831	585,608	586,798
Marketable debt securities**	130,084	128,189	127,534	128,869	130,648	137,164	134,039
Subordinated debt**	16,491	18,224	17,630	17,673	18,693	20,186	18,422
Insurance liabilities	18,849	20,427	22,325	16,916	13,905	10,002	6,527
Due to credit institutions**	193,782	209,032	196,819	208,889	193,964	200,686	205,517
Other liabilities	211,585	206,639	177,992	168,995	179,292	192,280	211,895
Shareholders’ equity***	52,576	50,287	50,911	52,448	58,705	61,110	64,324

Other customer funds under management	129,265	137,509	144,298	144,313	149,206	150,554	142,179

Mutual funds	89,116	94,630	100,265	105,216	110,797	113,668	107,833
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865
Managed portfolios	16,612	17,950	17,426	18,364	19,693	21,539	20,726
Savings-insurance policies	12,970	14,223	15,526	9,422	7,501	4,685	2,755

Customer funds under management	750,106	766,475	759,645	794,615	825,378	893,512	881,438

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.45	2.80	3.06	3.21	3.32	3.35	3.39
NPL coverage	81	74	74	76	75	74	77

Continental Europe
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	8,365	8,710	(345)	(4.0)

Net fees	2,834	2,917	(83)	(2.8)
Gains (losses) on financial transactions	674	499	175	35.1
Other operating income*	291	256	36	14.0

Gross income	12,165	12,382	(217)	(1.7)

Operating expenses	(4,562)	(4,388)	(174)	4.0
General administrative expenses	(4,101)	(3,970)	(131)	3.3
Personnel	(2,561)	(2,479)	(82)	3.3
Other general administrative expenses	(1,541)	(1,491)	(50)	3.3
Depreciation and amortisation	(460)	(418)	(43)	10.2

Net operating income	7,603	7,994	(391)	(4.9)

Net loan-loss provisions	(3,147)	(2,377)	(770)	32.4
Other income	(76)	(98)	22	(22.5)

Profit before taxes	4,379	5,518	(1,139)	(20.6)

Tax on profit	(1,119)	(1,435)	315	(22.0)

Profit from continuing operations	3,260	4,083	(823)	(20.2)

Net profit from discontinued operations	(7)	(33)	26	(80.0)

Consolidated profit	3,254	4,051	(797)	(19.7)

Minority interests	78	77	1	1.4

Attributable profit to the Group (1)	3,175	3,974	(798)	(20.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 3,647 million (-8.2%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	329,763	324,563	5,200	1.6
Trading portfolio (w/o loans)	68,228	51,655	16,573	32.1
Available-for-sale financial assets	25,064	19,205	5,860	30.5
Due from credit institutions**	104,781	74,737	30,043	40.2
Intangible assets and property and equipment	5,016	4,588	428	9.3
Other assets	20,916	24,022	(3,106)	(12.9)

Total assets/liabilities & shareholders’ equity	553,768	498,770	54,998	11.0

Customer deposits**	247,514	174,208	73,306	42.1
Marketable debt securities**	49,405	53,398	(3,993)	(7.5)
Subordinated debt**	2,009	2,026	(17)	(0.8)
Insurance liabilities	3,585	16,646	(13,061)	(78.5)
Due to credit institutions**	105,518	112,193	(6,675)	(5.9)
Other liabilities	118,194	113,482	4,712	4.2
Shareholders’ equity***	27,543	26,817	726	2.7

Other customer funds under management	60,583	75,607	(15,024)	(19.9)

Mutual funds	41,753	44,471	(2,718)	(6.1)
Pension funds	10,865	11,081	(216)	(2.0)
Managed portfolios	5,434	4,995	438	8.8
Savings-insurance policies	2,532	15,061	(12,528)	(83.2)

Customer funds under management	359,512	305,239	54,273	17.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	15.39	19.73	(4.34 p.	)
Efficiency ratio (with amortisations)	37.5	35.4	2.1 p.
NPL ratio	4.00	3.41	0.59 p.
NPL coverage	77	71	6 p.
Number of employees (direct & indirect)	54,551	50,041	4,510		9.0
Number of branches	6,075	5,888	187		3.2

Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,902	2,932	2,875	2,747	2,855	2,758	2,752

Net fees	955	1,039	922	870	959	947	928
Gains (losses) on financial transactions	121	164	215	110	310	227	137
Other operating income*	92	105	58	108	61	144	86

Gross income	4,071	4,240	4,071	3,835	4,186	4,076	3,903

Operating expenses	(1,466)	(1,472)	(1,450)	(1,516)	(1,487)	(1,510)	(1,565)
General administrative expenses	(1,327)	(1,332)	(1,311)	(1,365)	(1,340)	(1,350)	(1,411)
Personnel	(835)	(828)	(816)	(827)	(832)	(851)	(877)
Other general administrative expenses	(492)	(504)	(495)	(538)	(507)	(499)	(534)
Depreciation and amortisation	(139)	(140)	(139)	(152)	(148)	(160)	(153)

Net operating income	2,605	2,769	2,620	2,319	2,699	2,565	2,338

Net loan-loss provisions	(773)	(821)	(783)	(734)	(765)	(853)	(1,530)
Other income	(6)	(18)	(75)	(53)	(26)	(63)	13

Profit before taxes	1,825	1,930	1,763	1,532	1,908	1,649	822

Tax on profit	(480)	(489)	(466)	(447)	(511)	(434)	(175)

Profit from continuing operations	1,346	1,440	1,297	1,085	1,397	1,216	647

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)

Consolidated profit	1,328	1,431	1,292	1,073	1,395	1,215	644

Minority interests	26	27	23	16	27	30	22

Attributable profit to the Group (1)	1,302	1,404	1,268	1,057	1,369	1,185	622

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1,094 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	331,184	330,430	324,563	322,026	321,030	329,680	329,763
Trading portfolio (w/o loans)	68,294	60,724	51,655	50,764	59,666	64,038	68,228
Available-for-sale financial assets	15,997	18,303	19,205	20,132	25,854	23,497	25,064
Due from credit institutions**	75,531	81,561	74,737	90,530	84,462	92,934	104,781
Intangible assets and property and equipment	4,610	4,600	4,588	5,054	5,018	5,045	5,016
Other assets	19,067	21,750	24,022	21,955	23,290	21,291	20,916

Total assets/liabilities & shareholders’ equity	514,682	517,367	498,770	510,461	519,319	536,485	553,768

Customer deposits**	175,325	177,118	174,208	198,144	210,851	238,123	247,514
Marketable debt securities**	51,342	51,721	53,398	50,610	48,990	47,033	49,405
Subordinated debt**	1,715	2,066	2,026	2,079	2,014	2,050	2,009
Insurance liabilities	14,564	15,377	16,646	10,287	8,695	5,428	3,585
Due to credit institutions**	95,692	112,406	112,193	117,509	111,894	102,798	105,518
Other liabilities	147,655	131,719	113,482	105,366	109,399	113,085	118,194
Shareholders’ equity***	28,391	26,960	26,817	26,466	27,476	27,967	27,543

Other customer funds under management	70,959	72,807	75,607	70,289	68,520	62,487	60,583

Mutual funds	43,790	43,890	44,471	44,598	44,429	41,919	41,753
Pension funds	10,567	10,706	11,081	11,310	11,215	10,662	10,865
Managed portfolios	3,925	4,326	4,995	5,499	5,515	5,442	5,434
Savings-insurance policies	12,677	13,886	15,061	8,882	7,362	4,465	2,532

Customer funds under management	299,340	303,712	305,239	321,122	330,376	349,694	359,512

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.73	3.10	3.41	3.64	3.72	3.85	4.00
NPL coverage	81	75	71	77	76	73	77

Santander Branch Network
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	2,865	3,061	(196)	(6.4)

Net fees	827	903	(76)	(8.4)
Gains (losses) on financial transactions	90	109	(18)	(16.7)
Other operating income*	(24)	(25)	1	(3.6)

Gross income	3,758	4,047	(289)	(7.1)

Operating expenses	(1,547)	(1,561)	14	(0.9)
General administrative expenses	(1,428)	(1,445)	16	(1.1)
Personnel	(924)	(939)	15	(1.6)
Other general administrative expenses	(504)	(505)	1	(0.1)
Depreciation and amortisation	(119)	(117)	(2)	1.9

Net operating income	2,211	2,486	(275)	(11.1)

Net loan-loss provisions	(868)	(363)	(505)	139.1
Other income	20	(20)	40	—

Profit before taxes	1,363	2,103	(740)	(35.2)

Tax on profit	(368)	(568)	200	(35.2)

Profit from continuing operations	995	1,535	(540)	(35.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	995	1,535	(540)	(35.2)

Minority interests	0	0	(0)	(13.3)

Attributable profit to the Group (1)	995	1,535	(540)	(35.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1,288 million (-16,1%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	112,812	116,184	(3,372)	(2.9)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	217	30	187	632.0
Intangible assets and property and equipment	1,211	1,212	(1)	(0.1)
Other assets	476	601	(126)	(20.9)

Total assets/liabilities & shareholders’ equity	114,716	118,028	(3,312)	(2.8)

Customer deposits**	87,224	65,112	22,112	34.0
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	808	304	503	165.6
Other liabilities	19,649	45,274	(25,625)	(56.6)
Shareholders’ equity***	7,035	7,338	(303)	(4.1)

Other customer funds under management	27,678	35,645	(7,966)	(22.3)

Mutual funds	20,980	21,572	(592)	(2.7)
Pension funds	6,125	6,295	(170)	(2.7)
Managed portfolios	—	—	—	—
Savings-insurance policies	574	7,778	(7,204)	(92.6)

Customer funds under management	114,902	100,756	14,146	14.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	18.47	26.94	(8.47 p. )
Efficiency ratio (with amortisations)	41.2	38.6	2.6 p.
NPL ratio	4.90	3.86	1.04 p.
NPL coverage	55	52	3 p.
Number of employees (direct & indirect)	18,809	19,303	(494)	(2.6)
Number of branches	2,931	2,933	(2)	(0.1)

Santander Branch Network
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	1,029	1,031	1,001	984	1,032	938	895

Net fees	308	313	283	284	290	276	261
Gains (losses) on financial transactions	44	40	25	19	31	38	21
Other operating income*	(3)	(4)	(18)	(5)	(8)	(7)	(10)

Gross income	1,378	1,379	1,290	1,281	1,345	1,245	1,168

Operating expenses	(521)	(521)	(519)	(528)	(516)	(516)	(516)
General administrative expenses	(482)	(483)	(480)	(486)	(476)	(476)	(476)
Personnel	(317)	(313)	(310)	(296)	(311)	(309)	(304)
Other general administrative expenses	(165)	(169)	(170)	(190)	(165)	(167)	(172)
Depreciation and amortisation	(39)	(39)	(39)	(42)	(40)	(40)	(40)

Net operating income	857	858	771	754	830	729	652

Net loan-loss provisions	(104)	(138)	(122)	(117)	(136)	(179)	(553)
Other income	(7)	(6)	(6)	7	(8)	14	15

Profit before taxes	747	713	643	644	685	564	114

Tax on profit	(202)	(193)	(174)	(174)	(185)	(152)	(31)

Profit from continuing operations	545	521	469	470	500	412	83

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	545	521	469	470	500	412	83

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group (1)	545	521	469	470	500	412	83

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 376 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	121,398	119,708	116,184	115,272	113,967	115,196	112,812
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—
Due from credit institutions**	36	28	30	21	31	111	217
Intangible assets and property and equipment	1,212	1,212	1,212	1,212	1,211	1,211	1,211
Other assets	644	588	601	553	638	676	476

Total assets/liabilities & shareholders’ equity	123,290	121,537	118,028	117,058	115,847	117,195	114,716

Customer deposits**	59,446	60,539	65,112	72,428	78,753	87,808	87,224
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	245	247	304	386	583	781	808
Other liabilities	55,973	53,246	45,274	37,056	29,387	21,214	19,649
Shareholders’ equity***	7,626	7,506	7,338	7,188	7,125	7,392	7,035

Other customer funds under management	36,760	34,981	35,645	28,961	28,841	27,522	27,678

Mutual funds	23,429	21,704	21,572	21,660	21,325	20,811	20,980
Pension funds	6,021	6,108	6,295	6,203	6,324	6,064	6,125
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	7,309	7,169	7,778	1,098	1,192	647	574

Customer funds under management	96,206	95,520	100,756	101,388	107,594	115,330	114,902

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.14	3.50	3.86	4.38	4.65	4.78	4.90
NPL coverage	61	57	52	65	59	53	55

Spread	3.40	3.15	3.00	2.78	2.60	2.04	1.87

Spread loans	2.21	2.26	2.32	2.25	2.10	1.94	1.83
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10	0.04

Banesto
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,206	1,317	(111)	(8.5)

Net fees	463	453	9	2.1
Gains (losses) on financial transactions	116	129	(13)	(10.1)
Other operating income*	50	49	1	2.5

Gross income	1,835	1,948	(114)	(5.8)

Operating expenses	(771)	(776)	5	(0.7)
General administrative expenses	(678)	(683)	5	(0.7)
Personnel	(505)	(516)	11	(2.1)
Other general administrative expenses	(173)	(167)	(6)	3.7
Depreciation and amortisation	(93)	(94)	1	(0.9)

Net operating income	1,064	1,172	(108)	(9.2)

Net loan-loss provisions	(459)	(268)	(190)	70.9
Other income	14	(5)	19	—

Profit before taxes	619	899	(279)	(31.1)

Tax on profit	(154)	(238)	84	(35.4)

Profit from continuing operations	465	660	(195)	(29.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	465	660	(195)	(29.6)

Minority interests	53	63	(11)	(17.1)

Attributable profit to the Group (1)	413	597	(184)	(30.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 525 million (-12.1%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	74,393	73,427	966	1.3
Trading portfolio (w/o loans)	7,644	6,112	1,532	25.1
Available-for-sale financial assets	9,827	7,591	2,236	29.5
Due from credit institutions**	25,928	18,873	7,055	37.4
Intangible assets and property and equipment	1,387	1,409	(22)	(1.6)
Other assets	6,633	6,862	(229)	(3.3)

Total assets/liabilities & shareholders’ equity	125,812	114,274	11,537	10.1

Customer deposits**	58,685	54,114	4,571	8.4
Marketable debt securities**	28,256	29,466	(1,210)	(4.1)
Subordinated debt**	1,325	1,339	(14)	(1.1)
Insurance liabilities	—	—	—	—
Due to credit institutions**	20,346	12,941	7,405	57.2
Other liabilities	12,715	12,098	617	5.1
Shareholders’ equity***	4,484	4,317	167	3.9

Other customer funds under management	10,026	10,689	(663)	(6.2)

Mutual funds	6,164	7,145	(981)	(13.7)
Pension funds	1,338	1,421	(83)	(5.9)
Managed portfolios	104	95	9	9.0
Savings-insurance policies	2,421	2,028	393	19.4

Customer funds under management	98,292	95,608	2,684	2.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	12.37	18.57	(6.20 p.	)
Efficiency ratio (with amortisations)	42.0	39.8	2.2 p.
NPL ratio	3.83	2.62	1.21 p.
NPL coverage	60	70	(10 p.	)
Number of employees (direct & indirect)	9,745	9,904	(159)		(1.6)
Number of branches	1,767	1,784	(17)		(1.0)

Banesto
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	422	445	450	429	432	405	369

Net fees	154	148	151	154	156	153	153
Gains (losses) on financial transactions	47	39	42	36	43	36	37
Other operating income*	12	26	11	15	10	26	14

Gross income	635	659	654	634	641	620	573

Operating expenses	(258)	(259)	(260)	(256)	(257)	(258)	(256)
General administrative expenses	(226)	(227)	(229)	(227)	(225)	(228)	(225)
Personnel	(170)	(172)	(173)	(167)	(168)	(169)	(167)
Other general administrative expenses	(56)	(55)	(56)	(60)	(57)	(59)	(58)
Depreciation and amortisation	(31)	(32)	(31)	(29)	(32)	(30)	(31)

Net operating income	378	401	394	379	384	362	317

Net loan-loss provisions	(81)	(93)	(95)	(111)	(83)	(92)	(284)
Other income	13	10	(28)	(18)	9	5	0

Profit before taxes	309	318	272	250	310	275	34

Tax on profit	(85)	(82)	(71)	(96)	(85)	(68)	(1)

Profit from continuing operations	224	236	201	154	225	206	33

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	224	236	201	154	225	206	33

Minority interests	21	22	20	13	22	24	6

Attributable profit to the Group (1)	203	213	181	141	203	182	27

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 139 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	76,956	76,992	73,427	75,449	75,382	76,125	74,393
Trading portfolio (w/o loans)	6,737	5,702	6,112	6,857	7,977	7,339	7,644
Available-for-sale financial assets	8,283	8,941	7,591	7,837	9,097	7,693	9,827
Due from credit institutions**	17,775	16,985	18,873	23,500	21,756	27,178	25,928
Intangible assets and property and equipment	1,380	1,408	1,409	1,424	1,406	1,415	1,387
Other assets	7,108	7,114	6,862	7,332	8,182	6,259	6,633

Total assets/liabilities & shareholders’ equity	118,239	117,141	114,274	122,399	123,800	126,010	125,812

Customer deposits**	57,399	58,009	54,114	55,580	59,037	59,609	58,685
Marketable debt securities**	27,739	29,337	29,466	29,893	28,087	27,160	28,256
Subordinated debt**	1,019	1,383	1,339	1,340	1,331	1,329	1,325
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	15,844	12,688	12,941	18,362	18,162	19,549	20,346
Other liabilities	11,938	11,412	12,098	12,892	12,707	13,884	12,715
Shareholders’ equity***	4,299	4,312	4,317	4,332	4,475	4,479	4,484

Other customer funds under management	9,936	10,270	10,689	11,035	10,809	10,131	10,026

Mutual funds	6,854	6,933	7,145	7,370	7,106	6,423	6,164
Pension funds	1,354	1,371	1,421	1,416	1,405	1,337	1,338
Managed portfolios	91	92	95	115	93	98	104
Savings-insurance policies	1,638	1,874	2,028	2,134	2,205	2,274	2,421

Customer funds under management	96,094	98,999	95,608	97,848	99,264	98,229	98,292

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.96	2.32	2.62	2.97	3.13	3.49	3.83
NPL coverage	85	73	70	64	61	58	60

Spread	2.69	2.51	2.27	2.28	2.20	1.65	1.41

Spread loans	1.90	1.94	1.96	1.99	2.02	2.00	1.92
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)	(0.51)

Santander Consumer Finance
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	2,699	2,434	266	10.9

Net fees	701	642	59	9.2
Gains (losses) on financial transactions	5	(7)	12	—
Other operating income*	19	19	1	3.0

Gross income	3,425	3,087	338	10.9

Operating expenses	(924)	(825)	(99)	12.0
General administrative expenses	(840)	(750)	(91)	12.1
Personnel	(431)	(370)	(61)	16.4
Other general administrative expenses	(409)	(380)	(30)	7.8
Depreciation and amortisation	(83)	(75)	(9)	11.7

Net operating income	2,501	2,263	239	10.5

Net loan-loss provisions	(1,521)	(1,511)	(10)	0.6
Other income	(104)	(29)	(75)	262.7

Profit before taxes	877	723	154	21.3

Tax on profit	(245)	(204)	(42)	20.4

Profit from continuing operations	631	519	112	21.6

Net profit from discontinued operations	(7)	(33)	26	(80.0)

Consolidated profit	625	487	138	28.5

Minority interests	24	10	13	128.4

Attributable profit to the Group (1)	601	476	125	26.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 619 million (+30,0%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	63,624	56,097	7,527	13.4
Trading portfolio (w/o loans)	1,570	266	1,304	490.2
Available-for-sale financial assets	762	170	591	346.9
Due from credit institutions**	7,324	7,963	(639)	(8.0)
Intangible assets and property and equipment	871	856	15	1.7
Other assets	3,069	3,099	(30)	(1.0)

Total assets/liabilities & shareholders’ equity	77,221	68,452	8,769	12.8

Customer deposits**	25,460	16,898	8,562	50.7
Marketable debt securities**	11,103	11,102	1	0.0
Subordinated debt**	423	413	10	2.4
Insurance liabilities	—	—	—	—
Due to credit institutions**	27,737	29,835	(2,098)	(7.0)
Other liabilities	4,483	2,821	1,661	58.9
Shareholders’ equity***	8,015	7,382	633	8.6

Other customer funds under management	24	24	—	—

Mutual funds	19	19	—	—
Pension funds	5	5	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	37,010	28,437	8,573	30.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	10.35	9.32	1.03 p.
Efficiency ratio (with amortisations)	27.0	26.7	0.3 p.
NPL ratio	5.13	5.46	(0.33 p.	)
NPL coverage	122	92	30 p.
Number of employees (direct & indirect)	13,947	9,023	4,924		54.6
Number of branches	523	307	216		70.4

Santander Consumer Finance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	784	826	824	796	852	877	970

Net fees	202	217	223	213	216	237	248
Gains (losses) on financial transactions	23	(21)	(9)	(9)	3	(3)	5
Other operating income*	16	2	1	3	7	4	9

Gross income	1,025	1,024	1,039	1,003	1,078	1,115	1,232

Operating expenses	(281)	(271)	(273)	(294)	(292)	(290)	(342)
General administrative expenses	(255)	(249)	(246)	(266)	(266)	(261)	(314)
Personnel	(129)	(121)	(120)	(137)	(137)	(133)	(162)
Other general administrative expenses	(125)	(128)	(126)	(128)	(129)	(128)	(153)
Depreciation and amortisation	(27)	(22)	(27)	(28)	(26)	(29)	(28)

Net operating income	744	753	766	710	786	825	890

Net loan-loss provisions	(501)	(504)	(506)	(456)	(498)	(471)	(551)
Other income	(2)	(19)	(7)	(17)	(15)	(58)	(30)

Profit before taxes	241	229	253	237	273	296	309

Tax on profit	(64)	(68)	(72)	(70)	(77)	(83)	(85)

Profit from continuing operations	177	162	181	167	195	213	223

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)

Consolidated profit	159	152	175	155	194	212	220

Minority interests	5	3	2	2	4	5	14

Attributable profit to the Group (1)	155	149	173	153	189	206	205

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 223 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	57,584	56,354	56,097	56,869	58,198	59,372	63,624
Trading portfolio (w/o loans)	643	147	266	1,152	768	1,838	1,570
Available-for-sale financial assets	154	173	170	481	453	802	762
Due from credit institutions**	8,100	8,460	7,963	6,838	7,283	7,780	7,324
Intangible assets and property and equipment	904	880	856	852	842	863	871
Other assets	2,381	2,689	3,099	2,803	2,694	2,950	3,069

Total assets/liabilities & shareholders’ equity	69,766	68,702	68,452	68,994	70,237	73,605	77,221

Customer deposits**	15,917	16,458	16,898	22,355	23,114	22,791	25,460
Marketable debt securities**	11,839	11,168	11,102	7,395	6,872	7,919	11,103
Subordinated debt**	427	419	413	464	424	427	423
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	32,058	30,822	29,835	27,619	28,814	30,000	27,737
Other liabilities	2,215	2,465	2,821	3,707	3,516	4,511	4,483
Shareholders’ equity***	7,310	7,371	7,382	7,454	7,498	7,958	8,015

Other customer funds under management	24	24	24	24	24	24	24

Mutual funds	19	19	19	19	19	19	19
Pension funds	5	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	28,207	28,068	28,437	30,238	30,433	31,160	37,010

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.64	5.14	5.46	5.39	5.12	5.23	5.13
NPL coverage	89	90	92	97	108	111	122

Spread loans	4.39	4.54	4.67	4.77	4.80	4.85	4.88

Portugal
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	551	600	(49)	(8.2)

Net fees	275	259	16	6.1
Gains (losses) on financial transactions	58	64	(6)	(9.9)
Other operating income*	35	36	(1)	(2.4)

Gross income	919	960	(41)	(4.2)

Operating expenses	(401)	(405)	4	(1.0)
General administrative expenses	(347)	(351)	4	(1.1)
Personnel	(239)	(238)	(1)	0.4
Other general administrative expenses	(108)	(113)	5	(4.4)
Depreciation and amortisation	(53)	(54)	0	(0.5)

Net operating income	518	555	(36)	(6.5)

Net loan-loss provisions	(103)	(62)	(41)	66.8
Other income	28	2	26	—

Profit before taxes	443	494	(51)	(10.4)

Tax on profit	(75)	(81)	6	(7.8)

Profit from continuing operations	368	413	(45)	(10.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	368	413	(45)	(10.9)

Minority interests	0	1	(0)	(44.6)

Attributable profit to the Group	368	412	(45)	(10.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	33,342	32,875	467	1.4
Trading portfolio (w/o loans)	1,787	1,477	311	21.0
Available-for-sale financial assets	6,786	3,331	3,454	103.7
Due from credit institutions**	4,702	4,665	37	0.8
Intangible assets and property and equipment	479	478	1	0.2
Other assets	4,514	4,606	(92)	(2.0)

Total assets/liabilities & shareholders’ equity	51,610	47,432	4,178	8.8

Customer deposits**	19,818	14,727	5,091	34.6
Marketable debt securities**	8,545	10,983	(2,437)	(22.2)
Subordinated debt**	254	270	(16)	(5.9)
Insurance liabilities	1,494	4,706	(3,212)	(68.2)
Due to credit institutions**	18,490	13,153	5,337	40.6
Other liabilities	882	1,608	(725)	(45.1)
Shareholders’ equity***	2,126	1,987	139	7.0

Other customer funds under management	6,348	10,034	(3,686)	(36.7)

Mutual funds	3,496	3,825	(329)	(8.6)
Pension funds	1,314	1,328	(14)	(1.1)
Managed portfolios	130	264	(134)	(50.6)
Savings-insurance policies	1,408	4,618	(3,209)	(69.5)

Customer funds under management	34,965	36,013	(1,048)	(2.9)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.35	25.60	(4.25 p. )
Efficiency ratio (with amortisations)	43.6	42.2	1.4 p.
NPL ratio	2.43	2.04	0.39 p.
NPL coverage	69	68	1 p.
Number of employees (direct & indirect)	6,218	6,333	(115)	(1.8)
Number of branches	762	773	(11)	(1.4)

Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	207	197	196	193	188	186	178

Net fees	91	80	88	85	94	94	87
Gains (losses) on financial transactions	14	26	24	17	25	29	4
Other operating income*	16	13	7	15	14	12	9

Gross income	328	315	316	310	320	321	278

Operating expenses	(131)	(133)	(141)	(139)	(129)	(133)	(139)
General administrative expenses	(113)	(115)	(123)	(118)	(111)	(115)	(121)
Personnel	(78)	(78)	(82)	(80)	(77)	(79)	(83)
Other general administrative expenses	(35)	(37)	(41)	(38)	(34)	(36)	(38)
Depreciation and amortisation	(18)	(18)	(18)	(21)	(17)	(18)	(18)

Net operating income	197	182	175	171	192	188	138

Net loan-loss provisions	(12)	(31)	(19)	(29)	(16)	(43)	(44)
Other income	(6)	12	(4)	7	(8)	(1)	37

Profit before taxes	179	163	153	149	168	144	131

Tax on profit	(34)	(21)	(25)	(30)	(31)	(20)	(23)

Profit from continuing operations	144	142	127	119	137	123	108

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	144	142	127	119	137	123	108

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group	144	141	127	119	137	123	108

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	32,414	32,420	32,875	32,294	32,317	33,262	33,342
Trading portfolio (w/o loans)	1,696	1,388	1,477	1,286	1,533	1,737	1,787
Available-for-sale financial assets	1,352	1,935	3,331	3,867	7,786	6,728	6,786
Due from credit institutions**	4,297	5,424	4,665	5,630	4,604	5,205	4,702
Intangible assets and property and equipment	483	470	478	486	487	480	479
Other assets	4,512	4,761	4,606	4,867	4,961	4,692	4,514

Total assets/liabilities & shareholders’ equity	44,755	46,398	47,432	48,430	51,687	52,104	51,610

Customer deposits**	15,332	15,708	14,727	14,946	16,609	18,360	19,818
Marketable debt securities**	9,571	9,253	10,983	11,677	12,413	10,172	8,545
Subordinated debt**	254	263	270	254	253	254	254
Insurance liabilities	4,175	4,397	4,706	4,794	3,187	2,465	1,494
Due to credit institutions**	11,557	13,437	13,153	13,672	15,626	17,990	18,490
Other liabilities	1,391	1,403	1,608	1,326	992	682	882
Shareholders’ equity***	2,475	1,936	1,987	1,762	2,607	2,182	2,126

Other customer funds under management	7,909	9,022	10,034	10,191	8,747	7,267	6,348

Mutual funds	2,748	3,271	3,825	3,982	4,158	3,524	3,496
Pension funds	1,294	1,294	1,328	1,398	1,389	1,237	1,314
Managed portfolios	138	152	264	122	127	129	130
Savings-insurance policies	3,730	4,306	4,618	4,689	3,073	2,377	1,408

Customer funds under management	33,066	34,247	36,013	37,068	38,022	36,053	34,965

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.87	2.13	2.04	2.27	2.32	2.40	2.43
NPL coverage	71	65	68	65	64	65	69

Spread (Retail Banking)	2.35	2.15	2.12	1.95	1.85	1.92	2.03

Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21

United Kingdom
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	3,344	2,932	413	14.1

Net fees	732	759	(27)	(3.6)
Gains (losses) on financial transactions	383	413	(31)	(7.5)
Other operating income*	17	22	(5)	(21.4)

Gross income	4,476	4,126	350	8.5

Operating expenses	(1,735)	(1,679)	(56)	3.3
General administrative expenses	(1,521)	(1,504)	(18)	1.2
Personnel	(913)	(874)	(39)	4.5
Other general administrative expenses	(608)	(630)	22	(3.4)
Depreciation and amortisation	(214)	(176)	(38)	21.8

Net operating income	2,741	2,447	294	12.0

Net loan-loss provisions	(625)	(655)	30	(4.6)
Other income	(8)	(3)	(6)	214.0

Profit before taxes	2,108	1,789	318	17.8

Tax on profit	(575)	(475)	(100)	21.1

Profit from continuing operations	1,533	1,314	218	16.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,533	1,314	218	16.6

Minority interests	0	0	(0)	(46.0)

Attributable profit to the Group	1,533	1,314	218	16.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	230,736	215,569	15,167	7.0
Trading portfolio (w/o loans)	51,969	44,785	7,184	16.0
Available-for-sale financial assets	941	874	67	7.7
Due from credit institutions**	37,772	27,027	10,746	39.8
Intangible assets and property and equipment	1,399	1,317	82	6.2
Other assets	42,153	24,854	17,299	69.6

Total assets/liabilities & shareholders’ equity	364,970	314,427	50,544	16.1

Customer deposits**	180,439	159,094	21,345	13.4
Marketable debt securities**	70,657	56,592	14,065	24.9
Subordinated debt**	8,364	8,569	(206)	(2.4)
Insurance liabilities	1	3	(2)	(59.5)
Due to credit institutions**	51,982	53,716	(1,734)	(3.2)
Other liabilities	41,302	30,820	10,482	34.0
Shareholders’ equity***	12,225	5,632	6,593	117.1

Other customer funds under management	13,704	9,821	3,883	39.5

Mutual funds	13,704	9,821	3,883	39.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	273,164	234,077	39,087	16.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	25.48	29.97	(4.49 p.	)
Efficiency ratio (with amortisations)	38.8	40.7	(1.9 p.	)
NPL ratio	1.76	1.65	0.11 p.
NPL coverage	42	48	(6 p.	)
Number of employees (direct & indirect)	23,109	23,046	63		0.3
Number of branches	1,328	1,331	(3)		(0.2)

United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	908	1,004	1,019	1,002	1,081	1,127	1,136

Net fees	235	244	280	235	228	244	260
Gains (losses) on financial transactions	156	158	100	93	133	136	113
Other operating income*	7	6	9	5	6	6	6

Gross income	1,306	1,412	1,408	1,334	1,448	1,513	1,515

Operating expenses	(550)	(565)	(564)	(550)	(557)	(588)	(590)
General administrative expenses	(498)	(503)	(502)	(493)	(485)	(515)	(521)
Personnel	(288)	(288)	(297)	(296)	(288)	(317)	(308)
Other general administrative expenses	(210)	(214)	(205)	(197)	(197)	(198)	(213)
Depreciation and amortisation	(52)	(62)	(62)	(57)	(71)	(74)	(69)

Net operating income	756	847	844	784	892	925	924

Net loan-loss provisions	(208)	(200)	(246)	(226)	(230)	(220)	(175)
Other income	1	(0)	(3)	20	(5)	2	(6)

Profit before taxes	548	647	594	578	657	707	744

Tax on profit	(139)	(171)	(165)	(166)	(178)	(180)	(217)

Profit from continuing operations	409	475	430	412	480	527	527

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	409	475	430	412	480	527	527

Minority interests	—	—	0	0	0	0	0

Attributable profit to the Group	409	475	430	412	480	527	527

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	212,624	227,793	215,569	227,713	220,335	240,573	230,736
Trading portfolio (w/o loans)	50,250	44,482	44,785	41,245	46,078	49,731	51,969
Available-for-sale financial assets	840	919	874	897	907	986	941
Due from credit institutions**	28,889	31,155	27,027	28,745	33,147	22,230	37,772
Intangible assets and property and equipment	1,227	1,387	1,317	1,424	1,374	1,465	1,399
Other assets	26,359	29,234	24,854	24,522	22,980	41,343	42,153

Total assets/liabilities & shareholders’ equity	320,190	334,970	314,427	324,546	324,821	356,327	364,970

Customer deposits**	148,338	162,882	159,094	166,607	168,649	185,762	180,439
Marketable debt securities**	57,854	57,104	56,592	58,611	60,458	66,180	70,657
Subordinated debt**	8,800	9,144	8,569	8,577	8,703	9,395	8,364
Insurance liabilities	2	3	3	3	2	1	1
Due to credit institutions**	62,952	65,090	53,716	57,879	51,010	54,713	51,982
Other liabilities	36,581	34,593	30,820	26,946	29,242	32,890	41,302
Shareholders’ equity***	5,662	6,154	5,632	5,923	6,756	7,384	12,225

Other customer funds under management	7,461	9,060	9,821	10,937	11,923	13,203	13,704

Mutual funds	7,461	9,060	9,821	10,937	11,923	13,203	13,704
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	222,454	238,190	234,077	244,731	249,733	274,541	273,164

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.25	1.54	1.65	1.71	1.87	1.84	1.76
NPL coverage	56	45	48	44	40	41	42

Spread (Retail Banking)	2.04	2.22	2.25	2.31	2.31	2.31	2.34

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26

United Kingdom
Million pound sterling

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	2,864	2,596	268	10.3

Net fees	627	672	(45)	(6.7)
Gains (losses) on financial transactions	328	366	(38)	(10.5)
Other operating income*	15	20	(5)	(24.0)

Gross income	3,833	3,654	179	4.9

Operating expenses	(1,486)	(1,487)	1	(0.1)
General administrative expenses	(1,303)	(1,332)	29	(2.2)
Personnel	(782)	(774)	(8)	1.0
Other general administrative expenses	(521)	(558)	37	(6.6)
Depreciation and amortisation	(183)	(156)	(28)	17.7

Net operating income	2,347	2,167	180	8.3

Net loan-loss provisions	(535)	(580)	45	(7.7)
Other income	(7)	(2)	(5)	203.6

Profit before taxes	1,805	1,585	220	13.9

Tax on profit	(492)	(421)	(72)	17.1

Profit from continuing operations	1,313	1,164	149	12.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,313	1,164	149	12.8

Minority interests	0	0	(0)	(47.8)

Attributable profit to the Group	1,313	1,164	149	12.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	198,421	196,017	2,404	1.2
Trading portfolio (w/o loans)	44,691	40,723	3,968	9.7
Available-for-sale financial assets	809	795	14	1.8
Due from credit institutions**	32,482	24,575	7,907	32.2
Intangible assets and property and equipment	1,203	1,198	5	0.4
Other assets	36,249	22,600	13,650	60.4

Total assets/liabilities & shareholders’ equity	313,856	285,908	27,948	9.8

Customer deposits**	155,169	144,665	10,504	7.3
Marketable debt securities**	60,761	51,459	9,302	18.1
Subordinated debt**	7,193	7,792	(600)	(7.7)
Insurance liabilities	1	2	(1)	(61.7)
Due to credit institutions**	44,702	48,844	(4,142)	(8.5)
Other liabilities	35,518	28,025	7,493	26.7
Shareholders’ equity***	10,513	5,121	5,391	105.3

Other customer funds under management	11,785	8,930	2,854	32.0

Mutual funds	11,785	8,930	2,854	32.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	234,907	212,846	22,061	10.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	825	883	888	905	960	960	944

Net fees	213	214	244	212	202	208	216
Gains (losses) on financial transactions	141	139	86	85	118	116	93
Other operating income*	6	6	8	5	5	5	5

Gross income	1,186	1,242	1,226	1,206	1,285	1,289	1,259

Operating expenses	(500)	(496)	(491)	(497)	(494)	(501)	(491)
General administrative expenses	(453)	(442)	(437)	(446)	(431)	(439)	(433)
Personnel	(262)	(253)	(258)	(267)	(256)	(270)	(256)
Other general administrative expenses	(191)	(188)	(179)	(178)	(175)	(168)	(178)
Depreciation and amortisation	(47)	(55)	(54)	(52)	(63)	(63)	(57)

Net operating income	686	745	735	709	791	788	768

Net loan-loss provisions	(189)	(176)	(215)	(204)	(204)	(187)	(144)
Other income	1	(0)	(3)	18	(4)	2	(5)

Profit before taxes	498	570	517	522	583	602	619

Tax on profit	(126)	(151)	(143)	(150)	(158)	(153)	(181)

Profit from continuing operations	372	419	374	372	426	449	438

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	372	419	374	372	426	449	438

Minority interests	—	—	0	0	0	0	0

Attributable profit to the Group	372	419	374	372	426	449	438

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	197,911	194,103	196,017	202,232	196,054	196,656	198,421
Trading portfolio (w/o loans)	46,773	37,903	40,723	36,630	41,000	40,652	44,691
Available-for-sale financial assets	782	783	795	797	807	806	809
Due from credit institutions**	26,890	26,547	24,575	25,528	29,494	18,172	32,482
Intangible assets and property and equipment	1,142	1,182	1,198	1,265	1,222	1,198	1,203
Other assets	24,535	24,910	22,600	21,778	20,448	33,796	36,249

Total assets/liabilities & shareholders’ equity	298,033	285,428	285,908	288,229	289,026	291,279	313,856

Customer deposits**	138,073	138,792	144,665	147,964	150,064	151,851	155,169
Marketable debt securities**	53,851	48,658	51,459	52,052	53,796	54,099	60,761
Subordinated debt**	8,191	7,792	7,792	7,617	7,744	7,680	7,193
Insurance liabilities	2	2	2	2	2	1	1
Due to credit institutions**	58,596	55,463	48,844	51,403	45,389	44,725	44,702
Other liabilities	34,049	29,477	28,025	23,931	26,019	26,886	35,518
Shareholders’ equity***	5,270	5,244	5,121	5,261	6,012	6,036	10,513

Other customer funds under management	6,945	7,720	8,930	9,713	10,609	10,793	11,785

Mutual funds	6,945	7,720	8,930	9,713	10,609	10,793	11,785
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	207,060	202,962	212,846	217,346	222,213	224,423	234,907

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	10,910	8,734	2,176	24.9

Net fees	3,444	2,870	573	20.0
Gains (losses) on financial transactions	1,053	1,255	(202)	(16.1)
Other operating income*	(38)	132	(169)	—

Gross income	15,368	12,991	2,377	18.3

Operating expenses	(5,875)	(4,810)	(1,065)	22.1
General administrative expenses	(5,320)	(4,395)	(925)	21.1
Personnel	(2,879)	(2,331)	(548)	23.5
Other general administrative expenses	(2,441)	(2,063)	(377)	18.3
Depreciation and amortisation	(555)	(415)	(139)	33.6

Net operating income	9,494	8,181	1,312	16.0

Net loan-loss provisions	(3,542)	(3,715)	174	(4.7)
Other income	(685)	(561)	(124)	22.1

Profit before taxes	5,268	3,905	1,362	34.9

Tax on profit	(1,145)	(953)	(192)	20.1

Profit from continuing operations	4,123	2,953	1,171	39.7

Net profit from discontinued operations	—	89	(89)	(100.0)

Consolidated profit	4,123	3,042	1,081	35.6

Minority interests	641	244	397	162.7

Attributable profit to the Group	3,482	2,798	684	24.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	117,909	93,885	24,024	25.6
Trading portfolio (w/o loans)	34,487	22,182	12,305	55.5
Available-for-sale financial assets	27,263	26,557	706	2.7
Due from credit institutions**	23,121	24,958	(1,838)	(7.4)
Intangible assets and property and equipment	4,393	3,514	879	25.0
Other assets	50,868	31,313	19,555	62.5

Total assets/liabilities & shareholders’ equity	258,041	202,409	55,632	27.5

Customer deposits**	128,554	105,246	23,307	22.1
Marketable debt securities**	12,143	7,804	4,339	55.6
Subordinated debt**	5,357	4,669	688	14.7
Insurance liabilities	2,942	5,676	(2,734)	(48.2)
Due to credit institutions**	37,327	30,393	6,933	22.8
Other liabilities	50,110	32,304	17,807	55.1
Shareholders’ equity***	21,609	16,316	5,292	32.4

Other customer funds under management	67,839	58,423	9,415	16.1

Mutual funds	52,377	45,973	6,403	13.9
Pension funds	—	—	—	—
Managed portfolios	15,239	11,984	3,255	27.2
Savings-insurance policies	223	465	(243)	(52.2)

Customer funds under management	213,892	176,142	37,750	21.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.89	23.72	(1.83 p.	)
Efficiency ratio (with amortisations)	38.2	37.0	1.2 p.
NPL ratio	4.15	4.20	(0.05 p.	)
NPL coverage	103	103	(0 p.	)
Number of employees (direct & indirect)	87,765	86,267	1,498		1.7
Number of branches	5,784	5,754	30		0.5

Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,662	2,962	3,110	3,224	3,379	3,737	3,794

Net fees	891	983	997	1,055	1,045	1,190	1,209
Gains (losses) on financial transactions	483	322	451	408	330	290	433
Other operating income*	47	43	42	(10)	3	(1)	(39)

Gross income	4,083	4,309	4,599	4,677	4,756	5,216	5,396

Operating expenses	(1,539)	(1,595)	(1,676)	(1,787)	(1,773)	(2,021)	(2,081)
General administrative expenses	(1,407)	(1,459)	(1,528)	(1,637)	(1,606)	(1,828)	(1,886)
Personnel	(744)	(787)	(801)	(878)	(862)	(991)	(1,026)
Other general administrative expenses	(664)	(672)	(727)	(759)	(743)	(837)	(860)
Depreciation and amortisation	(132)	(135)	(148)	(150)	(167)	(192)	(196)

Net operating income	2,545	2,714	2,923	2,890	2,983	3,196	3,315

Net loan-loss provisions	(1,136)	(1,228)	(1,351)	(1,255)	(1,237)	(1,247)	(1,057)
Other income	(170)	(222)	(168)	(112)	(257)	(195)	(232)

Profit before taxes	1,238	1,264	1,403	1,522	1,489	1,753	2,025

Tax on profit	(357)	(266)	(330)	(304)	(283)	(397)	(465)

Profit from continuing operations	882	998	1,073	1,219	1,206	1,357	1,561

Net profit from discontinued operations	84	3	1	1	—	—	—

Consolidated profit	966	1,001	1,074	1,220	1,206	1,357	1,561

Minority interests	77	85	83	184	186	216	238

Attributable profit to the Group	890	917	992	1,035	1,019	1,140	1,322

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	99,963	97,305	93,885	97,901	102,150	116,605	117,909
Trading portfolio (w/o loans)	24,122	22,916	22,182	22,521	27,574	36,326	34,487
Available-for-sale financial assets	20,394	20,941	26,557	29,154	27,601	30,209	27,263
Due from credit institutions**	26,631	28,139	24,958	22,146	20,595	22,964	23,121
Intangible assets and property and equipment	3,212	3,323	3,514	3,926	4,129	4,500	4,393
Other assets	31,303	38,635	31,313	38,105	42,463	46,951	50,868

Total assets/liabilities & shareholders’ equity	205,625	211,258	202,409	213,753	224,512	257,555	258,041

Customer deposits**	112,495	107,619	105,246	108,122	115,979	127,886	128,554
Marketable debt securities**	8,738	9,073	7,804	8,411	8,547	10,086	12,143
Subordinated debt**	4,165	4,497	4,669	4,888	5,213	5,827	5,357
Insurance liabilities	4,283	5,047	5,676	6,627	5,208	4,573	2,942
Due to credit institutions**	33,274	30,134	30,393	32,765	29,622	43,123	37,327
Other liabilities	25,906	38,788	32,304	34,994	38,379	43,576	50,110
Shareholders’ equity***	16,764	16,101	16,316	17,946	21,563	22,484	21,609

Other customer funds under management	50,255	55,104	58,423	62,759	68,533	74,772	67,839

Mutual funds	37,865	41,681	45,973	49,681	54,446	58,546	52,377
Pension funds	—	—	—	—	—	—	—
Managed portfolios	12,097	13,086	11,984	12,538	13,948	16,005	15,239
Savings-insurance policies	293	338	465	540	140	220	223

Customer funds under management	175,653	176,293	176,142	184,181	198,272	218,571	213,892

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.27	3.97	4.20	4.25	4.18	4.13	4.15
NPL coverage	107	97	103	105	107	105	103

Latin America
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	14,307	11,912	2,395	20.1

Net fees	4,516	3,915	601	15.4
Gains (losses) on financial transactions	1,380	1,712	(331)	(19.4)
Other operating income*	(50)	180	(229)	—

Gross income	20,153	17,718	2,435	13.7

Operating expenses	(7,703)	(6,560)	(1,144)	17.4
General administrative expenses	(6,976)	(5,994)	(983)	16.4
Personnel	(3,776)	(3,180)	(596)	18.7
Other general administrative expenses	(3,201)	(2,814)	(386)	13.7
Depreciation and amortisation	(727)	(566)	(161)	28.4

Net operating income	12,450	11,158	1,292	11.6

Net loan-loss provisions	(4,644)	(5,067)	423	(8.3)
Other income	(898)	(765)	(133)	17.4

Profit before taxes	6,908	5,326	1,582	29.7

Tax on profit	(1,501)	(1,300)	(201)	15.5

Profit from continuing operations	5,407	4,027	1,380	34.3

Net profit from discontinued operations	—	122	(122)	(100.0)

Consolidated profit	5,407	4,148	1,259	30.3

Minority interests	841	333	508	152.6

Attributable profit to the Group	4,566	3,816	751	19.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	160,922	137,475	23,447	17.1
Trading portfolio (w/o loans)	47,068	32,482	14,586	44.9
Available-for-sale financial assets	37,208	38,887	(1,679)	(4.3)
Due from credit institutions**	31,555	36,546	(4,991)	(13.7)
Intangible assets and property and equipment	5,995	5,145	850	16.5
Other assets	69,425	45,851	23,574	51.4

Total assets/liabilities & shareholders’ equity	352,174	296,387	55,787	18.8

Customer deposits**	175,450	154,112	21,338	13.8
Marketable debt securities**	16,572	11,427	5,145	45.0
Subordinated debt**	7,311	6,837	474	6.9
Insurance liabilities	4,015	8,312	(4,297)	(51.7)
Due to credit institutions**	50,943	44,505	6,438	14.5
Other liabilities	68,390	47,302	21,088	44.6
Shareholders’ equity***	29,492	23,892	5,600	23.4

Other customer funds under management	92,586	85,549	7,037	8.2

Mutual funds	71,484	67,319	4,165	6.2
Pension funds	—	—	—	—
Managed portfolios	20,798	17,549	3,250	18.5
Savings-insurance policies	304	681	(377)	(55.4)

Customer funds under management	291,920	257,925	33,994	13.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	3,467	4,022	4,423	4,718	4,669	4,742	4,895

Net fees	1,160	1,335	1,420	1,544	1,444	1,512	1,560
Gains (losses) on financial transactions	628	443	641	602	455	364	561
Other operating income*	62	58	60	(11)	4	(2)	(52)

Gross income	5,317	5,857	6,544	6,852	6,573	6,616	6,964

Operating expenses	(2,004)	(2,168)	(2,388)	(2,615)	(2,450)	(2,567)	(2,687)
General administrative expenses	(1,832)	(1,984)	(2,177)	(2,394)	(2,219)	(2,323)	(2,434)
Personnel	(968)	(1,070)	(1,142)	(1,284)	(1,192)	(1,260)	(1,324)
Other general administrative expenses	(864)	(914)	(1,035)	(1,110)	(1,027)	(1,063)	(1,110)
Depreciation and amortisation	(171)	(184)	(211)	(220)	(230)	(244)	(253)

Net operating income	3,313	3,689	4,156	4,237	4,123	4,049	4,277

Net loan-loss provisions	(1,479)	(1,669)	(1,919)	(1,845)	(1,710)	(1,576)	(1,358)
Other income	(222)	(301)	(242)	(171)	(355)	(243)	(299)

Profit before taxes	1,612	1,719	1,995	2,222	2,058	2,230	2,620

Tax on profit	(464)	(365)	(471)	(448)	(392)	(508)	(602)

Profit from continuing operations	1,148	1,354	1,524	1,774	1,666	1,723	2,018

Net profit from discontinued operations	110	7	5	3	—	—	—

Consolidated profit	1,258	1,361	1,529	1,777	1,666	1,723	2,018

Minority interests	100	115	118	262	258	275	308

Attributable profit to the Group	1,158	1,247	1,411	1,515	1,409	1,448	1,710

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	133,030	137,530	137,475	141,037	137,688	143,086	160,922
Trading portfolio (w/o loans)	32,102	32,390	32,482	32,444	37,167	44,576	47,068
Available-for-sale financial assets	27,141	29,597	38,887	41,999	37,203	37,069	37,208
Due from credit institutions**	35,441	39,772	36,546	31,904	27,759	28,179	31,555
Intangible assets and property and equipment	4,274	4,696	5,145	5,656	5,566	5,522	5,995
Other assets	41,658	54,607	45,851	54,893	57,236	57,613	69,425

Total assets/liabilities & shareholders’ equity	273,646	298,593	296,387	307,932	302,619	316,045	352,174

Customer deposits**	149,708	152,109	154,112	155,760	156,328	156,928	175,450
Marketable debt securities**	11,629	12,824	11,427	12,117	11,521	12,377	16,572
Subordinated debt**	5,542	6,356	6,837	7,042	7,026	7,151	7,311
Insurance liabilities	5,700	7,133	8,312	9,547	7,020	5,611	4,015
Due to credit institutions**	44,281	42,591	44,505	47,201	39,928	52,916	50,943
Other liabilities	34,475	54,823	47,302	50,412	51,731	53,472	68,390
Shareholders’ equity***	22,310	22,757	23,892	25,853	29,065	27,590	29,492

Other customer funds under management	66,880	77,884	85,549	90,411	92,376	91,752	92,586

Mutual funds	50,390	58,911	67,319	71,571	73,387	71,842	71,484
Pension funds	—	—	—	—	—	—	—
Managed portfolios	16,099	18,496	17,549	18,062	18,800	19,640	20,798
Savings-insurance policies	391	477	681	778	189	270	304

Customer funds under management	233,759	249,173	257,925	265,331	267,251	268,208	291,920

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	9M ’10	Var. (%)	9M ’10	Var. (%)	9M ’10	Var. (%)

Brazil	10,549	24.9	6,637	24.4	2,079	30.8
Mexico	1,822	(0.3)	1,140	(7.0)	479	36.2
Chile	1,526	14.0	986	10.1	491	25.8
Puerto Rico	277	11.8	145	19.7	27	2.8
Colombia	139	22.8	58	28.6	28	13.6
Argentina	602	10.6	325	(0.8)	216	33.0
Uruguay	134	32.3	65	42.2	54	52.7
Rest	111	(31.3)	20	(64.3)	4	(96.3)

Subtotal	15,159	18.7	9,377	16.5	3,378	25.8

Santander Private Banking	209	(3.0)	117	(10.1)	104	(7.5)

Total	15,368	18.3	9,494	16.0	3,482	24.5

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	9M ’10	Var. (%)	9M ’10	Var. (%)	9M ’10	Var. (%)

Brazil	13,834	20.1	8,703	19.7	2,727	25.8
Mexico	2,389	(4.1)	1,495	(10.6)	628	31.0
Chile	2,001	9.7	1,293	5.9	644	21.0
Puerto Rico	363	7.5	190	15.1	35	(1.2)
Colombia	182	18.1	76	23.6	37	9.2
Argentina	790	6.3	426	(4.7)	283	27.9
Uruguay	176	27.2	86	36.8	71	46.8
Rest	145	(33.9)	26	(65.6)	5	(96.5)

Subtotal	19,879	14.1	12,296	12.0	4,430	21.0

Santander Private Banking	274	(6.7)	154	(13.6)	136	(11.1)

Total	20,153	13.7	12,450	11.6	4,566	19.7

Brazil
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	7,703	5,921	1,782	30.1

Net fees	2,228	1,792	437	24.4
Gains (losses) on financial transactions	677	619	58	9.4
Other operating income*	(60)	112	(172)	—

Gross income	10,549	8,444	2,106	24.9

Operating expenses	(3,913)	(3,111)	(802)	25.8
General administrative expenses	(3,552)	(2,853)	(699)	24.5
Personnel	(1,872)	(1,459)	(414)	28.4
Other general administrative expenses	(1,680)	(1,394)	(286)	20.5
Depreciation and amortisation	(360)	(258)	(102)	39.7

Net operating income	6,637	5,333	1,304	24.4

Net loan-loss provisions	(2,772)	(2,536)	(236)	9.3
Other income	(629)	(539)	(91)	16.8

Profit before taxes	3,235	2,258	977	43.3

Tax on profit	(776)	(643)	(133)	20.6

Profit from continuing operations	2,459	1,615	844	52.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,459	1,615	844	52.3

Minority interests	380	26	354	—

Attributable profit to the Group	2,079	1,589	490	30.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	65,064	50,512	14,553	28.8
Trading portfolio (w/o loans)	10,511	7,800	2,711	34.8
Available-for-sale financial assets	17,506	17,186	319	1.9
Due from credit institutions**	11,270	14,535	(3,265)	(22.5)
Intangible assets and property and equipment	3,419	2,613	807	30.9
Other assets	38,203	20,045	18,158	90.6

Total assets/liabilities & shareholders’ equity	145,973	112,690	33,283	29.5

Customer deposits**	73,829	59,112	14,717	24.9
Marketable debt securities**	6,596	4,222	2,374	56.2
Subordinated debt**	4,065	3,660	406	11.1
Insurance liabilities	2,333	5,302	(2,969)	(56.0)
Due to credit institutions**	21,223	12,810	8,412	65.7
Other liabilities	25,779	18,521	7,258	39.2
Shareholders’ equity***	12,149	9,064	3,085	34.0

Other customer funds under management	39,422	35,233	4,189	11.9

Mutual funds	35,300	31,947	3,354	10.5
Pension funds	—	—	—	—
Managed portfolios	4,062	2,902	1,160	40.0
Savings-insurance policies	60	384	(324)	(84.3)

Customer funds under management	123,912	102,227	21,685	21.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	22.29	27.00	(4.71 p.	)
Efficiency ratio (with amortisations)	37.1	36.8	0.3 p.
NPL ratio	4.97	5.09	(0.12 p.	)
NPL coverage	98	95	3 p.
Number of employees (direct & indirect)	52,296	50,697	1,599		3.2
Number of branches	3,623	3,609	14		0.4

Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	1,768	1,988	2,166	2,293	2,384	2,620	2,699

Net fees	535	614	642	695	671	768	789
Gains (losses) on financial transactions	197	105	316	289	179	209	289
Other operating income*	44	33	35	(19)	4	(19)	(46)

Gross income	2,544	2,740	3,160	3,258	3,238	3,579	3,732

Operating expenses	(970)	(1,032)	(1,108)	(1,214)	(1,178)	(1,341)	(1,393)
General administrative expenses	(890)	(948)	(1,015)	(1,124)	(1,070)	(1,219)	(1,263)
Personnel	(454)	(492)	(512)	(582)	(560)	(640)	(672)
Other general administrative expenses	(435)	(456)	(503)	(542)	(511)	(579)	(591)
Depreciation and amortisation	(81)	(85)	(93)	(91)	(108)	(122)	(131)

Net operating income	1,573	1,708	2,052	2,043	2,060	2,238	2,339

Net loan-loss provisions	(706)	(795)	(1,035)	(987)	(946)	(980)	(846)
Other income	(166)	(219)	(154)	(120)	(230)	(181)	(218)

Profit before taxes	701	694	863	937	884	1,077	1,275

Tax on profit	(260)	(160)	(224)	(264)	(175)	(264)	(337)

Profit from continuing operations	442	534	639	673	708	813	938

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	442	534	639	673	708	813	938

Minority interests	6	9	11	95	106	121	153

Attributable profit to the Group	436	525	628	578	603	691	785

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	46,791	50,425	50,512	53,924	56,616	64,495	65,064
Trading portfolio (w/o loans)	8,328	7,314	7,800	8,070	9,823	16,495	10,511
Available-for-sale financial assets	9,925	12,581	17,186	18,882	15,911	19,731	17,506
Due from credit institutions**	13,933	16,166	14,535	11,360	9,387	10,167	11,270
Intangible assets and property and equipment	2,157	2,372	2,613	2,950	3,119	3,470	3,419
Other assets	16,771	19,657	20,045	24,094	28,918	34,274	38,203

Total assets/liabilities & shareholders’ equity	97,905	108,514	112,690	119,279	123,775	148,631	145,973

Customer deposits**	50,775	56,732	59,112	59,274	63,066	71,466	73,829
Marketable debt securities**	3,741	3,983	4,222	4,587	4,675	5,540	6,596
Subordinated debt**	3,060	3,432	3,660	3,838	4,099	4,566	4,065
Insurance liabilities	4,013	4,729	5,302	6,183	4,697	3,960	2,333
Due to credit institutions**	16,976	15,014	12,810	13,465	13,385	26,541	21,223
Other liabilities	11,521	16,376	18,521	21,279	21,223	23,166	25,779
Shareholders’ equity***	7,819	8,247	9,064	10,654	12,631	13,393	12,149

Other customer funds under management	26,577	30,372	35,233	37,969	40,968	44,614	39,422

Mutual funds	24,539	27,427	31,947	34,521	37,526	40,476	35,300
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,793	2,664	2,902	3,034	3,442	4,084	4,062
Savings-insurance policies	245	280	384	414	—	55	60

Customer funds under management	84,153	94,520	102,227	105,667	112,807	126,186	123,912

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.86	4.75	5.09	5.27	5.04	5.01	4.97
NPL coverage	107	92	95	99	100	98	98

Spread (Retail Banking)	17.01	17.43	16.68	16.02	16.13	16.23	15.81

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08

Brazil
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	10,102	8,075	2,026	25.1

Net fees	2,922	2,443	479	19.6
Gains (losses) on financial transactions	888	844	44	5.2
Other operating income*	(79)	153	(231)	—

Gross income	13,834	11,516	2,318	20.1

Operating expenses	(5,131)	(4,242)	(888)	20.9
General administrative expenses	(4,658)	(3,891)	(768)	19.7
Personnel	(2,455)	(1,989)	(466)	23.4
Other general administrative expenses	(2,203)	(1,901)	(302)	15.9
Depreciation and amortisation	(473)	(352)	(121)	34.3

Net operating income	8,703	7,273	1,430	19.7

Net loan-loss provisions	(3,635)	(3,459)	(176)	5.1
Other income	(825)	(735)	(91)	12.3

Profit before taxes	4,243	3,080	1,163	37.8

Tax on profit	(1,018)	(878)	(140)	16.0

Profit from continuing operations	3,225	2,202	1,023	46.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,225	2,202	1,023	46.4

Minority interests	498	35	463	—

Attributable profit to the Group	2,727	2,167	559	25.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	88,800	73,964	14,835	20.1
Trading portfolio (w/o loans)	14,346	11,422	2,924	25.6
Available-for-sale financial assets	23,892	25,166	(1,275)	(5.1)
Due from credit institutions**	15,381	21,283	(5,903)	(27.7)
Intangible assets and property and equipment	4,667	3,826	841	22.0
Other assets	52,139	29,351	22,788	77.6

Total assets/liabilities & shareholders’ equity	199,224	165,013	34,211	20.7

Customer deposits**	100,761	86,558	14,203	16.4
Marketable debt securities**	9,002	6,182	2,820	45.6
Subordinated debt**	5,548	5,359	190	3.5
Insurance liabilities	3,184	7,764	(4,580)	(59.0)
Due to credit institutions**	28,965	18,758	10,207	54.4
Other liabilities	35,183	27,120	8,063	29.7
Shareholders’ equity***	16,581	13,272	3,309	24.9

Other customer funds under management	53,803	51,592	2,212	4.3

Mutual funds	48,178	46,780	1,398	3.0
Pension funds	—	—	—	—
Managed portfolios	5,543	4,249	1,294	30.5
Savings-insurance policies	82	563	(481)	(85.4)

Customer funds under management	169,115	149,691	19,425	13.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,302	2,698	3,075	3,348	3,295	3,323	3,484

Net fees	697	833	913	1,014	927	976	1,019
Gains (losses) on financial transactions	257	146	441	419	247	266	375
Other operating income*	57	45	51	(24)	6	(25)	(60)

Gross income	3,312	3,723	4,480	4,757	4,475	4,540	4,818

Operating expenses	(1,264)	(1,403)	(1,576)	(1,772)	(1,628)	(1,703)	(1,799)
General administrative expenses	(1,158)	(1,288)	(1,444)	(1,639)	(1,479)	(1,549)	(1,630)
Personnel	(592)	(668)	(729)	(848)	(774)	(814)	(868)
Other general administrative expenses	(567)	(620)	(715)	(791)	(706)	(735)	(762)
Depreciation and amortisation	(105)	(115)	(132)	(133)	(149)	(155)	(169)

Net operating income	2,048	2,320	2,905	2,985	2,847	2,837	3,019

Net loan-loss provisions	(920)	(1,079)	(1,460)	(1,440)	(1,308)	(1,240)	(1,088)
Other income	(216)	(296)	(223)	(181)	(318)	(226)	(282)

Profit before taxes	913	945	1,222	1,364	1,221	1,371	1,650

Tax on profit	(338)	(221)	(318)	(385)	(242)	(339)	(437)

Profit from continuing operations	575	724	903	979	979	1,033	1,213

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	575	724	903	979	979	1,033	1,213

Minority interests	7	12	16	133	146	154	198

Attributable profit to the Group	568	712	888	846	833	879	1,015

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	62,270	71,271	73,964	77,682	76,313	79,141	88,800
Trading portfolio (w/o loans)	11,082	10,338	11,422	11,625	13,240	20,240	14,346
Available-for-sale financial assets	13,209	17,783	25,166	27,201	21,447	24,212	23,892
Due from credit institutions**	18,543	22,849	21,283	16,365	12,653	12,476	15,381
Intangible assets and property and equipment	2,871	3,352	3,826	4,250	4,204	4,258	4,667
Other assets	22,318	27,783	29,351	34,710	38,979	42,058	52,139

Total assets/liabilities & shareholders’ equity	130,292	153,374	165,013	171,834	166,836	182,385	199,224

Customer deposits**	67,572	80,186	86,558	85,390	85,006	87,696	100,761
Marketable debt securities**	4,978	5,630	6,182	6,608	6,301	6,798	9,002
Subordinated debt**	4,073	4,851	5,359	5,528	5,525	5,603	5,548
Insurance liabilities	5,341	6,684	7,764	8,907	6,331	4,859	3,184
Due to credit institutions**	22,592	21,221	18,758	19,398	18,041	32,568	28,965
Other liabilities	15,332	23,146	27,120	30,654	28,607	28,427	35,183
Shareholders’ equity***	10,405	11,656	13,272	15,348	17,025	16,434	16,581

Other customer funds under management	35,368	42,928	51,592	54,698	55,221	54,746	53,803

Mutual funds	32,657	38,766	46,780	49,731	50,581	49,668	48,178
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,386	3,766	4,249	4,370	4,640	5,011	5,543
Savings-insurance policies	326	396	563	597	—	67	82

Customer funds under management	111,991	133,594	149,691	152,224	152,053	154,843	169,115

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	17,985	16,735	1,250	7.5

Net fees	5,203	5,063	139	2.8
Gains (losses) on financial transactions	1,582	1,749	(168)	(9.6)
Other operating income*	(140)	316	(456)	—

Gross income	24,630	23,864	766	3.2

Operating expenses	(9,135)	(8,792)	(343)	3.9
General administrative expenses	(8,293)	(8,062)	(231)	2.9
Personnel	(4,371)	(4,122)	(249)	6.0
Other general administrative expenses	(3,923)	(3,940)	18	(0.5)
Depreciation and amortisation	(841)	(729)	(112)	15.4

Net operating income	15,495	15,072	423	2.8

Net loan-loss provisions	(6,472)	(7,167)	695	(9.7)
Other income	(1,469)	(1,523)	53	(3.5)

Profit before taxes	7,554	6,382	1,171	18.4

Tax on profit	(1,812)	(1,819)	6	(0.3)

Profit from continuing operations	5,741	4,564	1,178	25.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,741	4,564	1,178	25.8

Minority interests	887	72	814	—

Attributable profit to the Group	4,855	4,491	363	8.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	150,956	131,583	19,373	14.7
Trading portfolio (w/o loans)	24,387	20,320	4,067	20.0
Available-for-sale financial assets	40,615	44,771	(4,156)	(9.3)
Due from credit institutions**	26,147	37,863	(11,717)	(30.9)
Intangible assets and property and equipment	7,934	6,806	1,128	16.6
Other assets	88,635	52,216	36,419	69.7

Total assets/liabilities & shareholders’ equity	338,672	293,559	45,114	15.4

Customer deposits**	171,290	153,987	17,303	11.2
Marketable debt securities**	15,304	10,998	4,305	39.1
Subordinated debt**	9,432	9,533	(101)	(1.1)
Insurance liabilities	5,412	13,812	(8,400)	(60.8)
Due to credit institutions**	49,239	33,371	15,868	47.5
Other liabilities	59,809	48,246	11,563	24.0
Shareholders’ equity***	28,187	23,611	4,576	19.4

Other customer funds under management	91,463	91,782	(319)	(0.3)

Mutual funds	81,900	83,221	(1,321)	(1.6)
Pension funds	—	—	—	—
Managed portfolios	9,423	7,560	1,864	24.7
Savings-insurance policies	140	1,001	(861)	(86.0)

Customer funds under management	287,489	266,301	21,188	8.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	5,334	5,618	5,783	5,918	5,937	5,956	6,092

Net fees	1,615	1,737	1,712	1,793	1,671	1,749	1,782
Gains (losses) on financial transactions	595	288	867	755	445	478	659
Other operating income*	131	92	93	(61)	11	(45)	(106)

Gross income	7,676	7,734	8,454	8,405	8,064	8,138	8,427

Operating expenses	(2,928)	(2,912)	(2,951)	(3,136)	(2,934)	(3,054)	(3,147)
General administrative expenses	(2,685)	(2,674)	(2,704)	(2,904)	(2,666)	(2,776)	(2,851)
Personnel	(1,371)	(1,389)	(1,362)	(1,504)	(1,394)	(1,459)	(1,518)
Other general administrative expenses	(1,313)	(1,285)	(1,342)	(1,400)	(1,272)	(1,318)	(1,333)
Depreciation and amortisation	(243)	(239)	(247)	(232)	(269)	(277)	(296)

Net operating income	4,747	4,821	5,503	5,270	5,130	5,085	5,280

Net loan-loss provisions	(2,131)	(2,247)	(2,789)	(2,548)	(2,357)	(2,222)	(1,894)
Other income	(500)	(621)	(401)	(293)	(573)	(404)	(492)

Profit before taxes	2,116	1,953	2,313	2,429	2,200	2,459	2,894

Tax on profit	(783)	(441)	(594)	(684)	(437)	(608)	(768)

Profit from continuing operations	1,333	1,512	1,719	1,745	1,764	1,851	2,127

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,333	1,512	1,719	1,745	1,764	1,851	2,127

Minority interests	17	25	30	261	263	276	347

Attributable profit to the Group	1,316	1,487	1,689	1,484	1,500	1,575	1,779

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	143,962	138,512	131,583	135,418	136,122	142,417	150,956
Trading portfolio (w/o loans)	25,622	20,091	20,320	20,266	23,618	36,423	24,387
Available-for-sale financial assets	30,537	34,560	44,771	47,418	38,255	43,570	40,615
Due from credit institutions**	42,869	44,405	37,863	28,528	22,570	22,450	26,147
Intangible assets and property and equipment	6,637	6,515	6,806	7,409	7,498	7,662	7,934
Other assets	51,598	53,995	52,216	60,507	69,529	75,684	88,635

Total assets/liabilities & shareholders’ equity	301,225	298,078	293,559	299,546	297,591	328,206	338,672

Customer deposits**	156,221	155,838	153,987	148,855	151,629	157,811	171,290
Marketable debt securities**	11,509	10,941	10,998	11,519	11,239	12,234	15,304
Subordinated debt**	9,416	9,428	9,533	9,637	9,855	10,082	9,432
Insurance liabilities	12,348	12,990	13,812	15,527	11,293	8,743	5,412
Due to credit institutions**	52,230	41,243	33,371	33,815	32,181	58,607	49,239
Other liabilities	35,446	44,984	48,246	53,438	51,027	51,155	59,809
Shareholders’ equity***	24,056	22,653	23,611	26,756	30,369	29,574	28,187

Other customer funds under management	81,769	83,429	91,782	95,351	98,500	98,517	91,463

Mutual funds	75,500	75,341	83,221	86,692	90,224	89,379	81,900
Pension funds	—	—	—	—	—	—	—
Managed portfolios	5,516	7,319	7,560	7,619	8,276	9,017	9,423
Savings-insurance policies	753	769	1,001	1,040	—	121	140

Customer funds under management	258,915	259,636	266,301	265,361	271,223	278,644	287,489

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,238	1,150	87	7.6

Net fees	427	389	38	9.7
Gains (losses) on financial transactions	165	302	(137)	(45.3)
Other operating income*	(8)	(15)	7	(44.4)

Gross income	1,822	1,827	(5)	(0.3)

Operating expenses	(681)	(600)	(82)	13.6
General administrative expenses	(602)	(535)	(66)	12.4
Personnel	(318)	(288)	(30)	10.4
Other general administrative expenses	(284)	(248)	(36)	14.6
Depreciation and amortisation	(80)	(65)	(15)	23.6

Net operating income	1,140	1,227	(86)	(7.0)

Net loan-loss provisions	(360)	(621)	261	(42.1)
Other income	(39)	(24)	(16)	67.6

Profit before taxes	741	582	159	27.3

Tax on profit	(132)	(113)	(19)	16.8

Profit from continuing operations	609	469	140	29.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	609	469	140	29.8

Minority interests	130	117	12	10.6

Attributable profit to the Group	479	352	127	36.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	14,346	11,431	2,914	25.5
Trading portfolio (w/o loans)	14,524	7,767	6,756	87.0
Available-for-sale financial assets	4,010	3,268	742	22.7
Due from credit institutions**	6,640	6,377	263	4.1
Intangible assets and property and equipment	372	355	17	4.7
Other assets	3,926	3,268	658	20.1

Total assets/liabilities & shareholders’ equity	43,816	32,467	11,350	35.0

Customer deposits**	19,356	15,002	4,355	29.0
Marketable debt securities**	378	699	(322)	(46.0)
Subordinated debt**	—	51	(51)	(100.0)
Insurance liabilities	295	189	105	55.7
Due to credit institutions**	8,601	8,538	63	0.7
Other liabilities	10,956	5,492	5,464	99.5
Shareholders’ equity***	4,230	2,494	1,736	69.6

Other customer funds under management	10,114	7,978	2,136	26.8

Mutual funds	10,009	7,925	2,083	26.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	105	53	52	99.2

Customer funds under management	29,848	23,731	6,117	25.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	19.49	17.12	2.37 p.
Efficiency ratio (with amortisations)	37.4	32.8	4.6 p.
NPL ratio	2.20	2.45	(0.25 p.	)
NPL coverage	199	221	(22 p.	)
Number of employees (direct & indirect)	12,435	12,869	(434)		(3.4)
Number of branches	1,093	1,087	6		0.6

Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	379	390	381	370	389	437	413

Net fees	125	134	131	120	134	149	144
Gains (losses) on financial transactions	109	125	68	29	64	34	68
Other operating income*	(9)	(3)	(2)	(4)	(7)	4	(5)

Gross income	603	646	577	516	579	623	619

Operating expenses	(201)	(199)	(200)	(200)	(211)	(234)	(236)
General administrative expenses	(181)	(176)	(178)	(178)	(187)	(204)	(210)
Personnel	(94)	(99)	(94)	(96)	(100)	(108)	(110)
Other general administrative expenses	(87)	(77)	(84)	(82)	(88)	(96)	(100)
Depreciation and amortisation	(19)	(23)	(22)	(22)	(24)	(30)	(26)

Net operating income	402	447	377	315	368	389	383

Net loan-loss provisions	(218)	(235)	(169)	(146)	(133)	(124)	(103)
Other income	(4)	(9)	(10)	(2)	(10)	(21)	(9)

Profit before taxes	180	204	198	167	225	245	271

Tax on profit	(32)	(42)	(40)	19	(32)	(53)	(47)

Profit from continuing operations	149	162	159	186	193	192	224

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	149	162	159	186	193	192	224

Minority interests	38	42	37	43	46	47	36

Attributable profit to the Group	111	119	121	143	146	145	188

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	12,295	12,800	11,431	11,489	12,546	14,334	14,346
Trading portfolio (w/o loans)	10,089	9,564	7,767	9,056	10,513	12,356	14,524
Available-for-sale financial assets	4,630	3,248	3,268	4,038	5,059	4,604	4,010
Due from credit institutions**	10,722	8,247	6,377	5,205	6,134	6,407	6,640
Intangible assets and property and equipment	379	380	355	367	399	407	372
Other assets	3,283	3,414	3,268	3,653	4,070	4,319	3,926

Total assets/liabilities & shareholders’ equity	41,398	37,652	32,467	33,808	38,721	42,427	43,816

Customer deposits**	18,675	16,178	15,002	15,879	17,777	19,317	19,356
Marketable debt securities**	2,223	2,156	699	419	416	485	378
Subordinated debt**	57	53	51	52	56	66	—
Insurance liabilities	131	163	189	226	260	320	295
Due to credit institutions**	10,465	9,340	8,538	8,739	8,613	7,795	8,601
Other liabilities	7,052	6,933	5,492	6,091	8,333	10,985	10,956
Shareholders’ equity***	2,795	2,827	2,494	2,402	3,266	3,459	4,230

Other customer funds under management	7,404	8,070	7,978	8,235	9,901	10,822	10,114

Mutual funds	7,361	8,019	7,925	8,148	9,801	10,709	10,009
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	42	51	53	87	100	112	105

Customer funds under management	28,359	26,457	23,731	24,585	28,150	30,690	29,848

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.80	3.04	2.45	1.84	1.86	1.77	2.20
NPL coverage	128	122	221	264	268	257	199

Spread (Retail Banking)	14.19	13.35	12.49	12.28	12.08	11.42	11.23

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03

Mexico
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,623	1,569	54	3.5

Net fees	560	530	29	5.5
Gains (losses) on financial transactions	217	412	(195)	(47.4)
Other operating income*	(11)	(20)	9	(46.5)

Gross income	2,389	2,491	(102)	(4.1)

Operating expenses	(893)	(818)	(75)	9.2
General administrative expenses	(789)	(730)	(59)	8.1
Personnel	(416)	(392)	(24)	6.2
Other general administrative expenses	(372)	(338)	(35)	10.2
Depreciation and amortisation	(105)	(88)	(17)	18.8

Net operating income	1,495	1,673	(178)	(10.6)

Net loan-loss provisions	(472)	(847)	375	(44.3)
Other income	(52)	(32)	(20)	61.1

Profit before taxes	972	794	178	22.4

Tax on profit	(174)	(155)	(19)	12.3

Profit from continuing operations	798	640	159	24.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	798	640	159	24.8

Minority interests	170	160	10	6.3

Attributable profit to the Group	628	480	149	31.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	19,579	16,739	2,840	17.0
Trading portfolio (w/o loans)	19,822	11,373	8,448	74.3
Available-for-sale financial assets	5,473	4,786	687	14.4
Due from credit institutions**	9,062	9,338	(276)	(3.0)
Intangible assets and property and equipment	507	520	(13)	(2.5)
Other assets	5,358	4,785	573	12.0

Total assets/liabilities & shareholders’ equity	59,801	47,541	12,259	25.8

Customer deposits**	26,418	21,967	4,451	20.3
Marketable debt securities**	516	1,024	(508)	(49.6)
Subordinated debt**	—	75	(75)	(100.0)
Insurance liabilities	403	277	125	45.1
Due to credit institutions**	11,739	12,503	(764)	(6.1)
Other liabilities	14,953	8,042	6,911	85.9
Shareholders’ equity***	5,773	3,652	2,121	58.1

Other customer funds under management	13,803	11,682	2,121	18.2

Mutual funds	13,660	11,605	2,055	17.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	143	77	66	85.7

Customer funds under management	40,737	34,749	5,988	17.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	493	531	545	546	537	554	532

Net fees	162	181	187	177	185	189	186
Gains (losses) on financial transactions	142	170	100	49	88	41	88
Other operating income*	(12)	(4)	(4)	(6)	(10)	6	(7)

Gross income	785	878	828	766	801	790	799

Operating expenses	(261)	(271)	(286)	(295)	(292)	(297)	(305)
General administrative expenses	(236)	(239)	(255)	(262)	(259)	(259)	(271)
Personnel	(123)	(135)	(135)	(141)	(138)	(137)	(142)
Other general administrative expenses	(113)	(105)	(120)	(121)	(121)	(122)	(129)
Depreciation and amortisation	(25)	(32)	(31)	(32)	(33)	(38)	(34)

Net operating income	524	607	542	471	509	493	494

Net loan-loss provisions	(283)	(319)	(245)	(220)	(183)	(156)	(133)
Other income	(6)	(12)	(15)	(3)	(14)	(27)	(11)

Profit before taxes	235	277	283	248	311	311	350

Tax on profit	(41)	(57)	(56)	24	(45)	(68)	(60)

Profit from continuing operations	194	220	226	272	267	242	289

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	194	220	226	272	267	242	289

Minority interests	49	57	53	63	64	60	46

Attributable profit to the Group	145	162	173	208	202	183	243

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	16,362	18,092	16,739	16,550	16,910	17,589	19,579
Trading portfolio (w/o loans)	13,427	13,517	11,373	13,046	14,170	15,161	19,822
Available-for-sale financial assets	6,162	4,590	4,786	5,817	6,819	5,650	5,473
Due from credit institutions**	14,269	11,656	9,338	7,498	8,268	7,862	9,062
Intangible assets and property and equipment	504	537	520	528	538	500	507
Other assets	4,369	4,825	4,785	5,263	5,486	5,300	5,358

Total assets/liabilities & shareholders’ equity	55,092	53,217	47,541	48,704	52,192	52,062	59,801

Customer deposits**	24,853	22,866	21,967	22,876	23,962	23,704	26,418
Marketable debt securities**	2,959	3,047	1,024	603	561	595	516
Subordinated debt**	76	75	75	75	75	81	—
Insurance liabilities	174	231	277	325	350	392	403
Due to credit institutions**	13,927	13,202	12,503	12,589	11,609	9,565	11,739
Other liabilities	9,385	9,800	8,042	8,775	11,233	13,480	14,953
Shareholders’ equity***	3,720	3,996	3,652	3,461	4,402	4,245	5,773

Other customer funds under management	9,853	11,407	11,682	11,863	13,345	13,279	13,803

Mutual funds	9,797	11,335	11,605	11,737	13,210	13,142	13,660
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	56	72	77	126	135	138	143

Customer funds under management	37,740	37,395	34,749	35,417	37,943	37,659	40,737

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	20,629	21,410	(781)	(3.6)

Net fees	7,112	7,239	(127)	(1.8)
Gains (losses) on financial transactions	2,754	5,618	(2,864)	(51.0)
Other operating income*	(136)	(273)	137	(50.2)

Gross income	30,359	33,994	(3,635)	(10.7)

Operating expenses	(11,355)	(11,163)	(192)	1.7
General administrative expenses	(10,025)	(9,961)	(64)	0.6
Personnel	(5,293)	(5,351)	59	(1.1)
Other general administrative expenses	(4,732)	(4,610)	(123)	2.7
Depreciation and amortisation	(1,330)	(1,202)	(128)	10.7

Net operating income	19,004	22,831	(3,827)	(16.8)

Net loan-loss provisions	(5,994)	(11,555)	5,561	(48.1)
Other income	(657)	(438)	(219)	50.1

Profit before taxes	12,353	10,838	1,515	14.0

Tax on profit	(2,208)	(2,111)	(97)	4.6

Profit from continuing operations	10,145	8,727	1,417	16.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	10,145	8,727	1,417	16.2

Minority interests	2,158	2,180	(22)	(1.0)

Attributable profit to the Group	7,986	6,547	1,439	22.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	245,681	225,716	19,965	8.8
Trading portfolio (w/o loans)	248,727	153,366	95,361	62.2
Available-for-sale financial assets	68,671	64,532	4,139	6.4
Due from credit institutions**	113,715	125,923	(12,208)	(9.7)
Intangible assets and property and equipment	6,366	7,013	(647)	(9.2)
Other assets	67,230	64,521	2,709	4.2

Total assets/liabilities & shareholders’ equity	750,392	641,071	109,320	17.1

Customer deposits**	331,494	296,217	35,278	11.9
Marketable debt securities**	6,472	13,811	(7,339)	(53.1)
Subordinated debt**	—	1,014	(1,014)	(100.0)
Insurance liabilities	5,052	3,742	1,310	35.0
Due to credit institutions**	147,304	168,596	(21,292)	(12.6)
Other liabilities	187,634	108,446	79,188	73.0
Shareholders’ equity***	72,435	49,245	23,190	47.1

Other customer funds under management	173,206	157,533	15,673	9.9

Mutual funds	171,407	156,491	14,915	9.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	1,800	1,042	758	72.8

Customer funds under management	511,173	468,575	42,598	9.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	7,102	7,079	7,230	7,140	6,855	6,965	6,809

Net fees	2,333	2,424	2,481	2,317	2,360	2,369	2,383
Gains (losses) on financial transactions	2,042	2,274	1,302	601	1,129	507	1,118
Other operating income*	(176)	(49)	(48)	(74)	(127)	76	(85)

Gross income	11,301	11,728	10,964	9,985	10,218	9,917	10,224

Operating expenses	(3,760)	(3,608)	(3,795)	(3,861)	(3,724)	(3,726)	(3,904)
General administrative expenses	(3,397)	(3,184)	(3,381)	(3,435)	(3,306)	(3,250)	(3,469)
Personnel	(1,770)	(1,797)	(1,784)	(1,849)	(1,756)	(1,721)	(1,816)
Other general administrative expenses	(1,626)	(1,387)	(1,597)	(1,586)	(1,550)	(1,529)	(1,654)
Depreciation and amortisation	(363)	(425)	(414)	(426)	(419)	(476)	(435)

Net operating income	7,541	8,120	7,170	6,124	6,493	6,191	6,320

Net loan-loss provisions	(4,079)	(4,259)	(3,217)	(2,852)	(2,339)	(1,952)	(1,703)
Other income	(80)	(161)	(197)	(39)	(179)	(335)	(143)

Profit before taxes	3,382	3,700	3,756	3,233	3,975	3,904	4,474

Tax on profit	(594)	(765)	(751)	341	(573)	(861)	(774)

Profit from continuing operations	2,788	2,935	3,004	3,575	3,402	3,043	3,700

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	2,788	2,935	3,004	3,575	3,402	3,043	3,700

Minority interests	706	768	706	834	820	748	591

Attributable profit to the Group	2,082	2,167	2,298	2,741	2,582	2,295	3,109

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	230,686	237,489	225,716	217,391	208,977	225,558	245,681
Trading portfolio (w/o loans)	189,294	177,439	153,366	171,364	175,117	194,430	248,727
Available-for-sale financial assets	86,876	60,255	64,532	76,410	84,265	72,457	68,671
Due from credit institutions**	201,168	153,006	125,923	98,490	102,177	100,819	113,715
Intangible assets and property and equipment	7,103	7,053	7,013	6,937	6,649	6,411	6,366
Other assets	61,592	63,335	64,521	69,132	67,799	67,969	67,230

Total assets/liabilities & shareholders’ equity	776,720	698,576	641,071	639,723	644,984	667,643	750,392

Customer deposits**	350,387	300,159	296,217	300,471	296,120	303,977	331,494
Marketable debt securities**	41,714	39,999	13,811	7,923	6,937	7,634	6,472
Subordinated debt**	1,066	991	1,014	982	927	1,035	—
Insurance liabilities	2,457	3,032	3,742	4,273	4,325	5,030	5,052
Due to credit institutions**	196,344	173,297	168,596	165,361	143,463	122,659	147,304
Other liabilities	132,309	128,642	108,446	115,255	138,813	172,870	187,634
Shareholders’ equity***	52,443	52,457	49,245	45,458	54,399	54,437	72,435

Other customer funds under management	138,913	149,734	157,533	155,821	164,917	170,295	173,206

Mutual funds	138,119	148,790	156,491	154,171	163,250	168,527	171,407
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	794	944	1,042	1,650	1,668	1,769	1,800

Customer funds under management	532,080	490,883	468,575	465,197	468,902	482,943	511,173

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,130	869	260	30.0

Net fees	297	262	35	13.3
Gains (losses) on financial transactions	76	181	(105)	(57.8)
Other operating income*	22	25	(3)	(11.2)

Gross income	1,526	1,338	188	14.0

Operating expenses	(540)	(443)	(97)	21.9
General administrative expenses	(478)	(393)	(85)	21.5
Personnel	(299)	(239)	(60)	24.9
Other general administrative expenses	(179)	(154)	(25)	16.2
Depreciation and amortisation	(62)	(50)	(12)	25.0

Net operating income	986	895	91	10.1

Net loan-loss provisions	(264)	(342)	77	(22.6)
Other income	(4)	16	(20)	—

Profit before taxes	718	569	149	26.1

Tax on profit	(98)	(87)	(11)	12.9

Profit from continuing operations	620	483	137	28.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	620	483	137	28.5

Minority interests	129	92	37	39.8

Attributable profit to the Group	491	391	101	25.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	23,587	17,552	6,035	34.4
Trading portfolio (w/o loans)	4,346	3,241	1,105	34.1
Available-for-sale financial assets	3,081	2,601	480	18.5
Due from credit institutions**	2,235	1,895	340	17.9
Intangible assets and property and equipment	348	316	31	9.9
Other assets	2,861	1,394	1,467	105.2

Total assets/liabilities & shareholders’ equity	36,458	27,000	9,458	35.0

Customer deposits**	16,674	12,880	3,793	29.5
Marketable debt securities**	4,929	2,614	2,315	88.6
Subordinated debt**	1,076	776	300	38.7
Insurance liabilities	292	167	126	75.3
Due to credit institutions**	4,598	5,032	(434)	(8.6)
Other liabilities	6,707	3,922	2,785	71.0
Shareholders’ equity***	2,181	1,609	573	35.6

Other customer funds under management	5,246	4,492	755	16.8

Mutual funds	5,189	4,463	726	16.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	57	28	29	102.9

Customer funds under management	27,925	20,761	7,164	34.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	29.10	29.45	(0.35 p.	)
Efficiency ratio (with amortisations)	35.4	33.1	2.3 p.
NPL ratio	3.58	3.38	0.20 p.
NPL coverage	94	94	(1 p.	)
Number of employees (direct & indirect)	11,629	11,920	(291)		(2.4)
Number of branches	500	502	(2)		(0.4)

Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	245	327	298	321	344	394	392

Net fees	83	89	90	93	91	102	104
Gains (losses) on financial transactions	108	34	39	29	42	11	23
Other operating income*	10	11	4	9	1	12	9

Gross income	446	461	431	452	478	520	528

Operating expenses	(142)	(152)	(149)	(151)	(162)	(188)	(189)
General administrative expenses	(127)	(134)	(132)	(134)	(142)	(166)	(169)
Personnel	(77)	(82)	(80)	(82)	(86)	(107)	(105)
Other general administrative expenses	(50)	(52)	(52)	(52)	(56)	(59)	(64)
Depreciation and amortisation	(15)	(17)	(17)	(18)	(20)	(22)	(20)

Net operating income	303	310	282	300	316	331	339

Net loan-loss provisions	(135)	(114)	(93)	(76)	(111)	(89)	(65)
Other income	7	5	4	19	(7)	8	(5)

Profit before taxes	176	200	193	243	198	250	269

Tax on profit	(29)	(29)	(29)	(27)	(30)	(37)	(30)

Profit from continuing operations	146	171	165	217	168	213	239

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	146	171	165	217	168	213	239

Minority interests	29	31	31	44	34	46	49

Attributable profit to the Group	117	140	133	173	134	167	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	18,836	18,541	17,552	19,379	20,313	22,470	23,587
Trading portfolio (w/o loans)	2,764	3,024	3,241	2,508	3,862	4,214	4,346
Available-for-sale financial assets	2,173	2,045	2,601	2,815	2,654	2,460	3,081
Due from credit institutions**	2,615	2,286	1,895	2,531	2,148	2,728	2,235
Intangible assets and property and equipment	338	343	316	352	353	349	348
Other assets	1,519	1,480	1,394	2,631	2,496	2,341	2,861

Total assets/liabilities & shareholders’ equity	28,244	27,719	27,000	30,216	31,825	34,561	36,458

Customer deposits**	15,281	14,640	12,880	14,624	14,934	16,666	16,674
Marketable debt securities**	2,549	2,669	2,614	3,183	3,191	3,887	4,929
Subordinated debt**	850	824	776	813	858	970	1,076
Insurance liabilities	121	137	167	198	229	271	292
Due to credit institutions**	4,337	4,138	5,032	6,257	5,689	5,593	4,598
Other liabilities	3,010	3,527	3,922	3,454	4,476	4,939	6,707
Shareholders’ equity***	2,097	1,783	1,609	1,687	2,449	2,236	2,181

Other customer funds under management	4,159	4,581	4,492	5,328	5,281	5,423	5,246

Mutual funds	4,153	4,575	4,463	5,290	5,241	5,370	5,189
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	6	7	28	39	40	53	57

Customer funds under management	22,840	22,715	20,761	23,948	24,264	26,946	27,925

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.05	3.30	3.38	3.20	3.36	3.31	3.58
NPL coverage	95	94	94	89	99	97	94

Spread (Retail Banking)	7.92	7.81	7.48	7.38	7.49	7.33	7.03

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27

Chile
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,482	1,186	296	25.0

Net fees	390	358	32	9.0
Gains (losses) on financial transactions	100	247	(147)	(59.5)
Other operating income*	29	35	(5)	(14.7)

Gross income	2,001	1,825	176	9.7

Operating expenses	(708)	(604)	(104)	17.2
General administrative expenses	(627)	(536)	(90)	16.8
Personnel	(391)	(326)	(66)	20.1
Other general administrative expenses	(235)	(210)	(25)	11.7
Depreciation and amortisation	(81)	(68)	(14)	20.2

Net operating income	1,293	1,221	72	5.9

Net loan-loss provisions	(347)	(466)	119	(25.6)
Other income	(5)	21	(27)	—

Profit before taxes	941	776	165	21.2

Tax on profit	(128)	(118)	(10)	8.5

Profit from continuing operations	813	658	155	23.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	813	658	155	23.5

Minority interests	169	125	43	34.5

Attributable profit to the Group	644	533	112	21.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	32,192	25,702	6,490	25.3
Trading portfolio (w/o loans)	5,932	4,746	1,186	25.0
Available-for-sale financial assets	4,205	3,808	397	10.4
Due from credit institutions**	3,050	2,775	275	9.9
Intangible assets and property and equipment	474	463	11	2.4
Other assets	3,905	2,042	1,863	91.3

Total assets/liabilities & shareholders’ equity	49,758	39,535	10,222	25.9

Customer deposits**	22,756	18,860	3,896	20.7
Marketable debt securities**	6,727	3,827	2,899	75.8
Subordinated debt**	1,469	1,136	333	29.3
Insurance liabilities	399	244	155	63.4
Due to credit institutions**	6,275	7,368	(1,093)	(14.8)
Other liabilities	9,154	5,744	3,411	59.4
Shareholders’ equity***	2,977	2,356	622	26.4

Other customer funds under management	7,160	6,577	583	8.9

Mutual funds	7,082	6,536	546	8.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	78	41	37	89.1

Customer funds under management	38,112	30,401	7,711	25.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	319	442	425	469	475	501	505

Net fees	108	121	128	137	126	129	135
Gains (losses) on financial transactions	140	49	58	45	58	12	30
Other operating income*	13	15	7	13	1	16	12

Gross income	580	627	617	664	661	659	682

Operating expenses	(185)	(206)	(212)	(222)	(224)	(239)	(244)
General administrative expenses	(166)	(183)	(188)	(197)	(197)	(211)	(219)
Personnel	(100)	(112)	(114)	(120)	(119)	(136)	(136)
Other general administrative expenses	(65)	(71)	(74)	(76)	(77)	(75)	(83)
Depreciation and amortisation	(20)	(23)	(25)	(26)	(28)	(28)	(26)

Net operating income	395	421	405	442	437	419	437

Net loan-loss provisions	(176)	(156)	(134)	(115)	(153)	(111)	(82)
Other income	9	6	6	27	(9)	11	(7)

Profit before taxes	229	272	276	354	274	319	348

Tax on profit	(38)	(39)	(41)	(39)	(42)	(47)	(39)

Profit from continuing operations	191	232	235	314	232	272	309

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	191	232	235	314	232	272	309

Minority interests	38	42	45	64	46	59	63

Attributable profit to the Group	152	190	190	250	186	213	246

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	25,066	26,206	25,702	27,917	27,380	27,572	32,192
Trading portfolio (w/o loans)	3,678	4,274	4,746	3,614	5,205	5,171	5,932
Available-for-sale financial assets	2,892	2,891	3,808	4,056	3,577	3,018	4,205
Due from credit institutions**	3,480	3,232	2,775	3,646	2,895	3,348	3,050
Intangible assets and property and equipment	449	484	463	506	475	428	474
Other assets	2,021	2,092	2,042	3,790	3,365	2,873	3,905

Total assets/liabilities & shareholders’ equity	37,587	39,178	39,535	43,529	42,897	42,410	49,758

Customer deposits**	20,336	20,693	18,860	21,067	20,130	20,450	22,756
Marketable debt securities**	3,392	3,773	3,827	4,585	4,301	4,770	6,727
Subordinated debt**	1,131	1,165	1,136	1,172	1,157	1,190	1,469
Insurance liabilities	161	194	244	285	308	333	399
Due to credit institutions**	5,771	5,848	7,368	9,014	7,668	6,863	6,275
Other liabilities	4,005	4,985	5,744	4,976	6,033	6,060	9,154
Shareholders’ equity***	2,790	2,520	2,356	2,430	3,301	2,744	2,977

Other customer funds under management	5,535	6,475	6,577	7,676	7,118	6,655	7,160

Mutual funds	5,527	6,466	6,536	7,620	7,065	6,590	7,082
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	8	9	41	56	54	65	78

Customer funds under management	30,395	32,105	30,401	34,500	32,705	33,065	38,112

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	770,849	677,402	93,447	13.8

Net fees	202,798	204,383	(1,585)	(0.8)
Gains (losses) on financial transactions	52,070	141,060	(88,990)	(63.1)
Other operating income*	15,325	19,721	(4,396)	(22.3)

Gross income	1,041,042	1,042,565	(1,523)	(0.1)

Operating expenses	(368,286)	(345,002)	(23,284)	6.7
General administrative expenses	(325,949)	(306,334)	(19,616)	6.4
Personnel	(203,662)	(186,156)	(17,506)	9.4
Other general administrative expenses	(122,287)	(120,178)	(2,109)	1.8
Depreciation and amortisation	(42,336)	(38,668)	(3,668)	9.5

Net operating income	672,756	697,563	(24,807)	(3.6)

Net loan-loss provisions	(180,280)	(266,147)	85,867	(32.3)
Other income	(2,815)	12,093	(14,908)	—

Profit before taxes	489,662	443,510	46,152	10.4

Tax on profit	(66,680)	(67,475)	795	(1.2)

Profit from continuing operations	422,981	376,034	46,947	12.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	422,981	376,034	46,947	12.5

Minority interests	87,696	71,624	16,073	22.4

Attributable profit to the Group	335,285	304,411	30,874	10.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	15,598,568	14,073,134	1,525,433	10.8
Trading portfolio (w/o loans)	2,874,228	2,598,537	275,691	10.6
Available-for-sale financial assets	2,037,373	2,085,028	(47,655)	(2.3)
Due from credit institutions**	1,477,963	1,519,456	(41,493)	(2.7)
Intangible assets and property and equipment	229,898	253,627	(23,729)	(9.4)
Other assets	1,892,025	1,117,858	774,167	69.3

Total assets/liabilities & shareholders’ equity	24,110,055	21,647,640	2,462,415	11.4

Customer deposits**	11,026,419	10,327,008	699,411	6.8
Marketable debt securities**	3,259,387	2,095,610	1,163,778	55.5
Subordinated debt**	711,860	622,146	89,714	14.4
Insurance liabilities	193,391	133,754	59,637	44.6
Due to credit institutions**	3,040,695	4,034,388	(993,693)	(24.6)
Other liabilities	4,435,695	3,144,869	1,290,826	41.0
Shareholders’ equity***	1,442,607	1,289,866	152,742	11.8

Other customer funds under management	3,469,531	3,601,321	(131,790)	(3.7)

Mutual funds	3,431,628	3,578,676	(147,048)	(4.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	37,903	22,645	15,258	67.4

Customer funds under management	18,467,198	16,646,084	1,821,113	10.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	192,686	252,445	232,271	245,138	246,773	266,235	257,841

Net fees	65,590	68,777	70,016	71,324	65,451	68,497	68,849
Gains (losses) on financial transactions	84,842	25,826	30,392	21,632	30,219	6,748	15,102
Other operating income*	7,849	8,424	3,448	6,961	590	8,598	6,137

Gross income	350,966	355,472	336,127	345,054	343,034	350,079	347,929

Operating expenses	(112,051)	(116,938)	(116,013)	(115,615)	(116,424)	(127,118)	(124,744)
General administrative expenses	(100,147)	(103,588)	(102,598)	(102,152)	(102,097)	(112,182)	(111,670)
Personnel	(60,712)	(63,358)	(62,085)	(62,662)	(61,980)	(72,207)	(69,475)
Other general administrative expenses	(39,435)	(40,230)	(40,513)	(39,490)	(40,117)	(39,975)	(42,195)
Depreciation and amortisation	(11,904)	(13,349)	(13,415)	(13,463)	(14,327)	(14,935)	(13,074)

Net operating income	238,916	238,534	220,113	229,439	226,610	222,961	223,185

Net loan-loss provisions	(106,137)	(87,686)	(72,324)	(57,587)	(79,655)	(59,113)	(41,511)
Other income	5,573	3,531	2,990	14,590	(4,763)	5,578	(3,630)

Profit before taxes	138,351	154,379	150,780	186,442	142,192	169,425	178,044

Tax on profit	(23,014)	(22,185)	(22,277)	(20,287)	(21,780)	(25,058)	(19,842)

Profit from continuing operations	115,337	132,194	128,503	166,155	120,412	144,367	158,202

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	115,337	132,194	128,503	166,155	120,412	144,367	158,202

Minority interests	23,147	23,938	24,539	33,923	24,106	31,381	32,209

Attributable profit to the Group	92,190	108,256	103,964	132,233	96,306	112,985	125,993

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	14,552,351	13,889,053	14,073,134	14,160,779	14,400,683	15,011,786	15,598,568
Trading portfolio (w/o loans)	2,135,485	2,265,010	2,598,537	1,833,019	2,737,538	2,815,194	2,874,228
Available-for-sale financial assets	1,678,929	1,532,075	2,085,028	2,057,305	1,881,218	1,643,376	2,037,373
Due from credit institutions**	2,020,461	1,712,758	1,519,456	1,849,613	1,522,675	1,822,602	1,477,963
Intangible assets and property and equipment	260,761	256,655	253,627	256,862	249,913	232,911	229,898
Other assets	1,173,288	1,108,846	1,117,858	1,922,558	1,769,688	1,563,996	1,892,025

Total assets/liabilities & shareholders’ equity	21,821,275	20,764,397	21,647,640	22,080,136	22,561,716	23,089,865	24,110,055

Customer deposits**	11,806,277	10,967,042	10,327,008	10,686,115	10,587,234	11,134,231	11,026,419
Marketable debt securities**	1,969,513	1,999,484	2,095,610	2,325,952	2,261,850	2,596,900	3,259,387
Subordinated debt**	656,441	617,396	622,146	594,247	608,269	647,889	711,860
Insurance liabilities	93,554	102,888	133,754	144,628	162,235	181,090	193,391
Due to credit institutions**	3,350,489	3,099,571	4,034,388	4,572,448	4,033,187	3,736,344	3,040,695
Other liabilities	2,325,195	2,642,210	3,144,869	2,523,885	3,173,023	3,299,430	4,435,695
Shareholders’ equity**	1,619,806	1,335,806	1,289,866	1,232,860	1,735,919	1,493,979	1,442,607

Other customer funds under management	3,213,503	3,431,922	3,601,321	3,893,733	3,743,867	3,623,158	3,469,531

Mutual funds	3,208,585	3,426,996	3,578,676	3,865,472	3,715,689	3,587,894	3,431,628
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	4,918	4,925	22,645	28,261	28,178	35,264	37,903

Customer funds under management	17,645,734	17,015,844	16,646,084	17,500,046	17,201,221	18,002,179	18,467,198

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,320	807	513	63.5

Net fees	312	282	30	10.6
Gains (losses) on financial transactions	7	47	(41)	(85.8)
Other operating income*	(51)	(82)	32	(38.4)

Gross income	1,589	1,055	534	50.6

Operating expenses	(697)	(663)	(35)	5.3
General administrative expenses	(619)	(579)	(40)	6.9
Personnel	(349)	(349)	(0)	0.0
Other general administrative expenses	(270)	(230)	(40)	17.4
Depreciation and amortisation	(78)	(84)	5	(6.2)

Net operating income	891	393	499	127.1

Net loan-loss provisions	(453)	(426)	(28)	6.5
Other income	(17)	(19)	2	(10.0)

Profit before taxes	421	(52)	473	—

Tax on profit	(128)	24	(152)	—

Profit from continuing operations	293	(29)	321	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	293	(29)	321	—

Minority interests	—	—	—	—

Attributable profit to the Group	293	(29)	321	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	35,565	34,409	1,155	3.4
Trading portfolio (w/o loans)	252	203	48	23.8
Available-for-sale financial assets	8,860	9,100	(240)	(2.6)
Due from credit institutions**	530	767	(237)	(30.9)
Intangible assets and property and equipment	464	399	65	16.4
Other assets	5,075	2,910	2,165	74.4

Total assets/liabilities & shareholders’ equity	50,745	47,788	2,957	6.2

Customer deposits**	30,291	31,634	(1,343)	(4.2)
Marketable debt securities**	1,834	9,740	(7,906)	(81.2)
Subordinated debt**	2,692	2,366	326	13.8
Insurance liabilities	—	—	—	—
Due to credit institutions**	10,691	516	10,174	—
Other liabilities	2,289	1,386	903	65.1
Shareholders’ equity***	2,948	2,146	802	37.4

Other customer funds under management	54	447	(393)	(88.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	54	447	(393)	(88.0)
Savings-insurance policies	—	—	—	—
Customer funds under management	34,871	44,187	(9,316)	(21.1)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	13.89	—	13.89 p.
Efficiency ratio (with amortisations)	43.9	62.8	(18.9 p.	)
NPL ratio	4.80	4.82	(0.02 p.	)
NPL coverage	72	68	3 p.
Number of employees (direct & indirect)	8,539	9,082	(543)		(6.0)
Number of branches	720	723	(3)		(0.4)

Sovereign
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	203	307	298	353	413	457	451

Net fees	70	109	104	98	96	112	105
Gains (losses) on financial transactions	(10)	40	18	(35)	6	(13)	14
Other operating income*	(6)	(52)	(23)	(9)	(16)	(18)	(17)

Gross income	257	403	395	408	498	538	553

Operating expenses	(191)	(245)	(226)	(218)	(219)	(236)	(242)
General administrative expenses	(169)	(213)	(197)	(187)	(193)	(210)	(216)
Personnel	(105)	(128)	(116)	(108)	(107)	(116)	(126)
Other general administrative expenses	(64)	(85)	(81)	(79)	(85)	(94)	(91)
Depreciation and amortisation	(22)	(32)	(30)	(31)	(27)	(26)	(25)

Net operating income	65	158	169	190	279	302	311

Net loan-loss provisions	(94)	(176)	(155)	(146)	(167)	(140)	(146)
Other income	(1)	(0)	(18)	(39)	(9)	(14)	5

Profit before taxes	(29)	(19)	(4)	5	104	147	170

Tax on profit	10	12	2	(2)	(35)	(44)	(49)

Profit from continuing operations	(20)	(7)	(2)	3	69	103	121

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	(20)	(7)	(2)	3	69	103	121

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	(20)	(7)	(2)	3	69	103	121

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	41,466	37,564	34,409	34,605	38,441	39,849	35,565
Trading portfolio (w/o loans)	346	204	203	163	191	249	252
Available-for-sale financial assets	6,531	7,609	9,100	9,568	10,758	11,587	8,860
Due from credit institutions**	284	422	767	496	315	718	530
Intangible assets and property and equipment	590	511	399	391	438	481	464
Other assets	7,920	5,446	2,910	3,568	3,244	3,785	5,075

Total assets/liabilities & shareholders’ equity	57,137	51,756	47,788	48,791	53,387	56,669	50,745

Customer deposits**	38,108	34,934	31,634	30,888	31,352	33,837	30,291
Marketable debt securities**	12,150	10,291	9,740	11,236	12,652	13,864	1,834
Subordinated debt**	1,811	2,517	2,366	2,129	2,763	2,913	2,692
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	1,864	1,402	516	736	1,439	52	10,691
Other liabilities	1,444	1,539	1,386	1,689	2,272	2,729	2,289
Shareholders’ equity***	1,760	1,072	2,146	2,113	2,909	3,274	2,948

Other customer funds under management	589	538	447	327	229	92	54

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	589	538	447	327	229	92	54
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	52,659	48,280	44,187	44,581	46,996	50,706	34,871

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.98	4.34	4.82	5.35	5.14	5.11	4.80
NPL coverage	66	67	68	62	64	67	72

Spread (Retail Banking)	7.86	7.61	7.84	7.20	7.21	6.91	6.88

Spread loans	5.33	5.86	6.15	5.77	5.84	5.70	5.72
Spread deposits	2.53	1.75	1.69	1.43	1.37	1.21	1.16

Sovereign
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,731	1,101	630	57.2

Net fees	410	385	25	6.4
Gains (losses) on financial transactions	9	65	(56)	(86.4)
Other operating income*	(66)	(112)	46	(40.8)

Gross income	2,083	1,439	644	44.8

Operating expenses	(915)	(904)	(11)	1.2
General administrative expenses	(812)	(789)	(22)	2.8
Personnel	(458)	(476)	18	(3.8)
Other general administrative expenses	(354)	(313)	(40)	12.9
Depreciation and amortisation	(103)	(114)	11	(9.9)

Net operating income	1,169	535	633	118.3

Net loan-loss provisions	(594)	(580)	(14)	2.4
Other income	(22)	(26)	4	(13.5)

Profit before taxes	552	(71)	623	—

Tax on profit	(168)	32	(200)	—

Profit from continuing operations	384	(39)	423	—

Net profit from discontinued operations	—	—	—	—

Consolidated profit	384	(39)	423	—

Minority interests	—	—	—	—

Attributable profit to the Group	384	(39)	423	—

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	48,539	50,385	(1,847)	(3.7)
Trading portfolio (w/o loans)	344	298	46	15.4
Available-for-sale financial assets	12,092	13,325	(1,233)	(9.3)
Due from credit institutions**	723	1,124	(400)	(35.6)
Intangible assets and property and equipment	633	584	50	8.5
Other assets	6,926	4,261	2,665	62.5

Total assets/liabilities & shareholders’ equity	69,256	69,976	(720)	(1.0)

Customer deposits**	41,341	46,321	(4,980)	(10.8)
Marketable debt securities**	2,503	14,263	(11,759)	(82.4)
Subordinated debt**	3,674	3,465	209	6.0
Insurance liabilities	—	—	—	—
Due to credit institutions**	14,590	756	13,835	—
Other liabilities	3,124	2,030	1,095	53.9
Shareholders’ equity***	4,024	3,142	882	28.1

Other customer funds under management	73	654	(581)	(88.8)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	73	654	(581)	(88.8)
Savings-insurance policies	—	—	—	—

Customer funds under management	47,591	64,702	(17,111)	(26.4)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	264	414	422	513	570	580	581

Net fees	91	147	147	144	132	142	135
Gains (losses) on financial transactions	(13)	52	25	(47)	8	(17)	18
Other operating income*	(8)	(70)	(34)	(14)	(22)	(22)	(21)

Gross income	334	544	561	595	688	682	713

Operating expenses	(249)	(332)	(323)	(321)	(303)	(300)	(312)
General administrative expenses	(220)	(289)	(280)	(276)	(266)	(266)	(279)
Personnel	(136)	(174)	(166)	(160)	(148)	(147)	(162)
Other general administrative expenses	(84)	(115)	(115)	(116)	(118)	(119)	(117)
Depreciation and amortisation	(29)	(43)	(42)	(45)	(37)	(33)	(33)

Net operating income	85	212	238	274	385	382	401

Net loan-loss provisions	(122)	(238)	(221)	(214)	(230)	(175)	(189)
Other income	(1)	(0)	(24)	(55)	(12)	(18)	7

Profit before taxes	(38)	(26)	(7)	6	143	189	220

Tax on profit	12	16	3	(2)	(48)	(57)	(64)

Profit from continuing operations	(25)	(10)	(4)	4	95	132	157

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	(25)	(10)	(4)	4	95	132	157

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	(25)	(10)	(4)	4	95	132	157

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	55,183	53,093	50,385	49,852	51,815	48,898	48,539
Trading portfolio (w/o loans)	461	288	298	235	258	306	344
Available-for-sale financial assets	8,691	10,755	13,325	13,784	14,500	14,218	12,092
Due from credit institutions**	378	596	1,124	714	425	881	723
Intangible assets and property and equipment	785	723	584	564	590	590	633
Other assets	10,540	7,697	4,261	5,140	4,373	4,644	6,926

Total assets/liabilities & shareholders’ equity	76,037	73,151	69,976	70,289	71,961	69,539	69,256

Customer deposits**	50,715	49,376	46,321	44,497	42,259	41,522	41,341
Marketable debt securities**	16,169	14,545	14,263	16,187	17,054	17,012	2,503
Subordinated debt**	2,411	3,558	3,465	3,068	3,724	3,575	3,674
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	2,481	1,982	756	1,061	1,939	63	14,590
Other liabilities	1,921	2,175	2,030	2,433	3,063	3,348	3,124
Shareholders’ equity***	2,342	1,515	3,142	3,043	3,922	4,018	4,024

Other customer funds under management	784	760	654	472	309	112	73

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	784	760	654	472	309	112	73
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	70,078	68,239	64,702	64,223	63,346	62,221	47,591

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	(2,044)	(1,705)	(339)	19.9

Net fees	(32)	0	(32)	—
Gains (losses) on financial transactions	(226)	402	(628)	—
Dividends	42	102	(60)	(58.9)
Income from equity-accounted method	(2)	(11)	9	(82.8)
Other operating income/expenses	100	29	71	241.5

Gross income	(2,162)	(1,183)	(979)	82.8

Operating expenses	(629)	(600)	(29)	4.9
General administrative expenses	(527)	(500)	(27)	5.3
Personnel	(206)	(227)	21	(9.1)
Other general administrative expenses	(321)	(274)	(47)	17.2
Depreciation and amortisation	(102)	(99)	(3)	2.8

Net operating income	(2,791)	(1,782)	(1,009)	56.6

Net loan-loss provisions	(87)	(27)	(61)	226.4
Other income	(432)	(555)	124	(22.3)

Profit before taxes (w/o capital gains)	(3,310)	(2,364)	(946)	40.0

Tax on profit	918	1,038	(119)	(11.5)

Profit from continuing operations (w/o capital gains)	(2,391)	(1,326)	(1,065)	80.3

Net profit from discontinued operations	(10)	(3)	(7)	228.3

Consolidated profit (w/o capital gains)	(2,402)	(1,330)	(1,072)	80.6

Minority interests	1	(12)	13	—

Attributable profit to the Group (w/o capital gains)	(2,403)	(1,317)	(1,086)	82.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	(2,403)	(1,317)	(1,086)	82.4

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,751	4,194	557	13.3
Available-for-sale financial assets	21,063	27,349	(6,286)	(23.0)
Investments	37	31	6	20.9
Goodwill	23,928	23,474	454	1.9
Liquidity lent to the Group	39,795	56,506	(16,712)	(29.6)
Capital assigned to Group areas	64,324	50,911	13,413	26.3
Other assets	67,356	68,225	(868)	(1.3)

Total assets/liabilities & shareholders’ equity	221,255	230,691	(9,435)	(4.1)

Customer deposits*	14,495	1,081	13,414	—
Marketable debt securities*	74,396	86,032	(11,635)	(13.5)
Subordinated debt	13,866	20,121	(6,256)	(31.1)
Other liabilities	52,032	58,561	(6,529)	(11.1)
Group capital and reserves**	68,786	64,895	3,891	6.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	102,757	107,234	(4,477)	(4.2)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	2,507	1,720	787	45.8

Corporate Activities
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	(637)	(588)	(480)	(505)	(606)	(702)	(736)

Net fees	13	(1)	(12)	(6)	(2)	(10)	(21)
Gains (losses) on financial transactions	113	294	(6)	229	(55)	(73)	(97)
Dividends	23	51	28	20	6	24	12
Income from equity-accounted method	(16)	7	(1)	(5)	(1)	(1)	1
Other operating income/expenses	9	20	0	23	30	33	37

Gross income	(496)	(217)	(470)	(244)	(629)	(729)	(804)

Operating expenses	(220)	(211)	(168)	(210)	(227)	(193)	(209)
General administrative expenses	(185)	(175)	(141)	(195)	(188)	(167)	(172)
Personnel	(87)	(75)	(65)	(81)	(92)	(42)	(72)
Other general administrative expenses	(98)	(100)	(75)	(114)	(96)	(125)	(99)
Depreciation and amortisation	(35)	(36)	(28)	(15)	(39)	(26)	(38)

Net operating income	(716)	(428)	(638)	(454)	(856)	(922)	(1,013)

Net loan-loss provisions	2	9	(38)	76	(38)	(22)	(27)
Other income	(126)	(232)	(197)	(293)	(91)	(155)	(186)

Profit before taxes (w/o capital gains)	(840)	(651)	(873)	(670)	(985)	(1,099)	(1,226)

Tax on profit	352	286	400	383	272	375	271

Profit from continuing operations (w/o capital gains)	(489)	(365)	(473)	(287)	(712)	(724)	(955)

Net profit from discontinued operations	—	—	(3)	(11)	(10)	(0)	(0)

Consolidated profit (w/o capital gains)	(489)	(365)	(476)	(298)	(723)	(725)	(955)

Minority interests	(4)	1	(10)	7	(1)	(0)	2

Attributable profit to the Group (w/o capital gains)	(485)	(366)	(466)	(306)	(722)	(724)	(957)

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—

Attributable profit to the Group	(485)	(366)	(466)	(306)	(722)	(724)	(957)

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Trading portfolio (w/o loans)	2,763	4,120	4,194	4,331	5,146	7,240	4,751
Available-for-sale financial assets	16,930	24,233	27,349	26,870	22,467	19,628	21,063
Investments	106	48	31	32	33	62	37
Goodwill	20,719	23,192	23,474	22,865	23,602	25,345	23,928
Liquidity lent to the Group	77,647	68,585	56,506	49,677	49,480	38,883	39,795
Capital assigned to Group areas	52,576	50,287	50,911	52,448	58,705	61,110	64,324
Other assets	88,852	89,701	68,225	64,511	79,940	70,172	67,356

Total assets/liabilities & shareholders’ equity	259,594	260,166	230,691	220,733	239,373	222,439	221,255

Customer deposits*	2,748	1,221	1,081	3,216	10,197	9,692	14,495
Marketable debt securities*	98,807	93,266	86,032	83,094	80,077	75,260	74,396
Subordinated debt	23,327	23,463	20,121	19,131	16,047	15,311	13,866
Other liabilities	65,264	77,037	58,561	50,106	59,168	52,475	52,032
Group capital and reserves***	69,447	65,180	64,895	65,186	73,883	69,702	68,786

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	124,882	117,950	107,234	105,442	106,321	100,262	102,757

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	5,018	5,648	(630)	(11.2)

Net fees	1,794	1,955	(161)	(8.2)
Gains (losses) on financial transactions	619	462	157	34.0
Other operating income*	245	200	46	22.9

Gross income	7,676	8,265	(589)	(7.1)

Operating expenses	(3,089)	(3,023)	(66)	2.2
General administrative expenses	(2,780)	(2,747)	(33)	1.2
Personnel	(1,826)	(1,813)	(13)	0.7
Other general administrative expenses	(954)	(934)	(20)	2.1
Depreciation and amortisation	(309)	(275)	(33)	12.1

Net operating income	4,588	5,242	(655)	(12.5)

Net loan-loss provisions	(1,647)	(961)	(686)	71.4
Other income	(48)	(75)	27	(36.0)

Profit before taxes	2,893	4,207	(1,314)	(31.2)

Tax on profit	(749)	(1,123)	374	(33.3)

Profit from continuing operations	2,144	3,084	(940)	(30.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,144	3,084	(940)	(30.5)

Minority interests	54	65	(11)	(17.1)

Attributable profit to the Group (1)	2,091	3,019	(929)	(30.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2.563 million (-15.1%).

			Variation
	30.09.10	30.09.09	Amount	%
Balance sheet
Customer loans**	232,767	240,896	(8,129)	(3.4)
Trading portfolio (w/o loans)	64,286	49,650	14,636	29.5
Available-for-sale financial assets	17,091	15,212	1,879	12.4
Due from credit institutions**	65,992	45,239	20,753	45.9
Intangible assets and property and equipment	3,953	3,583	370	10.3
Other assets	13,326	16,283	(2,957)	(18.2)

Total assets/liabilities & shareholders’ equity	397,415	370,863	26,552	7.2

Customer deposits**	186,925	141,195	45,730	32.4
Marketable debt securities**	31,735	37,615	(5,880)	(15.6)
Subordinated debt**	1,749	1,751	(2)	(0.1)
Insurance liabilities	2,030	11,881	(9,851)	(82.9)
Due to credit institutions**	43,277	50,887	(7,610)	(15.0)
Other liabilities	112,762	108,825	3,937	3.6
Shareholders’ equity***	18,938	18,709	229	1.2

Other customer funds under management	54,235	65,573	(11,338)	(17.3)

Mutual funds	38,257	40,646	(2,389)	(5.9)
Pension funds	9,551	9,753	(202)	(2.1)
Managed portfolios	5,303	4,731	572	12.1
Savings-insurance policies	1,124	10,443	(9,319)	(89.2)

Customer funds under management	274,643	246,134	28,509	11.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	14.75	21.25	(6.50 p.	)
Efficiency ratio (with amortisations)	40.2	36.6	3.6 p.
NPL ratio	3.88	2.98	0.90 p.
NPL coverage	65	67	(2 p.	)
Number of employees (direct & indirect)	33,536	33,658	(122)		(0.4)
Number of branches	4,856	4,877	(21)		(0.4)

Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	1,918	1,891	1,839	1,749	1,800	1,681	1,537

Net fees	642	722	591	570	631	585	578
Gains (losses) on financial transactions	88	163	211	104	285	205	129
Other operating income*	61	91	48	91	43	131	72

Gross income	2,709	2,867	2,689	2,514	2,759	2,602	2,315

Operating expenses	(1,011)	(1,010)	(1,002)	(1,041)	(1,022)	(1,035)	(1,032)
General administrative expenses	(920)	(917)	(910)	(946)	(922)	(929)	(929)
Personnel	(610)	(604)	(599)	(583)	(601)	(621)	(604)
Other general administrative expenses	(310)	(313)	(312)	(363)	(321)	(308)	(325)
Depreciation and amortisation	(91)	(93)	(92)	(95)	(100)	(106)	(103)

Net operating income	1,699	1,857	1,687	1,473	1,738	1,567	1,283

Net loan-loss provisions	(305)	(350)	(306)	(304)	(327)	(352)	(968)
Other income	(6)	(9)	(61)	(52)	(10)	(27)	(11)

Profit before taxes	1,388	1,498	1,321	1,117	1,400	1,188	304

Tax on profit	(376)	(390)	(356)	(331)	(381)	(323)	(44)

Profit from continuing operations	1,012	1,108	964	785	1,019	865	260

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,012	1,108	964	785	1,019	865	260

Minority interests	22	23	20	13	22	25	7

Attributable profit to the Group (1)	990	1,085	944	772	997	841	253

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 725 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Balance sheet
Customer loans**	248,849	248,608	240,896	237,885	234,551	239,575	232,767
Trading portfolio (w/o loans)	65,891	58,928	49,650	47,869	56,654	59,725	64,286
Available-for-sale financial assets	14,337	15,748	15,212	15,656	17,136	15,193	17,091
Due from credit institutions**	53,995	51,057	45,239	58,844	56,388	57,802	65,992
Intangible assets and property and equipment	3,588	3,590	3,583	4,025	3,992	3,995	3,953
Other assets	12,182	14,290	16,283	14,380	15,046	13,635	13,326

Total assets/liabilities & shareholders’ equity	398,842	392,221	370,863	378,660	383,767	389,925	397,415

Customer deposits**	143,291	141,877	141,195	155,425	165,806	185,206	186,925
Marketable debt securities**	35,727	36,989	37,615	34,022	32,030	31,150	31,735
Subordinated debt**	1,442	1,791	1,751	1,811	1,752	1,788	1,749
Insurance liabilities	10,366	10,950	11,881	5,448	5,456	2,914	2,030
Due to credit institutions**	41,761	54,554	50,887	63,039	55,262	41,747	43,277
Other liabilities	146,350	127,280	108,825	100,292	104,918	107,767	112,762
Shareholders’ equity***	19,905	18,780	18,709	18,622	18,544	19,353	18,938

Other customer funds under management	63,049	63,785	65,573	60,098	59,773	55,221	54,235

Mutual funds	41,042	40,619	40,646	40,616	40,271	38,395	38,257
Pension funds	9,273	9,412	9,753	9,912	9,826	9,425	9,551
Managed portfolios	3,788	4,175	4,731	5,377	5,388	5,313	5,303
Savings-insurance policies	8,947	9,580	10,443	4,193	4,288	2,087	1,124

Customer funds under management	243,509	244,443	246,134	251,356	259,360	273,364	274,643

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.40	2.72	2.98	3.41	3.59	3.71	3.88
NPL coverage	81	71	67	73	68	64	65

Retail Banking
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	21,845	19,085	2,760	14.5

Net fees	6,039	5,629	411	7.3
Gains (losses) on financial transactions	959	1,046	(87)	(8.3)
Other operating income*	(182)	(37)	(145)	392.5

Gross income	28,661	25,723	2,938	11.4

Operating expenses	(11,539)	(10,408)	(1,131)	10.9
General administrative expenses	(10,355)	(9,405)	(950)	10.1
Personnel	(5,927)	(5,384)	(542)	10.1
Other general administrative expenses	(4,428)	(4,020)	(408)	10.1
Depreciation and amortisation	(1,184)	(1,004)	(181)	18.0

Net operating income	17,122	15,315	1,807	11.8

Net loan-loss provisions	(7,762)	(7,188)	(574)	8.0
Other income	(748)	(619)	(129)	20.9

Profit before taxes	8,612	7,508	1,104	14.7

Tax on profit	(2,011)	(1,780)	(231)	13.0

Profit from continuing operations	6,601	5,728	873	15.2

Net profit from discontinued operations	(7)	57	(63)	—

Consolidated profit	6,595	5,785	810	14.0

Minority interests	487	222	265	119.5

Attributable profit to the Group (1)	6,107	5,563	545	9.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 6,544 million (+17.6%).

			Variation
	30.09.10	30.09.09	Amount	%
Business volumes
Total assets	894,433	781,421	113,011	14.5
Customer loans	644,824	598,750	46,074	7.7
Customer deposits	505,566	426,558	79,008	18.5

Retail Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	6,000	6,473	6,613	6,715	7,063	7,329	7,453

Net fees	1,777	1,906	1,945	1,898	1,912	2,069	2,059
Gains (losses) on financial transactions	362	295	389	329	259	343	356
Other operating income*	30	(39)	(29)	(45)	(39)	(60)	(82)

Gross income	8,169	8,635	8,918	8,896	9,194	9,681	9,786

Operating expenses	(3,368)	(3,505)	(3,535)	(3,636)	(3,624)	(3,901)	(4,014)
General administrative expenses	(3,052)	(3,164)	(3,188)	(3,277)	(3,249)	(3,494)	(3,611)
Personnel	(1,761)	(1,819)	(1,804)	(1,852)	(1,860)	(1,999)	(2,068)
Other general administrative expenses	(1,292)	(1,345)	(1,383)	(1,426)	(1,389)	(1,495)	(1,543)
Depreciation and amortisation	(316)	(341)	(347)	(358)	(375)	(407)	(402)

Net operating income	4,801	5,130	5,384	5,261	5,571	5,779	5,772

Net loan-loss provisions	(2,195)	(2,452)	(2,542)	(2,387)	(2,448)	(2,435)	(2,879)
Other income	(166)	(223)	(230)	(193)	(284)	(245)	(219)

Profit before taxes	2,440	2,456	2,612	2,680	2,838	3,100	2,674

Tax on profit	(638)	(528)	(613)	(675)	(652)	(742)	(616)

Profit from continuing operations	1,801	1,928	1,999	2,005	2,186	2,357	2,057

Net profit from discontinued operations	67	(6)	(4)	(11)	(2)	(1)	(4)

Consolidated profit	1,868	1,921	1,995	1,994	2,185	2,356	2,053

Minority interests	71	76	75	140	136	164	187

Attributable profit to the Group (1)	1,798	1,845	1,920	1,854	2,049	2,192	1,866

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,303 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Business volumes
Total assets	812,114	824,287	781,421	813,517	836,404	902,245	894,433
Customer loans	607,782	619,741	598,750	618,417	620,274	656,603	644,824
Customer deposits	415,376	429,976	426,558	450,942	468,309	510,790	505,566

Retail Banking Continental Europe
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	7,646	7,844	(198)	(2.5)

Net fees	2,340	2,341	(1)	(0.0)
Gains (losses) on financial transactions	245	266	(20)	(7.6)
Other operating income*	44	44	(0)	(0.9)

Gross income	10,275	10,495	(220)	(2.1)

Operating expenses	(3,956)	(3,875)	(81)	2.1
General administrative expenses	(3,576)	(3,510)	(66)	1.9
Personnel	(2,221)	(2,190)	(31)	1.4
Other general administrative expenses	(1,355)	(1,320)	(35)	2.6
Depreciation and amortisation	(380)	(365)	(15)	4.1

Net operating income	6,319	6,620	(301)	(4.5)

Net loan-loss provisions	(3,132)	(2,389)	(743)	31.1
Other income	(54)	(61)	6	(10.6)

Profit before taxes	3,133	4,171	(1,037)	(24.9)

Tax on profit	(774)	(1,069)	295	(27.6)

Profit from continuing operations	2,359	3,101	(742)	(23.9)

Net profit from discontinued operations	(7)	(33)	26	(80.0)

Consolidated profit	2,352	3,068	(716)	(23.3)

Minority interests	74	74	1	0.8

Attributable profit to the Group (1)	2,278	2,995	(717)	(23.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,715 million (-9.3%).

Retail Banking Continental Europe
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,579	2,651	2,614	2,521	2,624	2,509	2,513

Net fees	779	785	777	766	778	791	771
Gains (losses) on financial transactions	110	83	73	58	87	95	63
Other operating income*	25	26	(7)	19	9	23	12

Gross income	3,494	3,545	3,457	3,363	3,499	3,417	3,360

Operating expenses	(1,294)	(1,301)	(1,280)	(1,323)	(1,293)	(1,304)	(1,359)
General administrative expenses	(1,172)	(1,180)	(1,158)	(1,192)	(1,169)	(1,174)	(1,232)
Personnel	(738)	(732)	(720)	(724)	(729)	(729)	(762)
Other general administrative expenses	(433)	(448)	(439)	(468)	(440)	(445)	(470)
Depreciation and amortisation	(122)	(121)	(122)	(132)	(123)	(130)	(127)

Net operating income	2,200	2,244	2,176	2,040	2,206	2,112	2,001

Net loan-loss provisions	(771)	(825)	(793)	(756)	(793)	(837)	(1,501)
Other income	9	(7)	(62)	(49)	(23)	(44)	13

Profit before taxes	1,438	1,411	1,322	1,235	1,389	1,232	512

Tax on profit	(373)	(350)	(346)	(361)	(371)	(318)	(86)

Profit from continuing operations	1,064	1,061	976	874	1,019	915	426

Net profit from discontinued operations	(18)	(10)	(5)	(12)	(2)	(1)	(4)

Consolidated profit	1,047	1,051	970	862	1,017	913	422

Minority interests	25	26	22	14	26	29	20

Attributable profit to the Group (1)	1,022	1,025	948	847	992	885	402

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 839 million.

Retail Banking Spain
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	4,416	4,893	(477)	(9.7)

Net fees	1,408	1,469	(61)	(4.2)
Gains (losses) on financial transactions	217	260	(44)	(16.8)
Other operating income*	28	14	14	104.7

Gross income	6,069	6,637	(567)	(8.5)

Operating expenses	(2,582)	(2,599)	18	(0.7)
General administrative expenses	(2,342)	(2,364)	22	(0.9)
Personnel	(1,546)	(1,573)	27	(1.7)
Other general administrative expenses	(796)	(791)	(5)	0.6
Depreciation and amortisation	(240)	(235)	(5)	2.0

Net operating income	3,488	4,038	(550)	(13.6)

Net loan-loss provisions	(1,639)	(965)	(674)	69.9
Other income	(30)	(59)	30	(49.9)

Profit before taxes	1,820	3,014	(1,194)	(39.6)

Tax on profit	(451)	(796)	345	(43.4)

Profit from continuing operations	1,369	2,218	(849)	(38.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,369	2,218	(849)	(38.3)

Minority interests	50	61	(11)	(18.6)

Attributable profit to the Group (1)	1,319	2,156	(838)	(38.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 1.756 million (-18,6%).

Retail Banking Spain
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	1,629	1,649	1,616	1,560	1,603	1,470	1,344

Net fees	500	498	471	478	488	467	453
Gains (losses) on financial transactions	91	93	77	60	75	83	59
Other operating income*	3	20	(9)	12	1	19	7

Gross income	2,224	2,259	2,154	2,110	2,166	2,040	1,863

Operating expenses	(870)	(868)	(862)	(882)	(859)	(862)	(861)
General administrative expenses	(792)	(789)	(783)	(801)	(780)	(782)	(780)
Personnel	(530)	(524)	(519)	(501)	(517)	(519)	(510)
Other general administrative expenses	(262)	(265)	(265)	(299)	(263)	(263)	(270)
Depreciation and amortisation	(78)	(79)	(78)	(81)	(79)	(80)	(80)

Net operating income	1,354	1,391	1,293	1,228	1,308	1,178	1,002

Net loan-loss provisions	(300)	(345)	(319)	(335)	(349)	(346)	(944)
Other income	(1)	(8)	(50)	(36)	(10)	(10)	(9)

Profit before taxes	1,052	1,037	924	856	948	822	49

Tax on profit	(283)	(265)	(248)	(256)	(258)	(223)	30

Profit from continuing operations	769	771	677	600	690	599	79

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	769	771	677	600	690	599	79

Minority interests	20	22	19	12	21	24	5

Attributable profit to the Group (1)	749	749	658	588	669	576	74

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 511 million.

Retail Banking Portugal
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	503	563	(60)	(10.6)

Net fees	218	213	5	2.3
Gains (losses) on financial transactions	30	27	2	8.4
Other operating income*	6	10	(4)	(42.0)

Gross income	756	813	(57)	(7.0)

Operating expenses	(372)	(376)	4	(1.1)
General administrative expenses	(321)	(326)	5	(1.5)
Personnel	(223)	(223)	(0)	0.2
Other general administrative expenses	(98)	(103)	5	(5.2)
Depreciation and amortisation	(51)	(50)	(1)	1.5

Net operating income	385	437	(53)	(12.0)

Net loan-loss provisions	(102)	(62)	(40)	64.5
Other income	29	4	24	545.5

Profit before taxes	311	380	(68)	(18.0)

Tax on profit	(37)	(51)	14	(28.1)

Profit from continuing operations	275	329	(54)	(16.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	275	329	(54)	(16.5)

Minority interests	0	1	(1)	(66.6)

Attributable profit to the Group	274	328	(54)	(16.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	196	185	183	179	174	169	160

Net fees	72	65	77	72	72	75	71
Gains (losses) on financial transactions	0	15	12	9	12	19	(0)
Other operating income*	8	3	(1)	5	3	3	0

Gross income	275	268	270	265	261	265	231

Operating expenses	(121)	(124)	(131)	(129)	(119)	(123)	(129)
General administrative expenses	(105)	(107)	(114)	(109)	(103)	(106)	(113)
Personnel	(72)	(73)	(77)	(74)	(71)	(74)	(78)
Other general administrative expenses	(32)	(34)	(37)	(35)	(32)	(32)	(35)
Depreciation and amortisation	(16)	(17)	(17)	(20)	(17)	(17)	(17)

Net operating income	154	144	139	137	142	142	101

Net loan-loss provisions	(12)	(31)	(19)	(29)	(15)	(42)	(44)
Other income	(6)	15	(4)	6	(8)	(0)	37

Profit before taxes	136	128	116	114	118	99	94

Tax on profit	(23)	(12)	(16)	(20)	(18)	(6)	(12)

Profit from continuing operations	113	116	100	93	100	93	81

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	113	116	100	93	100	93	81

Minority interests	0	0	0	0	0	0	0

Attributable profit to the Group	112	116	100	93	100	93	81

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.35	2.15	2.12	1.95	1.85	1.92	2.03

Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21

Retail Banking United Kingdom
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	3,276	2,838	437	15.4

Net fees	644	711	(66)	(9.3)
Gains (losses) on financial transactions	(2)	25	(27)	—
Other operating income*	17	18	(1)	(5.0)

Gross income	3,936	3,593	343	9.6

Operating expenses	(1,579)	(1,558)	(22)	1.4
General administrative expenses	(1,367)	(1,387)	20	(1.4)
Personnel	(819)	(818)	(1)	0.1
Other general administrative expenses	(548)	(569)	21	(3.7)
Depreciation and amortisation	(212)	(171)	(41)	24.2

Net operating income	2,357	2,035	322	15.8

Net loan-loss provisions	(637)	(684)	47	(6.9)
Other income	(15)	1	(16)	—

Profit before taxes	1,704	1,352	352	26.1

Tax on profit	(481)	(358)	(123)	34.5

Profit from continuing operations	1,223	994	229	23.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,223	994	229	23.0

Minority interests	0	0	(0)	(46.0)

Attributable profit to the Group	1,223	994	229	23.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	871	972	996	983	1,057	1,100	1,119

Net fees	221	231	259	214	209	219	216
Gains (losses) on financial transactions	42	(2)	(14)	38	(3)	2	(1)
Other operating income*	7	6	5	5	6	6	6

Gross income	1,141	1,207	1,245	1,239	1,269	1,327	1,340

Operating expenses	(510)	(528)	(520)	(499)	(510)	(535)	(535)
General administrative expenses	(459)	(467)	(461)	(443)	(439)	(462)	(467)
Personnel	(274)	(273)	(272)	(267)	(264)	(280)	(276)
Other general administrative expenses	(185)	(194)	(190)	(176)	(175)	(182)	(191)
Depreciation and amortisation	(51)	(61)	(59)	(56)	(71)	(73)	(68)

Net operating income	630	679	725	740	760	792	805

Net loan-loss provisions	(210)	(244)	(231)	(224)	(232)	(214)	(192)
Other income	1	0	0	(0)	(5)	(5)	(5)

Profit before taxes	422	435	495	516	522	574	607

Tax on profit	(104)	(114)	(139)	(168)	(150)	(149)	(182)

Profit from continuing operations	317	321	356	348	373	425	425

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	317	321	356	348	373	425	425

Minority interests	—	—	0	0	0	0	0

Attributable profit to the Group	317	321	356	348	373	425	425

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	2.04	2.22	2.25	2.31	2.31	2.31	2.34

Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26

Retail Banking United Kingdom
Million pound sterling

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	2,805	2,514	292	11.6

Net fees	552	629	(78)	(12.3)
Gains (losses) on financial transactions	(1)	22	(24)	—
Other operating income*	15	16	(1)	(8.1)

Gross income	3,371	3,182	189	5.9

Operating expenses	(1,352)	(1,380)	27	(2.0)
General administrative expenses	(1,171)	(1,229)	58	(4.7)
Personnel	(702)	(725)	23	(3.2)
Other general administrative expenses	(469)	(504)	35	(6.9)
Depreciation and amortisation	(181)	(151)	(30)	20.1

Net operating income	2,018	1,802	216	12.0

Net loan-loss provisions	(546)	(606)	60	(9.9)
Other income	(13)	1	(14)	—

Profit before taxes	1,459	1,197	262	21.9

Tax on profit	(412)	(317)	(95)	30.0

Profit from continuing operations	1,047	880	167	19.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,047	880	167	19.0

Minority interests	0	0	(0)	(47.8)

Attributable profit to the Group	1,047	880	167	19.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	791	855	868	888	938	937	930

Net fees	200	203	226	194	186	186	180
Gains (losses) on financial transactions	38	(3)	(13)	34	(3)	2	(1)
Other operating income*	6	6	4	5	5	5	5

Gross income	1,036	1,061	1,085	1,120	1,126	1,130	1,114

Operating expenses	(463)	(464)	(452)	(451)	(452)	(455)	(445)
General administrative expenses	(417)	(410)	(401)	(401)	(390)	(393)	(388)
Personnel	(249)	(240)	(236)	(241)	(234)	(239)	(229)
Other general administrative expenses	(168)	(170)	(165)	(159)	(156)	(155)	(159)
Depreciation and amortisation	(46)	(54)	(51)	(51)	(63)	(62)	(57)

Net operating income	572	597	632	668	674	675	669

Net loan-loss provisions	(190)	(215)	(201)	(202)	(206)	(181)	(159)
Other income	1	0	0	(0)	(5)	(4)	(5)

Profit before taxes	383	383	431	466	464	489	506

Tax on profit	(95)	(101)	(121)	(151)	(133)	(127)	(152)

Profit from continuing operations	288	282	310	314	331	362	354

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	288	282	310	314	331	362	354

Minority interests	—	—	0	0	0	0	0

Attributable profit to the Group	288	282	310	314	331	362	354

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	9,608	7,595	2,012	26.5

Net fees	2,749	2,295	454	19.8
Gains (losses) on financial transactions	708	707	1	0.1
Other operating income*	(193)	(17)	(175)	—

Gross income	12,872	10,580	2,292	21.7

Operating expenses	(5,306)	(4,313)	(993)	23.0
General administrative expenses	(4,792)	(3,929)	(864)	22.0
Personnel	(2,538)	(2,027)	(510)	25.2
Other general administrative expenses	(2,255)	(1,901)	(353)	18.6
Depreciation and amortisation	(514)	(384)	(130)	33.8

Net operating income	7,566	6,267	1,299	20.7

Net loan-loss provisions	(3,540)	(3,690)	149	(4.0)
Other income	(661)	(540)	(121)	22.4

Profit before taxes	3,364	2,038	1,327	65.1

Tax on profit	(629)	(376)	(253)	67.3

Profit from continuing operations	2,735	1,661	1,074	64.6

Net profit from discontinued operations	—	89	(89)	(100.0)

Consolidated profit	2,735	1,751	985	56.2

Minority interests	413	148	265	178.4

Attributable profit to the Group	2,322	1,602	720	44.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,347	2,543	2,706	2,858	2,972	3,265	3,371

Net fees	708	781	806	820	829	949	971
Gains (losses) on financial transactions	219	175	313	268	169	259	280
Other operating income*	4	(18)	(4)	(60)	(37)	(71)	(84)

Gross income	3,278	3,481	3,821	3,886	3,932	4,402	4,538

Operating expenses	(1,373)	(1,431)	(1,508)	(1,595)	(1,602)	(1,826)	(1,878)
General administrative expenses	(1,253)	(1,305)	(1,372)	(1,455)	(1,448)	(1,649)	(1,696)
Personnel	(644)	(686)	(697)	(753)	(760)	(874)	(904)
Other general administrative expenses	(609)	(618)	(674)	(703)	(688)	(775)	(792)
Depreciation and amortisation	(120)	(127)	(137)	(139)	(154)	(178)	(182)

Net operating income	1,905	2,050	2,313	2,291	2,330	2,575	2,661

Net loan-loss provisions	(1,121)	(1,206)	(1,362)	(1,262)	(1,257)	(1,244)	(1,040)
Other income	(175)	(215)	(150)	(106)	(247)	(183)	(232)

Profit before taxes	610	628	800	923	827	1,149	1,389

Tax on profit	(170)	(76)	(130)	(143)	(98)	(231)	(300)

Profit from continuing operations	439	552	670	780	729	917	1,090

Net profit from discontinued operations	84	3	1	1	—	—	—

Consolidated profit	524	556	671	781	729	917	1,090

Minority interests	46	50	53	125	110	135	168

Attributable profit to the Group	478	506	618	656	619	782	922

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	12,599	10,359	2,240	21.6

Net fees	3,605	3,130	475	15.2
Gains (losses) on financial transactions	929	964	(36)	(3.7)
Other operating income*	(253)	(24)	(229)	963.7

Gross income	16,879	14,429	2,450	17.0

Operating expenses	(6,958)	(5,882)	(1,076)	18.3
General administrative expenses	(6,285)	(5,358)	(926)	17.3
Personnel	(3,328)	(2,765)	(563)	20.3
Other general administrative expenses	(2,957)	(2,593)	(364)	14.0
Depreciation and amortisation	(673)	(523)	(150)	28.6

Net operating income	9,921	8,547	1,374	16.1

Net loan-loss provisions	(4,642)	(5,032)	390	(7.7)
Other income	(867)	(737)	(131)	17.7

Profit before taxes	4,412	2,779	1,633	58.8

Tax on profit	(825)	(513)	(312)	60.8

Profit from continuing operations	3,587	2,266	1,321	58.3

Net profit from discontinued operations	—	122	(122)	(100.0)

Consolidated profit	3,587	2,388	1,199	50.2

Minority interests	542	202	339	167.7

Attributable profit to the Group	3,045	2,185	860	39.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	3,055	3,455	3,848	4,178	4,107	4,141	4,351

Net fees	922	1,061	1,147	1,202	1,146	1,206	1,253
Gains (losses) on financial transactions	285	239	440	391	233	333	363
Other operating income*	6	(24)	(5)	(84)	(52)	(92)	(109)

Gross income	4,268	4,731	5,429	5,687	5,434	5,588	5,858

Operating expenses	(1,788)	(1,946)	(2,148)	(2,333)	(2,214)	(2,320)	(2,424)
General administrative expenses	(1,631)	(1,774)	(1,953)	(2,129)	(2,001)	(2,094)	(2,189)
Personnel	(838)	(933)	(994)	(1,101)	(1,050)	(1,110)	(1,168)
Other general administrative expenses	(793)	(841)	(959)	(1,028)	(951)	(984)	(1,022)
Depreciation and amortisation	(157)	(172)	(194)	(204)	(213)	(226)	(235)

Net operating income	2,480	2,785	3,282	3,354	3,220	3,268	3,434

Net loan-loss provisions	(1,459)	(1,639)	(1,933)	(1,854)	(1,737)	(1,571)	(1,335)
Other income	(227)	(292)	(218)	(161)	(341)	(227)	(299)

Profit before taxes	794	854	1,131	1,339	1,142	1,470	1,800

Tax on profit	(222)	(106)	(186)	(209)	(135)	(300)	(389)

Profit from continuing operations	572	748	945	1,129	1,007	1,170	1,411

Net profit from discontinued operations	110	7	5	3	—	—	—

Consolidated profit	682	756	950	1,133	1,007	1,170	1,411

Minority interests	59	68	75	178	152	173	217

Attributable profit to the Group	623	688	875	955	855	997	1,193

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	6,814	5,172	1,642	31.7

Net fees	1,756	1,416	340	24.0
Gains (losses) on financial transactions	577	393	183	46.6
Other operating income*	(151)	12	(163)	—

Gross income	8,996	6,994	2,002	28.6

Operating expenses	(3,617)	(2,855)	(762)	26.7
General administrative expenses	(3,278)	(2,613)	(665)	25.4
Personnel	(1,689)	(1,295)	(394)	30.4
Other general administrative expenses	(1,589)	(1,318)	(271)	20.6
Depreciation and amortisation	(339)	(242)	(97)	40.0

Net operating income	5,379	4,139	1,240	30.0

Net loan-loss provisions	(2,781)	(2,538)	(243)	9.6
Other income	(615)	(516)	(98)	19.0

Profit before taxes	1,983	1,084	899	82.9

Tax on profit	(426)	(243)	(183)	75.6

Profit from continuing operations	1,557	842	716	85.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,557	842	716	85.0

Minority interests	233	14	219	—

Attributable profit to the Group	1,324	828	497	60.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	1,543	1,722	1,907	2,045	2,102	2,295	2,417

Net fees	420	480	516	525	528	604	625
Gains (losses) on financial transactions	103	38	253	185	130	226	221
Other operating income*	20	(9)	1	(52)	(23)	(61)	(67)

Gross income	2,086	2,231	2,677	2,703	2,736	3,063	3,196

Operating expenses	(886)	(950)	(1,019)	(1,105)	(1,094)	(1,240)	(1,283)
General administrative expenses	(809)	(871)	(933)	(1,019)	(992)	(1,125)	(1,160)
Personnel	(402)	(439)	(455)	(504)	(507)	(577)	(605)
Other general administrative expenses	(408)	(432)	(478)	(515)	(485)	(548)	(555)
Depreciation and amortisation	(76)	(79)	(86)	(86)	(102)	(114)	(123)

Net operating income	1,200	1,281	1,658	1,598	1,642	1,824	1,913

Net loan-loss provisions	(702)	(792)	(1,044)	(990)	(959)	(989)	(833)
Other income	(165)	(209)	(142)	(113)	(222)	(176)	(216)

Profit before taxes	332	280	472	494	462	658	864

Tax on profit	(140)	(26)	(77)	(140)	(53)	(148)	(225)

Profit from continuing operations	193	253	396	355	409	510	639

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	193	253	396	355	409	510	639

Minority interests	2	5	7	53	59	70	104

Attributable profit to the Group	191	248	389	302	350	440	534

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	17.01	17.43	16.68	16.02	16.13	16.23	15.81

Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08

Retail Banking Brazil
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	8,935	7,054	1,881	26.7

Net fees	2,303	1,932	371	19.2
Gains (losses) on financial transactions	756	536	220	40.9
Other operating income*	(198)	16	(214)	—

Gross income	11,796	9,538	2,258	23.7

Operating expenses	(4,743)	(3,894)	(849)	21.8
General administrative expenses	(4,298)	(3,564)	(735)	20.6
Personnel	(2,215)	(1,766)	(448)	25.4
Other general administrative expenses	(2,083)	(1,797)	(286)	15.9
Depreciation and amortisation	(444)	(330)	(114)	34.6

Net operating income	7,054	5,644	1,409	25.0

Net loan-loss provisions	(3,647)	(3,461)	(186)	5.4
Other income	(806)	(704)	(102)	14.4

Profit before taxes	2,601	1,479	1,122	75.9

Tax on profit	(559)	(331)	(228)	68.8

Profit from continuing operations	2,042	1,148	894	77.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,042	1,148	894	77.9

Minority interests	305	19	286	—

Attributable profit to the Group	1,737	1,129	608	53.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	2,009	2,338	2,707	2,982	2,905	2,910	3,120

Net fees	547	652	733	767	729	767	806
Gains (losses) on financial transactions	134	54	349	268	179	291	286
Other operating income*	26	(12)	2	(72)	(32)	(79)	(86)

Gross income	2,716	3,032	3,791	3,946	3,781	3,889	4,126

Operating expenses	(1,154)	(1,291)	(1,450)	(1,613)	(1,512)	(1,575)	(1,656)
General administrative expenses	(1,054)	(1,183)	(1,327)	(1,487)	(1,371)	(1,430)	(1,498)
Personnel	(523)	(596)	(647)	(735)	(701)	(733)	(781)
Other general administrative expenses	(531)	(587)	(680)	(752)	(670)	(697)	(717)
Depreciation and amortisation	(100)	(108)	(123)	(126)	(140)	(145)	(159)

Net operating income	1,562	1,741	2,341	2,333	2,270	2,314	2,470

Net loan-loss provisions	(914)	(1,075)	(1,472)	(1,445)	(1,325)	(1,251)	(1,070)
Other income	(215)	(284)	(205)	(172)	(306)	(220)	(279)

Profit before taxes	433	382	664	716	638	843	1,120

Tax on profit	(182)	(39)	(110)	(201)	(73)	(193)	(293)

Profit from continuing operations	251	343	554	516	565	650	827

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	251	343	554	516	565	650	827

Minority interests	3	7	10	73	81	89	135

Attributable profit to the Group	248	336	544	442	484	561	692

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	15,909	14,618	1,290	8.8

Net fees	4,100	4,003	97	2.4
Gains (losses) on financial transactions	1,346	1,112	234	21.1
Other operating income*	(353)	33	(386)	—

Gross income	21,002	19,766	1,236	6.3

Operating expenses	(8,444)	(8,069)	(375)	4.6
General administrative expenses	(7,653)	(7,385)	(268)	3.6
Personnel	(3,943)	(3,660)	(283)	7.7
Other general administrative expenses	(3,709)	(3,725)	15	(0.4)
Depreciation and amortisation	(791)	(684)	(107)	15.6

Net operating income	12,558	11,697	862	7.4

Net loan-loss provisions	(6,493)	(7,173)	680	(9.5)
Other income	(1,435)	(1,460)	25	(1.7)

Profit before taxes	4,630	3,064	1,566	51.1

Tax on profit	(995)	(686)	(309)	45.1

Profit from continuing operations	3,636	2,379	1,257	52.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,636	2,379	1,257	52.8

Minority interests	544	39	504	—

Attributable profit to the Group	3,092	2,339	753	32.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	4,656	4,866	5,097	5,285	5,234	5,216	5,458

Net fees	1,267	1,359	1,377	1,350	1,314	1,375	1,411
Gains (losses) on financial transactions	310	100	701	484	323	522	501
Other operating income*	60	(29)	2	(145)	(58)	(143)	(152)

Gross income	6,293	6,296	7,177	6,974	6,813	6,971	7,218

Operating expenses	(2,673)	(2,681)	(2,715)	(2,851)	(2,724)	(2,823)	(2,897)
General administrative expenses	(2,443)	(2,457)	(2,485)	(2,631)	(2,471)	(2,563)	(2,619)
Personnel	(1,212)	(1,240)	(1,209)	(1,301)	(1,263)	(1,314)	(1,366)
Other general administrative expenses	(1,230)	(1,218)	(1,276)	(1,330)	(1,207)	(1,249)	(1,253)
Depreciation and amortisation	(231)	(223)	(230)	(219)	(253)	(260)	(278)

Net operating income	3,620	3,615	4,462	4,123	4,089	4,148	4,321

Net loan-loss provisions	(2,119)	(2,239)	(2,815)	(2,557)	(2,388)	(2,242)	(1,863)
Other income	(499)	(594)	(367)	(277)	(552)	(394)	(489)

Profit before taxes	1,003	782	1,279	1,289	1,149	1,511	1,970

Tax on profit	(421)	(63)	(202)	(368)	(131)	(346)	(517)

Profit from continuing operations	582	719	1,078	920	1,018	1,165	1,452

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	582	719	1,078	920	1,018	1,165	1,452

Minority interests	6	14	19	144	146	159	238

Attributable profit to the Group	575	705	1,059	776	872	1,006	1,214

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,065	1,012	53	5.2

Net fees	337	319	18	5.7
Gains (losses) on financial transactions	25	141	(116)	(82.2)
Other operating income*	(28)	(28)	(0)	0.8

Gross income	1,399	1,444	(45)	(3.1)

Operating expenses	(595)	(526)	(69)	13.0
General administrative expenses	(523)	(468)	(54)	11.6
Personnel	(269)	(245)	(24)	9.8
Other general administrative expenses	(254)	(223)	(30)	13.6
Depreciation and amortisation	(72)	(58)	(14)	24.3

Net operating income	804	918	(114)	(12.4)

Net loan-loss provisions	(357)	(616)	260	(42.2)
Other income	(39)	(24)	(16)	65.8

Profit before taxes	408	278	130	46.9

Tax on profit	(38)	(30)	(8)	28.4

Profit from continuing operations	370	248	122	49.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	370	248	122	49.1

Minority interests	76	64	12	18.6

Attributable profit to the Group	294	184	110	59.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	356	329	327	324	337	373	355

Net fees	101	112	106	102	103	119	115
Gains (losses) on financial transactions	38	75	28	28	(1)	7	19
Other operating income*	(13)	(8)	(7)	(6)	(13)	(4)	(11)

Gross income	482	508	454	447	425	495	478

Operating expenses	(177)	(174)	(176)	(177)	(184)	(205)	(206)
General administrative expenses	(159)	(153)	(156)	(157)	(163)	(178)	(183)
Personnel	(80)	(85)	(80)	(82)	(84)	(91)	(93)
Other general administrative expenses	(79)	(68)	(76)	(74)	(78)	(86)	(89)
Depreciation and amortisation	(17)	(21)	(20)	(20)	(21)	(27)	(24)

Net operating income	305	334	279	270	242	291	272

Net loan-loss provisions	(215)	(229)	(172)	(150)	(133)	(122)	(102)
Other income	(4)	(9)	(11)	(2)	(10)	(20)	(9)

Profit before taxes	86	97	95	118	99	149	161

Tax on profit	(5)	(13)	(12)	31	5	(25)	(18)

Profit from continuing operations	80	84	83	150	103	124	143

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	80	84	83	150	103	124	143

Minority interests	21	22	22	38	27	28	22

Attributable profit to the Group	60	62	62	112	77	96	121

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	14.19	13.35	12.49	12.28	12.08	11.42	11.23

Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03

Retail Banking Mexico
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,396	1,380	16	1.2

Net fees	442	435	7	1.6
Gains (losses) on financial transactions	33	193	(160)	(82.9)
Other operating income*	(36)	(38)	1	(3.1)

Gross income	1,835	1,970	(135)	(6.9)

Operating expenses	(780)	(718)	(62)	8.7
General administrative expenses	(686)	(639)	(47)	7.3
Personnel	(353)	(334)	(19)	5.6
Other general administrative expenses	(333)	(305)	(28)	9.2
Depreciation and amortisation	(94)	(79)	(15)	19.5

Net operating income	1,055	1,252	(197)	(15.8)

Net loan-loss provisions	(468)	(841)	373	(44.4)
Other income	(52)	(32)	(19)	59.4

Profit before taxes	535	379	156	41.3

Tax on profit	(50)	(41)	(10)	23.5

Profit from continuing operations	485	338	147	43.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	485	338	147	43.4

Minority interests	100	88	12	14.0

Attributable profit to the Group	385	251	135	53.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	463	448	469	477	465	473	458

Net fees	131	152	151	150	142	151	148
Gains (losses) on financial transactions	49	101	42	42	(1)	9	25
Other operating income*	(17)	(11)	(10)	(9)	(18)	(4)	(14)

Gross income	627	691	651	660	588	630	617

Operating expenses	(230)	(237)	(251)	(260)	(254)	(260)	(266)
General administrative expenses	(207)	(208)	(223)	(230)	(225)	(225)	(236)
Personnel	(105)	(115)	(114)	(121)	(117)	(116)	(120)
Other general administrative expenses	(103)	(93)	(109)	(109)	(108)	(109)	(116)
Depreciation and amortisation	(22)	(29)	(28)	(29)	(29)	(34)	(31)

Net operating income	397	454	401	401	334	370	351

Net loan-loss provisions	(280)	(311)	(250)	(226)	(184)	(153)	(131)
Other income	(5)	(12)	(15)	(3)	(14)	(26)	(11)

Profit before taxes	112	131	136	172	136	191	209

Tax on profit	(7)	(17)	(17)	43	7	(33)	(24)

Profit from continuing operations	105	115	119	215	143	157	185

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	105	115	119	215	143	157	185

Minority interests	27	30	31	54	37	35	28

Attributable profit to the Group	78	84	88	161	106	122	157

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	17,745	18,833	(1,088)	(5.8)

Net fees	5,613	5,930	(316)	(5.3)
Gains (losses) on financial transactions	419	2,628	(2,209)	(84.0)
Other operating income*	(463)	(513)	50	(9.8)

Gross income	23,315	26,878	(3,563)	(13.3)

Operating expenses	(9,911)	(9,792)	(119)	1.2
General administrative expenses	(8,712)	(8,715)	3	(0.0)
Personnel	(4,483)	(4,557)	74	(1.6)
Other general administrative expenses	(4,230)	(4,158)	(72)	1.7
Depreciation and amortisation	(1,198)	(1,076)	(122)	11.3

Net operating income	13,404	17,087	(3,683)	(21.6)

Net loan-loss provisions	(5,943)	(11,472)	5,530	(48.2)
Other income	(656)	(442)	(214)	48.5

Profit before taxes	6,806	5,173	1,633	31.6

Tax on profit	(638)	(555)	(83)	15.0

Profit from continuing operations	6,167	4,618	1,550	33.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	6,167	4,618	1,550	33.6

Minority interests	1,273	1,198	74	6.2

Attributable profit to the Group	4,895	3,419	1,475	43.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	6,667	5,954	6,213	6,243	5,940	5,942	5,863

Net fees	1,887	2,036	2,007	1,962	1,809	1,904	1,901
Gains (losses) on financial transactions	712	1,374	542	541	(14)	117	317
Other operating income*	(239)	(139)	(135)	(114)	(231)	(50)	(182)

Gross income	9,027	9,225	8,627	8,632	7,503	7,913	7,899

Operating expenses	(3,309)	(3,152)	(3,330)	(3,403)	(3,240)	(3,261)	(3,410)
General administrative expenses	(2,986)	(2,769)	(2,960)	(3,019)	(2,867)	(2,830)	(3,015)
Personnel	(1,508)	(1,533)	(1,516)	(1,587)	(1,490)	(1,456)	(1,537)
Other general administrative expenses	(1,477)	(1,236)	(1,444)	(1,431)	(1,377)	(1,375)	(1,478)
Depreciation and amortisation	(323)	(383)	(370)	(384)	(373)	(431)	(395)

Net operating income	5,718	6,073	5,296	5,230	4,264	4,652	4,488

Net loan-loss provisions	(4,034)	(4,150)	(3,288)	(2,926)	(2,347)	(1,918)	(1,678)
Other income	(78)	(163)	(200)	(39)	(177)	(333)	(146)

Profit before taxes	1,605	1,759	1,808	2,265	1,740	2,401	2,665

Tax on profit	(98)	(230)	(227)	584	85	(421)	(301)

Profit from continuing operations	1,507	1,528	1,582	2,850	1,824	1,979	2,364

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,507	1,528	1,582	2,850	1,824	1,979	2,364

Minority interests	388	402	409	719	473	439	360

Attributable profit to the Group	1,120	1,127	1,173	2,131	1,351	1,540	2,004

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,008	786	222	28.3

Net fees	256	221	35	15.9
Gains (losses) on financial transactions	25	90	(64)	(71.6)
Other operating income*	(11)	(1)	(10)	995.0

Gross income	1,279	1,096	183	16.7

Operating expenses	(478)	(390)	(88)	22.6
General administrative expenses	(421)	(344)	(77)	22.4
Personnel	(263)	(208)	(54)	26.0
Other general administrative expenses	(159)	(136)	(23)	16.9
Depreciation and amortisation	(57)	(46)	(11)	24.3

Net operating income	801	706	95	13.4

Net loan-loss provisions	(258)	(340)	82	(24.2)
Other income	(4)	12	(16)	—

Profit before taxes	539	378	160	42.4

Tax on profit	(69)	(56)	(13)	23.9

Profit from continuing operations	469	322	147	45.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	469	322	147	45.6

Minority interests	102	63	39	61.3

Attributable profit to the Group	368	259	108	41.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	233	284	269	287	309	350	350

Net fees	73	74	75	76	79	87	90
Gains (losses) on financial transactions	45	26	19	16	11	4	11
Other operating income*	(1)	1	(1)	(4)	(3)	(4)	(4)

Gross income	350	384	361	374	395	437	447

Operating expenses	(125)	(134)	(131)	(132)	(143)	(168)	(168)
General administrative expenses	(111)	(118)	(115)	(116)	(124)	(147)	(150)
Personnel	(68)	(71)	(70)	(71)	(75)	(95)	(93)
Other general administrative expenses	(43)	(47)	(46)	(45)	(50)	(52)	(57)
Depreciation and amortisation	(14)	(16)	(16)	(16)	(18)	(20)	(18)

Net operating income	226	251	230	242	252	269	279

Net loan-loss provisions	(128)	(118)	(94)	(76)	(111)	(83)	(64)
Other income	7	3	2	19	(7)	9	(6)

Profit before taxes	104	136	138	185	134	195	209

Tax on profit	(18)	(19)	(20)	(17)	(20)	(28)	(21)

Profit from continuing operations	87	117	118	168	114	167	189

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	87	117	118	168	114	167	189

Minority interests	20	21	22	35	24	36	41

Attributable profit to the Group	67	96	96	133	90	130	148

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.92	7.81	7.48	7.38	7.49	7.33	7.03

Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27

Retail Banking Chile
Million dollars

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,322	1,072	250	23.3

Net fees	336	302	35	11.5
Gains (losses) on financial transactions	33	122	(89)	(72.7)
Other operating income*	(15)	(1)	(13)	952.8

Gross income	1,677	1,495	182	12.2

Operating expenses	(627)	(532)	(95)	17.9
General administrative expenses	(553)	(469)	(83)	17.7
Personnel	(345)	(284)	(60)	21.2
Other general administrative expenses	(208)	(185)	(23)	12.4
Depreciation and amortisation	(74)	(62)	(12)	19.5

Net operating income	1,050	963	87	9.0

Net loan-loss provisions	(338)	(464)	126	(27.1)
Other income	(6)	17	(22)	—

Profit before taxes	706	516	191	37.0

Tax on profit	(91)	(76)	(15)	19.2

Profit from continuing operations	616	440	176	40.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	616	440	176	40.0

Minority interests	134	86	47	55.1

Attributable profit to the Group	482	354	129	36.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	303	385	383	420	427	444	452

Net fees	94	101	107	111	109	111	117
Gains (losses) on financial transactions	59	36	28	24	15	4	14
Other operating income*	(1)	1	(1)	(5)	(5)	(5)	(5)

Gross income	456	522	516	550	546	554	577

Operating expenses	(163)	(182)	(187)	(194)	(197)	(213)	(217)
General administrative expenses	(144)	(161)	(165)	(171)	(172)	(187)	(193)
Personnel	(88)	(97)	(100)	(104)	(103)	(121)	(120)
Other general administrative expenses	(56)	(64)	(65)	(66)	(69)	(66)	(73)
Depreciation and amortisation	(19)	(21)	(23)	(23)	(25)	(26)	(23)

Net operating income	294	340	329	356	349	341	360

Net loan-loss provisions	(167)	(161)	(136)	(115)	(153)	(104)	(81)
Other income	9	4	3	26	(10)	13	(8)

Profit before taxes	136	184	196	267	186	250	271

Tax on profit	(23)	(25)	(28)	(25)	(28)	(36)	(27)

Profit from continuing operations	113	159	168	242	158	213	244

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	113	159	168	242	158	213	244

Minority interests	26	29	31	50	34	47	53

Attributable profit to the Group	87	130	137	192	124	167	191

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	687,885	612,455	75,429	12.3

Net fees	174,909	172,312	2,597	1.5
Gains (losses) on financial transactions	17,351	69,892	(52,542)	(75.2)
Other operating income*	(7,714)	(805)	(6,909)	858.8

Gross income	872,431	853,856	18,575	2.2

Operating expenses	(326,199)	(303,751)	(22,448)	7.4
General administrative expenses	(287,481)	(268,165)	(19,317)	7.2
Personnel	(179,246)	(162,427)	(16,819)	10.4
Other general administrative expenses	(108,235)	(105,737)	(2,498)	2.4
Depreciation and amortisation	(38,718)	(35,586)	(3,132)	8.8

Net operating income	546,231	550,105	(3,873)	(0.7)

Net loan-loss provisions	(175,845)	(264,921)	89,076	(33.6)
Other income	(2,932)	9,460	(12,392)	—

Profit before taxes	367,455	294,644	72,811	24.7

Tax on profit	(47,193)	(43,492)	(3,700)	8.5

Profit from continuing operations	320,262	251,152	69,110	27.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	320,262	251,152	69,110	27.5

Minority interests	69,454	49,164	20,291	41.3

Attributable profit to the Group	250,807	201,988	48,819	24.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	183,518	219,374	209,564	219,154	221,504	235,859	230,521

Net fees	57,100	56,919	58,293	57,933	56,501	58,838	59,570
Gains (losses) on financial transactions	35,770	19,660	14,462	11,837	7,736	2,312	7,302
Other operating income*	(481)	422	(746)	(2,865)	(2,400)	(2,626)	(2,688)

Gross income	275,907	296,375	281,573	286,059	283,342	294,384	294,705

Operating expenses	(98,283)	(103,227)	(102,241)	(100,836)	(102,265)	(113,269)	(110,665)
General administrative expenses	(87,080)	(91,204)	(89,880)	(88,668)	(89,220)	(99,510)	(98,751)
Personnel	(53,206)	(54,861)	(54,360)	(54,155)	(53,490)	(64,290)	(61,466)
Other general administrative expenses	(33,874)	(36,343)	(35,520)	(34,513)	(35,729)	(35,221)	(37,285)
Depreciation and amortisation	(11,202)	(12,024)	(12,360)	(12,168)	(13,045)	(13,759)	(11,914)

Net operating income	177,624	193,148	179,333	185,224	181,077	181,115	184,039

Net loan-loss provisions	(101,133)	(90,666)	(73,121)	(57,965)	(79,424)	(55,449)	(40,972)
Other income	5,661	2,431	1,368	14,450	(5,238)	6,695	(4,389)

Profit before taxes	82,151	104,913	107,579	141,709	96,415	132,362	138,678

Tax on profit	(13,841)	(14,341)	(15,310)	(12,830)	(14,335)	(19,268)	(13,590)

Profit from continuing operations	68,310	90,572	92,270	128,879	82,080	113,094	125,088

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	68,310	90,572	92,270	128,879	82,080	113,094	125,088

Minority interests	15,565	16,408	17,190	26,691	17,504	24,748	27,202

Attributable profit to the Group	52,745	74,164	75,079	102,188	64,575	88,346	97,887

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	1,945	1,946	(2)	(0.1)

Net fees	966	871	95	10.9
Gains (losses) on financial transactions	1,123	1,147	(23)	(2.0)
Other operating income*	113	104	9	8.4

Gross income	4,147	4,068	79	1.9

Operating expenses	(1,092)	(903)	(189)	21.0
General administrative expenses	(992)	(836)	(155)	18.6
Personnel	(655)	(533)	(122)	22.9
Other general administrative expenses	(336)	(303)	(33)	11.0
Depreciation and amortisation	(100)	(66)	(34)	50.7

Net operating income	3,055	3,165	(110)	(3.5)

Net loan-loss provisions	(5)	15	(20)	—
Other income	(23)	(28)	5	(16.8)

Profit before taxes	3,027	3,153	(126)	(4.0)

Tax on profit	(811)	(888)	77	(8.7)

Profit from continuing operations	2,216	2,265	(49)	(2.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,216	2,265	(49)	(2.2)

Minority interests	188	85	103	121.6

Attributable profit to the Group (1)	2,028	2,180	(152)	(7.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).- In 9M’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 2,063 million (-5.4%).

			Variation
	30.09.10	30.09.09	Amount	%
Business volumes
Total assets	300,000	253,821	46,179	18.2
Customer loans	68,652	69,071	(419)	(0.6)
Customer deposits	77,783	43,149	34,634	80.3

Global Wholesale Banking
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	630	677	640	562	627	699	619

Net fees	263	354	254	257	313	319	334
Gains (losses) on financial transactions	382	381	383	237	508	290	325
Other operating income*	21	48	35	61	3	80	30

Gross income	1,297	1,460	1,311	1,116	1,451	1,387	1,309

Operating expenses	(300)	(295)	(308)	(354)	(338)	(374)	(380)
General administrative expenses	(278)	(275)	(283)	(332)	(309)	(337)	(346)
Personnel	(173)	(173)	(187)	(224)	(192)	(237)	(227)
Other general administrative expenses	(105)	(102)	(96)	(108)	(117)	(100)	(119)
Depreciation and amortisation	(22)	(20)	(25)	(22)	(29)	(37)	(34)

Net operating income	997	1,165	1,003	762	1,113	1,013	929

Net loan-loss provisions	(16)	25	6	19	50	(26)	(29)
Other income	(6)	(11)	(11)	29	(9)	(19)	6

Profit before taxes	975	1,180	998	810	1,154	967	906

Tax on profit	(269)	(327)	(292)	(195)	(311)	(259)	(241)

Profit from continuing operations	706	853	706	615	843	709	664

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	706	853	706	615	843	709	664

Minority interests	27	31	27	47	64	66	58

Attributable profit to the Group (1)	679	822	679	568	779	642	606

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1).-	In Q3’10, before the impact from the application of Bank of Spain’s Circular 3/2010, EUR 641 million.

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Business volumes
Total assets	260,373	264,873	253,821	254,288	254,062	272,725	300,000
Customer loans	76,750	72,674	69,071	63,237	60,992	69,550	68,652
Customer deposits	58,475	52,139	43,149	52,312	57,989	72,399	77,783

Asset Management and Insurance
Million euros

			Variation
	9M ’10	9M ’09	Amount	%
Income statement
Net interest income	150	152	(2)	(1.0)

Net fees	317	329	(12)	(3.7)
Gains (losses) on financial transactions	34	23	12	50.6
Other operating income*	290	260	30	11.4

Gross income	791	763	28	3.6

Operating expenses	(238)	(229)	(10)	4.2
General administrative expenses	(216)	(206)	(9)	4.4
Personnel	(120)	(116)	(5)	3.9
Other general administrative expenses	(95)	(91)	(5)	5.0
Depreciation and amortisation	(23)	(22)	(1)	2.6

Net operating income	552	534	18	3.3

Net loan-loss provisions	(0)	(0)	0	(40.2)
Other income	(15)	(34)	19	(56.0)

Profit before taxes	537	500	37	7.4

Tax on profit	(145)	(171)	26	(14.9)

Profit from continuing operations	392	329	63	19.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	392	329	63	19.0

Minority interests	44	14	30	208.9

Attributable profit to the Group	348	315	33	10.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.10	30.09.09	Amount	%
Business volumes
Total assets	33,091	28,152	4,939	17.5
Customer loans	496	605	(110)	(18.1)
Customer deposits	3,449	475	2,974	625.7

Asset Management and Insurance
Million euros

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Income statement
Net interest income	47	55	50	49	38	52	60

Net fees	111	115	103	102	104	105	108
Gains (losses) on financial transactions	5	7	11	11	12	7	15
Other operating income*	88	92	80	78	89	111	89

Gross income	251	268	244	241	243	276	272

Operating expenses	(78)	(76)	(74)	(82)	(74)	(80)	(85)
General administrative expenses	(72)	(68)	(67)	(73)	(66)	(72)	(77)
Personnel	(38)	(40)	(38)	(34)	(39)	(40)	(41)
Other general administrative expenses	(34)	(28)	(29)	(39)	(27)	(32)	(37)
Depreciation and amortisation	(7)	(8)	(7)	(10)	(8)	(8)	(7)

Net operating income	172	192	170	159	169	196	187

Net loan-loss provisions	(0)	0	0	8	(0)	(0)	(0)
Other income	(4)	(7)	(23)	(20)	(3)	(6)	(6)

Profit before taxes	168	186	147	147	166	190	182

Tax on profit	(58)	(59)	(54)	(48)	(43)	(54)	(48)

Profit from continuing operations	110	126	93	99	122	136	134

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	110	126	93	99	122	136	134

Minority interests	5	5	4	14	14	16	14

Attributable profit to the Group	105	122	89	86	108	120	120

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10
Business volumes
Total assets	25,146	26,191	28,152	29,746	31,573	32,065	33,091
Customer loans	705	677	605	590	690	553	496
Customer deposits	415	438	475	506	533	2,419	3,449

NPL ratio
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Continental Europe	2.73	3.10	3.41	3.64	3.72	3.85	4.00

Santander Branch Network	3.14	3.50	3.86	4.38	4.65	4.78	4.90
Banesto	1.96	2.32	2.62	2.97	3.13	3.49	3.83
Santander Consumer Finance	4.64	5.14	5.46	5.39	5.12	5.23	5.13
Portugal	1.87	2.13	2.04	2.27	2.32	2.40	2.43

United Kingdom	1.25	1.54	1.65	1.71	1.87	1.84	1.76

Latin America	3.27	3.97	4.20	4.25	4.18	4.13	4.15

Brazil	3.86	4.75	5.09	5.27	5.04	5.01	4.97
Mexico	2.80	3.04	2.45	1.84	1.86	1.77	2.20
Chile	3.05	3.30	3.38	3.20	3.36	3.31	3.58

Sovereign	3.98	4.34	4.82	5.35	5.14	5.11	4.80

Operating Areas	2.45	2.80	3.06	3.21	3.32	3.35	3.39

Spain	2.40	2.72	2.98	3.41	3.59	3.71	3.88

NPL coverage
%

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Continental Europe	81	75	71	77	76	73	77

Santander Branch Network	61	57	52	65	59	53	55
Banesto	85	73	70	64	61	58	60
Santander Consumer Finance	89	90	92	97	108	111	122
Portugal	71	65	68	65	64	65	69

United Kingdom	56	45	48	44	40	41	42

Latin America	107	97	103	105	107	105	103

Brazil	107	92	95	99	100	98	98
Mexico	128	122	221	264	268	257	199
Chile	95	94	94	89	99	97	94

Sovereign	66	67	68	62	64	67	72

Operating Areas	81	74	74	76	75	74	77

Spain	81	71	67	73	68	64	65

Spreads loans and deposits
%

	Q1 ’09	Q2 ’09	Q3 ’09	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10

Santander Branch Network
Spread loans	2.21	2.26	2.32	2.25	2.10	1.94	1.83
Spread deposits	1.19	0.89	0.68	0.53	0.50	0.10	0.04

SUM	3.40	3.15	3.00	2.78	2.60	2.04	1.87

Retail Banking Banesto
Spread loans	1.90	1.94	1.96	1.99	2.02	2.00	1.92
Spread deposits	0.79	0.57	0.31	0.29	0.18	(0.35)	(0.51)

SUM	2.69	2.51	2.27	2.28	2.20	1.65	1.41

Santander Consumer Finance
Spread loans	4.39	4.54	4.67	4.77	4.80	4.85	4.88

Retail Banking Portugal
Spread loans	1.61	1.70	1.72	1.73	1.76	1.82	1.82
Spread deposits	0.74	0.45	0.40	0.22	0.09	0.10	0.21

SUM	2.35	2.15	2.12	1.95	1.85	1.92	2.03

Retail Banking United Kingdom
Spread loans	1.13	1.44	1.67	1.82	1.90	2.01	2.08
Spread deposits	0.91	0.78	0.58	0.49	0.41	0.30	0.26

SUM	2.04	2.22	2.25	2.31	2.31	2.31	2.34

Retail Banking Brazil
Spread loans	15.94	16.39	15.81	15.12	15.26	15.29	14.73
Spread deposits	1.07	1.04	0.87	0.90	0.87	0.94	1.08

SUM	17.01	17.43	16.68	16.02	16.13	16.23	15.81

Retail Banking Mexico
Spread loans	10.83	10.77	10.40	10.21	10.03	9.50	9.20
Spread deposits	3.36	2.58	2.09	2.07	2.05	1.92	2.03

SUM	14.19	13.35	12.49	12.28	12.08	11.42	11.23

Retail Banking Chile
Spread loans	5.90	5.89	5.61	5.26	5.24	5.03	4.76
Spread deposits	2.02	1.92	1.87	2.12	2.25	2.30	2.27

SUM	7.92	7.81	7.48	7.38	7.49	7.33	7.03

Retail Banking Sovereign
Spread loans	1.88	1.90	1.88	1.91	1.94	1.96	2.04
Spread deposits	0.42	0.70	0.80	0.80	0.94	0.99	0.62

SUM	2.30	2.60	2.68	2.71	2.88	2.95	2.66

Risk-weighted assets
Million euros

	31.03.09	30.06.09	30.09.09	31.12.09	31.03.10	30.06.10	30.09.10

Continental Europe	257,416	254,915	252,500	257,582	255,020	259,823	258,576

Santander Branch Network	74,533	76,810	77,308	76,357	75,956	75,468	73,076
Banesto	63,668	62,042	59,142	63,516	61,027	61,112	59,039
Santander Consumer	48,043	47,684	48,373	48,892	50,004	51,487	55,131
Portugal	25,198	23,338	23,007	23,992	23,360	23,430	23,181

United Kingdom	82,668	86,654	81,501	77,646	80,108	85,512	83,765

Latin America*	139,260	143,817	131,701	140,075	148,152	164,467	166,518

Brazil	73,736	79,226	78,694	84,935	88,258	99,074	101,036
Mexico	18,541	18,308	17,000	18,035	19,833	21,548	22,099
Chile	18,348	18,267	17,427	18,731	19,752	21,904	22,687

Sovereign	34,981	38,916	40,734	43,406	44,225	49,278	38,737

Operating Areas	514,325	524,302	506,436	518,709	527,505	559,080	547,596

Corporate Activities	31,763	35,119	43,211	42,975	40,044	42,438	46,097

Total	546,088	559,421	549,647	561,684	567,549	601,518	593,693

*	Venezuela disposal in Q3’09

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President